SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR l5d-16

Of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number: 333-114220

Grand Toys International Limited

(Translation of registrant’s name into English)

Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F [ X  ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l (b)(l): ____

Note: Regulation S-T Rule 101 (b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10l(b)(7): ____

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grand Toys International Limited

(Registrant)

Date: December ___, 2005

By: /s/ Henry Hai Lin Hu, Chief Executive Officer

(Signature)

December 8, 2005

Dear Grand ADS holder:

We are writing to inform you that an extraordinary general meeting of members of Grand Toys International Limited, which we refer to as Grand, will be held at Grand’s offices at Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Thursday, 22nd December, 2005 at 10:00 a.m., local time, and at any adjournment thereof.  At the meeting, we are presenting for approval proposals for:

•

the acquisition by Grand of all of the share capital of Hua Yang Holdings Company Limited, or Hua Yang, and Kord Holdings, Inc., or Kord, pursuant to a certain Exchange Agreement dated November 30, 2005 by and among Grand, Hua Yang, Kord and Cornerstone Beststep International Limited, or Cornerstone Beststep, as a result of which each of Hua Yang and Kord will become wholly-owned subsidiaries of Grand; and

•

the issuance to Cornerstone Beststep pursuant to the Exchange Agreement of a maximum of 11,465,798 Series B Convertible Preference Shares, which Series B Convertible Preference Shares are convertible into a maximum of 30,827,976 Grand American depositary shares, or Grand ADSs, represented by Grand American depositary receipts, or Grand ADRs, and which Grand ADSs represent beneficial ownership of an equal number of Ordinary Shares in the capital of Grand.

As a holder of Grand ADRs, you do not have the right to attend or vote at the meeting.  However, as more particularly described in the attached proxy statement, you will have the right to instruct The Bank of New York, as depositary for our Ordinary Shares beneficially owned by you, as to how you would like the Ordinary Shares to be voted.

As a result of the issuance to Cornerstone Beststep of the Series B Shares as part of the transaction, Mr. Jeff Hsieh Cheng, the ultimate beneficial owner of Cornerstone Beststep and Centralink Investments Limited, the current owner of 10,322,120 Grand ADSs and 2,000,000 Series A (as the same shall be redesignated) Convertible Preference Shares which are presently convertible into 2,804,600 Grand ADSs, will increase his beneficial ownership of the outstanding share capital of Grand from approximately 62% to approximately 84% on a fully diluted basis assuming conversion of the 29,195,701 Series B Convertible Preference Shares which we anticipate issuing pursuant to the Exchange Agreement, the conversion of the Series A Convertible Preference Shares beneficially owned by Mr. Hsieh and the exercise of all options and warrants to purchase Grand ADSs.  As a result, Mr. Hsieh’s position to control the affairs of Grand after the consummation of the transaction will be further consolidated.  Mr. Hsieh will also become a member of Grand’s board upon completion of the acquisition.

The proxy statement enclosed with this letter provides you with detailed information regarding each of the proposals to be considered at the extraordinary general meeting. We encourage you to read this entire document carefully. Please consider the risk factors beginning on page 23.

Grand’s board of directors has adopted the Exchange Agreement which provides for the acquisition of Hua Yang and Kord and the issuance to Cornerstone Beststep of up to 11,465,798 Series B Convertible Preference Shares. We have also received an opinion by Stephens Inc. that the consideration to be paid by Grand in the transaction is fair from a financial point of view to the disinterested shareholders of Grand, meaning those owners of Grand ADSs other than Cornerstone Beststep and its affiliates, including Mr. Hsieh.  Your board recommends that you vote "FOR" approval of the acquisition of Hua Yang and Kord and the related issuance of the Series B Convertible Preference Shares described in the Exchange Agreement, which must be approved if the acquisition is to go forward.

If members of Grand approve the transaction at the extraordinary general meeting, we expect to complete the acquisition and the issuance of the Series B Convertible Preference Shares immediately after the extraordinary general meeting. The board appreciates your consideration and encourages you to give voting instructions.  PLEASE MARK, SIGN, DATE AND MAIL THE ENCLOSED VOTING INSTRUCTIONS IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE.

Very truly yours,

HENRY HU

Chairman

__________________

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING

TO BE HELD ON 22ND

 DECEMBER, 2005

__________________

GENERAL INFORMATION

This proxy statement is furnished to you in connection with the solicitation of voting instructions by the Board of Directors of Grand Toys International Limited, to be used at an Extraordinary General Meeting of Grand to be held at the offices of Grand, Room UG202, Floor UG2, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong on Thursday, 22nd December, 2005 at 10:00 a.m., local time, and at any adjournment thereof.

PROPOSALS

At the meeting, we are presenting to the members for approval proposals for:

•

the acquisition by Grand of all of the share capital of Hua Yang Holdings Company Limited, or Hua Yang, and Kord Holdings, Inc., or Kord, pursuant to a certain Exchange Agreement dated November 30, 2005 by and among Grand, Hua Yang, Kord and Cornerstone Beststep International Limited, or Cornerstone Beststep, as a result of which each of Hua Yang and Kord will become wholly-owned subsidiaries of Grand; and

•

the issuance to Cornerstone Beststep pursuant to the Exchange Agreement of a maximum of 11,465,798 Series B Convertible Preference Shares, or Series B Shares, which Series B Shares are convertible into a maximum of 30,827,976 Grand American depositary shares, or Grand ADSs, represented by Grand American depositary receipts, or Grand ADRs, and which Grand ADSs represent beneficial ownership of an equal number of Ordinary Shares in the capital of Grand.

QUORUM AND VOTING

Only registered holders of Ordinary Shares and existing convertible preference shares, or, as redesignated, the Series A Shares will be entitled to vote at the meeting or any adjournment thereof.  On 30th November, 2005, we had outstanding 16,307,967 Ordinary Shares, 2,000,000 Series A Shares and two deferred non-voting shares.  The holders of the Series A Shares are entitled to vote together with the holders of the Ordinary Shares as a single class on an “as converted” basis.  Accordingly, the holders of the Series A Shares are entitled to cast 2,804,600 votes at the meeting on a poll.  The chairman of the meeting will demand such a poll in respect of each resolution set out in the Notice of the Extraordinary General Meeting.  On each such poll, a member shall have one vote for each Ordinary Share and 1.4023 votes for each Series A Share registered in its name.

Pursuant to our Memorandum and Articles of Association, two members present in person or by proxy and holding at least fifty-one percent of our paid up capital shall be a quorum.  An ordinary resolution shall be passed if a majority of votes cast at the meeting in respect of the resolution are cast in favour thereof.  A special resolution shall be passed if not less than three-fourths of the votes cast at the meeting in respect of the resolution are cast in favour thereof.  Proposal 1 is an ordinary resolution.  Proposal 2 is a special resolution.

Mr. Jeff Hsieh Cheng is the sole beneficial owner of Cornerstone Beststep, which in turn owns Hua Yang and Kord.  Mr. Hsieh is also the sole beneficial owner of Centralink Investments Limited, or Centralink, which owns 10,322,120 Grand ADSs and all 2,000,000 Series A Shares, representing approximately 62% of our shares on a fully diluted basis assuming conversion of the Series A Shares and the exercise of all outstanding options and warrants.  To ensure fairness to all of our shareholders, Mr. Hsieh has agreed that the consummation of any transaction involving the contribution of businesses owned by him or his affiliates to Grand, including Hua Yang and Kord will be conditioned on the affirmative vote of a majority of the members who are not affiliated with Mr. Hsieh.  Accordingly, although Centralink will attend the meeting and be included in the quorum, Centralink will not vote any shares owned by it, or give any voting instructions in respect of Series A Shares or ADSs beneficially owned by it, in respect of Proposal 1, and Proposal 1 will only be approved if a majority of the members of Grand not affiliated with Mr. Hsieh vote in favor of Proposal 1.

As a holder of Grand ADSs, you do not have the right to attend or vote at the meeting.  However, you will have the right to give voting instructions on both Proposals.  Under the terms of the Depositary Agreement among Grand and The Bank of New York, which acts as depositary (which we refer to as the depositary), and the holders from time to time of our ADSs, the depositary, as a member holding Ordinary Shares, shall endeavor (insofar as is practicable and in accordance with the our Articles of Association) to vote or cause to be voted the number of Ordinary Shares represented by Grand ADSs in accordance with the instructions of each holder of Grand ADSs.  As a holder of Grand ADSs, if your instructions are not received by the depositary, the depositary shall appoint a person designated by us to vote the number of Ordinary Shares represented by your Grand ADSs in such manner as such person may, in his or her discretion, think fit.  You should be aware that any person so designated by us intends to vote in favor of Proposals 1 and 2.  Accordingly, if you desire to vote against either of Proposals 1 and 2, you must so instruct the depositary.

EXPLANATORY NOTE

This proxy statement is being mailed to holders of Grand ADSs in connection with the extraordinary general meeting of Grand Toys International Limited.

Throughout this proxy statement,

•

China or the PRC refers to the People's Republic of China;

•

Centralink Investments Limited is referred to as Centralink;

•

Cornerstone Beststep International Limited is referred to as Cornerstone Beststep;

•

Cornerstone Overseas Investments, Limited is referred to as Cornerstone Overseas;

•

Grand Toys International Limited is referred to as Grand;

•

Grand Toys International, Inc. is referred to as Grand US;

•

Grand’s existing Convertible Preference Shares are referred to as the Series A Shares;

•

Grand’s proposed Series B Convertible Preference Shares are referred to as the Series B Shares;

•

Hong Kong refers to the Hong Kong Special Administrative Region of the People's Republic of China; and

•

Hua Yang Holdings Company Limited and its subsidiaries are referred to as Hua Yang;

•

Kord Holdings, Inc. and its subsidiaries are is referred to as Kord;

•

•

Playwell International Limited is referred to as Playwell;

•

All dollar figures, unless otherwise specified, mean U.S. Dollars; and

•

References to HK$ are to Hong Kong Dollars.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements with respect to the acquisition of Kord and Hua Yang and the financial condition, results of operations and businesses of Grand, Kord and Hua Yang.  Forward-looking statements by their nature involve a degree of risk and uncertainty, including, but not limited to, the risks and uncertainties referred to under "Risk Factors" and elsewhere herein. All statements regarding the expected benefits of the acquisition are forward-looking statements.  The forward-looking statements include statements for the period following completion of the transaction.  You can find many of these statements by looking for words such as "believes," "expects," "anticipates," "estimates," "continues," "may," "intends," "plans" or similar expressions in this document. You should be aware that any forward-looking statements in this document are not guarantees of future performance.  Grand has identified factors that could cause actual plans or results to differ materially from those included in any forward-looking statements.

Actual results may differ materially from those expressed or implied by forward-looking statements. As you make your decision on how to instruct the depositary to vote, please take into account that forward-looking statements speak only as of the date of this proxy statement.

WHERE YOU CAN FIND MORE INFORMATION ON GRAND

We file annual and current reports with the SEC.  You may read and copy all or any portion of our SEC reports at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.  The SEC maintains a website that contains reports, proxy statements and other information, including those filed by us, at www.sec.gov.  You may also access our SEC filings and obtain other information about us through this website.  We also maintain a website at www.grand.com where our SEC filings and additional information can be found.  The information contained in our website is not incorporated by reference into this proxy statement.

QUESTIONS AND ANSWERS

ABOUT THE ACQUISITION AND THE ISSUANCE OF SHARES TO CORNERSTONE

Q. What am I being asked to vote on?

A. You are being asked to vote in favor of the acquisition by Grand of Hua Yang and Kord.  You are also being asked to vote on the related issuance to Cornerstone Beststep of Series B Shares.  The Series B Shares are convertible into Grand ADSs which when converted will represent approximately 58% of our Ordinary Shares on a fully-diluted basis.

Q. What vote is required to approve each of the proposals to be voted on at the extraordinary general meeting?

A. The approval of the acquisition (Proposal 1) requires the approval of a majority of the votes cast at the meeting which are not beneficially owned by Mr. Hsieh or his affiliates.  The approval of the issuance of the Series B Shares requires the approval of at least three-quarters of the votes cast at the meeting (inclusive of any shares owned by Mr. Hsieh and his affiliates).  Unless both proposals are approved, neither the acquisition nor the issuance of the Series B Shares will be completed.

Q. Why are we acquiring Hua Yang and Kord?

A. Last year, when we reorganized and acquired Playwell, we took the first steps of our plan to create a public company with greater revenues and assets which could serve as a platform for future expansion.  Our goal was to identify and acquire complementary companies which would collectively form a vertically integrated multinational toy and toy-related company.

Mr. Hsieh and Grand identified a number of companies which would be complementary to our business.  Among these companies were Hua Yang, a company engaged in specialty printing for children’s books and games and producing toy and gift marketing related specialty printing and packaging, with an established track record in the printing and packaging business; and Kord, which is one of the world’s largest party goods manufacturers, producing a broad range of party and paper goods and offering comprehensive lines of party products and accessories to major importers and international superstores under the Kord brand or on an OEM basis.

Hua Yang and Kord were acquired by Cornerstone Overseas in May 2004 and June 2004, respectively.  Mr. Hsieh is the sole beneficial owner of Cornerstone Overseas.  At the time Hua Yang and Kord were acquired, we had not yet reorganized and we were not in a position financially or otherwise to acquire Kord and Hua Yang.  Hua Yang and Kord were acquired by Cornerstone Overseas with the intention of contributing them to us.  Since Hua Yang and Kord were acquired, Mr. Hsieh has made significant capital improvements to Kord and Hua Yang and each of these companies has shown significant growth in both EBITDA and cash flow.  Mr. Hsieh and Grand have determined that contributing Kord and Hua Yang to Grand before the end of 2005 is in the best interests of Grand.

In addition to the financial performance of Hua Yang and Kord, we believe there are a number of additional compelling reasons to make the acquisition.  First, our management has become very familiar with the operations of Kord and Hua Yang since they were acquired in 2004.  The acquisition would also give us an entrée into the lucrative publishing and party goods businesses thereby further diversifying our business operations.  Finally, the manufacturing operations of Kord and Hua Yang will complete our vision of a vertically integrated company and give us additional capacity for new business.

Q. How will the acquisition be accomplished?

A. The share capitals of Hua Yang and Kord will be acquired directly by Grand from Cornerstone Beststep for total consideration of $44,000,000, of which we estimate that $41,670,294 shall be paid through the issuance by us of 10,858,709 Series B Shares, or one Series B Share for every $3.8375 of consideration, and the balance shall be paid by our canceling $2,329,706 of net indebtedness owed by affiliates of Mr. Hsieh to us and our subsidiaries.  The actual net indebtedness may change prior to the closing.  Any change in the amount of the net indebtedness will change the number of Series B Shares to be issued.  In addition to acquiring the share capital of Hua Yang and Kord, Grand will assume approximately $29.8 million of debt.

Q. Will the acquisition dilute my ownership interest?

A. If, as expected, the acquisition results in the issuance by Grand of 10,858,709 Series B Shares, these Series B Shares will be convertible into 29,195,701 Grand ADSs.  This represents approximately 58% of our outstanding shares.  As a result, Mr. Hsieh, the owner of Cornerstone Beststep and Centralink, will beneficially hold a total of 42,322,421 Grand ADSs, or 83.8% of our outstanding ADSs on a fully diluted basis assuming conversion of all outstanding Series A Shares and Series B Shares and the exercise of all outstanding options and warrants.  The transaction will therefore increase Mr. Hsieh’s ownership percentage of Grand by approximately 22% and your percentage ownership interest in Grand after the consummation of all the transactions will decrease from approximately 38% to approximately 16%.

Q. If the acquisition is dilutive to my ownership interest, what is the benefit of voting in favor of it?

A. We believe that in the long run the addition of Hua Yang will benefit and be accretive to you and the other holders of our securities.  Together Hua Yang and Kord are much bigger than Grand as it exists today.  For the year ending December 31, 2005, Hua Yang and Kord alone are expected to have net operating profit of approximately $4.3 million and operating EBITDA of approximately $9.0 million.  However, because these entities, like Grand, are under common control with Mr. Hsieh, we will be required to restate our financial statements to treat the acquisition as if it had occurred on the dates that Cornerstone Overseas, another entity beneficially owned by Mr. Hsieh, acquired Hua Yang and Kord, May 2004 and June 2004, respectively.  The value that Mr. Hsieh receives from Grand, in excess of his current basis in Hua Yang and Kord will create a “deemed dividend” that will be recorded in 2005.  This will result in Grand reporting a sizable loss as a result of this “deemed dividend” to Cornerstone Beststep.  Beginning in 2006, we expect earnings and EBITDA levels significantly greater than those currently experienced by Grand.

Q. When do you expect to complete the acquisition?

A. Grand, Hua Yang, Kord and Cornerstone Beststep expect to complete the acquisition immediately after the extraordinary general meeting if the acquisition and the issuance of the Series B Shares to Cornerstone Beststep are approved at such meeting.

Q. How does Grand’s board of directors recommend that I vote?

A. Grand’s board of directors recommends that you instruct the depositary vote to approve the acquisition and the issuance of the Series B Shares to Cornerstone Beststep pursuant to the Exchange Agreement.  Although the determination of the four members of the board who participated in the decision to recommend the transaction was unanimous (our fifth director, Mr. Henry Hai Lin Hu, our Chairman, is a director and officer of Hua Yang and Kord as well as other entities controlled by Mr. Hsieh and thereby abstained from participating), you should be aware that, by virtue of Mr. Hsieh’s controlling ownership interest in Grand, Mr. Hsieh has the ultimate ability to determine whether any members of the board should continue to serve.  Although we do not believe that this ability was a factor in the board’s deliberation, it could be perceived as creating a conflict of interest in making its determination.

Q. What risks should I consider in deciding whether to approve the acquisition and the issuance of the Series B Shares to Cornerstone Beststep?

A. In evaluating the acquisition and the issuance of the Series B Shares to Cornerstone Beststep, you should carefully read this proxy statement and especially consider the factors discussed in the section titled "Risk Factors."

Q. Who can answer my questions?

A. If you have questions about the acquisition and the issuance of the Series B Shares to Cornerstone Beststep or desire additional copies of this proxy statement or voting instruction cards you should contact:

Tania M. Clarke

Vice-President, Finance

Grand Toys International Limited

Telephone: (514) 685-2180 ext. 233,

or email her at Tania@grand.com

SUMMARY

This summary highlights the material terms of the acquisition of Hua Yang and Kord and the related issuance of the Series B Shares to Cornerstone Beststep.  To understand the acquisition of Hua Yang and Kord and the related issuance of Series B Shares to Cornerstone Beststep more fully, you should read this entire proxy statement, including the Annexes. The Exchange Agreement is attached as Annex A to this proxy statement.  The Fairness Opinion of Stephens Inc. regarding the transaction contemplated by the Exchange Agreement is attached as Annex B.

Information About Grand Toys International Limited,

Hua Yang Holdings Company Limited and Kord Holdings, Inc.

Grand Toys International Limited

We are a Hong Kong domiciled holding company, which acts as the corporate administrator for our operating divisions, which include manufacturing and distribution segments.  Our operations are conducted through two main subsidiaries, Playwell International Limited, or Playwell, and Grand Toys International, Inc., or Grand US.

Playwell is a Hong Kong limited company formed in 2000.  As it exists today, Playwell itself is a holding company with four operating subsidiaries:

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Hong Kong Toy Centre Ltd., or HKTC, which, for over 30 years through its subsidiaries and predecessors, has developed products for sale under the Playwell brand and supervised the outsourced manufacture of such products, as well as products designed by customers of HKTC for sale under their own brands, by contract manufacturers located primarily in China;

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Gatelink Mould Engineering Limited, which manufactures moulds for Playwell;

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Great Wall Alliance Ltd., which holds “Playwell” trademarks; and

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Asian World Enterprises, Co., Ltd., which holds certain intellectual property licenses from the Walt Disney Company.

Grand US is a Nevada, United States corporation which, through Grand Toys Limited, its Canadian operating subsidiary, and International Playthings Inc., its principal United States operating subsidiary, has been engaged in the toy business for over 45 years.  Grand US develops and distributes a wide variety of toys and fashion accessories throughout Canada and the United States.  Grand US' business consists of four areas of operation:

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importing and distributing throughout Canada and the United States, on an exclusive and non-exclusive basis, a wide variety of well-known toy and leisure products and ancillary items, including party goods, stationary and accessories;

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selling toy products and ancillary items featuring popular characters licensed to Grand US and International Playthings;

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earning commissions on the sale of products represented by Grand US and shipped directly from an overseas vendor to Canadian customers; and

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selling proprietary products, such as puzzles, mobiles and gift-related items.

Our goal is to be the leading seller of high-quality toy products for children ranging from infants to pre-teens.  Our strategy calls for increasing cooperation with proprietary toy concept licensors, diversifying our product range, strengthening our marketing network and relationships with our multi-national customers, expanding our distribution channels and increasing and diversifying our customer base.

Our ADSs are traded on the Nasdaq Capital Market under the symbol "GRIN".

Hua Yang

Hua Yang, a Cayman Islands company, has through its operating subsidiaries in Hong Kong and China engaged since 1935 in specialty printing for children’s books and games, and the production of toy and gift marketing-related specialty printing and packaging.  Hua Yang has an established track record in the printing and packaging business and is recognized as a high-quality industry leader in southern China.  Its two operating segments can be broken into sub-segments, as follows:

Books and Board Games:

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Design and production of a range of paper-based novelty items such as pop-up books, touch-and-feel books, and board books for major publishers in the U.K., U.S. and Europe; and

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Production of jigsaw puzzles and board games primarily on an OEM basis (For example: Cranium™).

Packaging Products:

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the design and production of high-end promotional parfumerie packaging, value-added gift packaging, fashion packaging, and confectionary packaging for luxury branded goods customers such as LVMH; and

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the design and production of low-end packaging of toy products for the mass market (for example: Barbie™ and Leap Frog™).

In February 2005, Hua Yang acquired the business and assets of Eastern Raiser Printing Co Ltd, a former subcontractor of Hua Yang which specializes in printing and packaging of toys, action figures, games, recreational products and other toy-related products for third parties.

Kord Holdings Inc.

Kord Holdings, Inc., a British Virgin Islands company, is, through its Hong Kong operating subsidiaries, one of the world’s largest party good manufacturers with over 3,000 employees and over 500,000 square feet of manufacturing space.  Founded in 1972, Kord produces a broad range of party and paper goods and offers comprehensive lines of party products and accessories to major importers and superstores overseas, either under its own “KORD” brand (approximately 50% of sales) or on a OEM basis (approximately 50% of sales).

Kord has over 20,000 designs in key product groups including generic party products, decorative products, disposable products, latex masks, and others.  The generic, decorative, and disposable products account for more than 90% of total sales and include paper cups, paper plates, table covers, napkins, hats, horns, banners, invitations, decorations, etc.

Kord is also a licensed manufacturer of party products related to certain Disney-branded characters.  Kord works closely with importers, distributors, party superstores and international retail chains on ODM and OEM projects all over the world.

The Acquisition of Hua Yang and Kord

Terms of the Acquisition

Pursuant to the Exchange Agreement, we will acquire all of the outstanding shares of Hua Yang and Kord for an aggregate of $44,000,000, of which we anticipate $41,670,294 shall be paid through the issuance by us of 10,858,709 Series B Shares, or one Series B Share for every $3.8375 of consideration payable in Series B Shares, and the expected balance shall be paid by our canceling $2,329,706 the net indebtedness owed to us and our subsidiaries by affiliates of Mr. Hsieh.  The net indebtedness owed to us may change before the closing.  Accordingly, the number of Series B Shares we will issue and the amount of the net indebtedness which we will forgive may change.  Twenty percent of the Series B Shares will be held in escrow for a period of 18 months to secure Cornerstone Beststep’s indemnification obligations under the Exchange Agreement.  In addition to acquiring the share capital of Hua Yang and Kord, we will assume approximately $29.8 million of Hua Yang and Kord’s debt.

The Series B Shares will accrue a cumulative dividend of 4.75% per annum payable semi-annually on June 30 and December 31 of each year.  At our option, dividends on the Series B Shares will be paid in a number of Grand ADSs determined by dividing the amount of the accrued dividends payable by $1.543, which represents the average closing price of Grand ADSs for the 30 trading days preceding the announcement of the acquisition.  The Series B Shares will be convertible into Grand ADSs at a conversion price equal $1.427275, which represents 92.5% of the average closing price of Grand ADSs for the 30 trading days preceding the announcement of the acquisition on 30th November, 2005.  The Series B Shares will have a liquidation preference senior to our Ordinary Shares but junior to our Series A Shares and will have the same registration rights as the Series A Shares.

The Series B Shares are entitled to vote with our Ordinary Shares and our Series A Shares as a single class on an “as converted” basis, which means that, assuming 10,858,709 Series B Shares are issued, these Series B Shares will have 29,195,701 votes on all matters submitted to our members at any general meeting, representing approximately 58% of our share capital.  If the transaction closes, Mr. Hsieh, the sole beneficial owner of Cornerstone Beststep and Centralink, will beneficially own a total of 42,322,421 Grand ADSs, or approximately 84% of the outstanding Grand ADSs on a fully diluted basis assuming conversion of all outstanding Series A Shares and Series B Shares and exercise of all outstanding options and warrants.  This represents an increase in Mr. Hsieh’s beneficial ownership percentage of approximately 22% from the 62% currently beneficially owned by Mr. Hsieh.

Recommendation of the Board of Grand

After careful consideration, our board of directors unanimously determined that the acquisition of Hua Yang and Kord and the issuance of the Series B Shares to Cornerstone Beststep pursuant to the Exchange Agreement are advisable and are fair to and in the best interests of Grand and our members.  Our directors recommend that the members of Grand vote, and you, as holders of Grand ADSs instruct the depositary to vote:

• "FOR" Proposal 1 to approve the acquisition of Hua Yang and Kord pursuant to the Exchange Agreement; and

• "FOR" Proposal 2 to approve the issuance of the Series B Shares to Cornerstone Beststep.

Although the board has approved and recommends the Proposals, you should be aware that Henry Hu, one of our directors, is a director and officer of Cornerstone Beststep, Hua Yang, Kord and Centralink and he has, accordingly, abstained from participating in the board’s deliberation on the acquisition.  You should also be aware that, by virtue of Mr. Hsieh’s controlling interest in Grand, he has the ultimate ability to determine whether any members of the board should continue to serve.  Although we do not believe that this ability was a factor in the board’s deliberation, it could be perceived as creating a conflict of interest in making their determination.

Grand’s Reasons for the Acquisition

When we reorganized and acquired Playwell from Centralink last year, it was part of a plan to create a public company with greater revenues and assets which could serve as a platform for future expansion.  Our goal was to identify and acquire complementary companies which would collectively form a vertically integrated multinational toy and toy-related company.

Since Kord and Hua Yang were acquired by Cornerstone Overseas in 2004 (and subsequently transferred to Cornerstone Beststep, Cornerstone Beststep has made significant capital improvements to Kord and Hua Yang and each of these companies has shown significant growth in both EBITDA and cash flow.  Mr. Hsieh and Grand have determined that contributing these assets to Grand before the end of 2005 is in the best interests of Grand.  In addition to the financial performance of Hua Yang and Kord, we believe there are a number of additional compelling reasons to make the acquisition.  First, our management has become very familiar with the operations of Kord and Hua Yang since the acquisition of these companies by Cornerstone Overseas in 2004.  The acquisition would also give us an entrée into the lucrative publishing and party goods lines of business thereby further diversifying our business operations.  Finally, the manufacturing operations of Kord and Hua Yang will complete our vision of a vertically integrated company and give us additional capacity for new business.

Fairness Opinion

Stephens Inc., or Stephens, our financial advisor, has delivered to our board a written opinion dated November 22, 2005 to the effect that, as of that date and based on and subject to the various assumptions, procedures followed, matters considered and limitations described in its opinion, the consideration to be paid by us for Hua Yang and Kord is fair from a financial point of view to the disinterested shareholders of Grand, meaning those owners of Grand ADSs other than Cornerstone Beststep and its affiliates, including Mr. Hsieh. A copy of the full text of this opinion is attached to this proxy statement as Annex B. Grand encourages you to read the opinion carefully in its entirety for a description of the assumptions, procedures followed, matters considered and limitations on the review undertaken by Stephens Inc.

Stephens provided its opinion for the information and assistance of the Grand board in connection with its determination to proceed with the approval of the transactions contemplated by the Exchange Agreement, and such opinion is not a recommendation as to how you should instruct the depositary to vote with respect to the approval of the acquisition and the issuance of the Series B Shares to Cornerstone Beststep.  In addition to its compensation for evaluating the fairness of the transactions described in this proxy statement, Stephens has also rendered financial advisory services for Grand since June 2005.

Conditions to Consummation of the Reorganization Merger and Playwell Acquisition

A number of conditions must be satisfied or waived before Grand will complete the acquisition of Hua Yang and Kord and the issuance of the Series B Shares to Cornerstone Beststep.  Neither Grand nor Cornerstone Beststep has any present intention to waive any of the closing conditions.

The obligations of Cornerstone Beststep are subject to the condition that Mr. Hsieh shall have been appointed to Grand’s board of directors.

The obligations of Grand are subject to the following conditions:

•

members of Grand shall have approved the acquisition and the issuance of the Series B Shares to Cornerstone Beststep;

•

receipt of the fairness opinion of Stephens Inc.;

•

the release of Hua Yang, Kord and their respective subsidiaries from any guarantee or other liability which any of them may have relating to the liabilities of Cornerstone Beststep or any affiliate of Cornerstone Beststep;

•

Kord shall have divested itself of all equity ownership of or interest in Kord Industrial (China) Limited;

•

Cornerstone Beststep and its affiliates shall have released Grand, Hua Yang and Kord and their respective subsidiaries from all obligations owing to Cornerstone Beststep and its affiliates;

•

Key employees of Kord and Hua Yang shall have committed to remain in the employ of Kord and Hua Yang after the acquisition; and

•

Cornerstone Beststep shall have assigned to Grand any rights to indemnification from third parties which Cornerstone Beststep received in connection with its acquisition of Hua Yang and Kord or any of their respective subsidiaries.

At this time, subject to approval of the Proposals, neither Grand nor Cornerstone Beststep has any reason to believe that any of these conditions to closing will not be satisfied.

Government and Regulatory Approvals

Neither Grand nor Cornerstone Beststep is aware of any regulatory approvals or actions that are required prior to the consummation of the transactions contemplated by the Exchange Agreement.

Anticipated Accounting Treatment of the Acquisition

Because Grand, Hua Yang and Kord are all companies under common control of Mr. Hsieh, the acquisition will be deemed to have occurred for accounting purposes on the dates that Cornerstone Beststep acquired Hua Yang and Kord, May 2004 and June 2004, respectively.  The value that Mr. Hsieh receives from Grand, in excess of his current basis in Hua Yang and Kord will create a “deemed dividend” that will be recorded in 2005.    Accordingly, our financial statements for the 2004 and 2005 years will be restated to give effect to the acquisition of Hua Yang and Kord as if they had taken place in May 2004 and June 2004, respectively.

Selected Historical and Unaudited Pro Forma Summary Financial Information

Grand Selected Historical Consolidated Financial Data

The following selected historical consolidated financial data should be read in conjunction with (i) Grand’s unaudited consolidated financial statements for the nine months ended September 30, 2005 and related notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Grand” as part of Grand’s Report on Form 6-K for the month of November, 2005, as filed with the SEC on November 15, 2005 and (ii) Grand’s audited consolidated financial statements for the year ended December 31, 2004 and related notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Grand” as part of Grand’s Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the SEC on July 1, 2005, and as amended on July 7, 2005.

Income statement data for the year ended December 31, 2004, as well as the balance sheet data as at December 31, 2004 are derived from the audited consolidated financial statements of Grand which are included in our Form 20-F for the year ended December 31, 2004, as filed with the SEC on July 1, 2005, and as amended on July 7, 2005.

Income statement and balance sheet data for the periods ended September 30, 2005 are derived from the unaudited consolidated financial statements of Grand Report which are included in our Form 6-K for the month of November, 2005, as filed with the SEC on November 15, 2005.

Grand Selected Historical Consolidated Financial Data

	Nine Months Ended September 30,	Year Ended December 31,
	2005	2004
	(in US dollars and US GAAP)
	( in ‘000s, except for share and per share data)

Statement of Operations Data:
Net sales	$35,824	$29,465
Cost of goods sold	23,837	21,628
Other operating income (expense)	657	305
Selling, general and
administrative expenses	15,411	7,099
(Loss) earnings before interest, taxes,
depreciation and amortization	(1,373)	1,881
Interest (income) expense	264	(14)
Income taxes expense	30	548
(Loss) earnings from continuing operations	$(3,062)	$509
Dividends:
Actual	(370)	-
Deemed	(991)	-
	(1,361)	-
(Loss) earnings available to ADS holders	$(4,423)	$509

Basic and diluted earnings per share:
(Loss) earnings from continuing operations:
Basic	$(0.19)	$0.04
Diluted	N/A	0.04
(Loss) earnings available to ADS holders:
Basic	$(0.27)	$0.04
Diluted	N/A	0.04
Weighted average number of ADS:
Basic	16,209,567	12,092,592
Diluted	17,935,474	12,807,160
Book value per share	$2.57	$2.26
Dividend per share	0.08	-
Number of ADS outstanding	16,234,937	15,587,284

Balance Sheet Data:
Cash and cash equivalents	$2,884	$5,885
Total assets	65,127	44,072
Total debt	-	-
Long term debt	-	-
Convertible preferred stock	260	-
Capital stock	2,111	2,026
Shareholders’ equity	41,710	35,270

Hua Yang Selected Historical Consolidated Financial Data

Income statement data for the year ended December 31, 2004, reflects the period from January 1, 2004 to December 31, 2004. The income statement and balance sheet data as at December 31, 2004 are derived from the unaudited consolidated financial statements of Hua Yang.

Income statement and balance sheet data for the periods ended September 30, 2005 are derived from the unaudited consolidated financial statements of Hua Yang.  Per share data is not presented since Hua Yang has no share capital.

	Nine Months Ended September 30,	Year Ended December 31,
	2005	2004
	(in US dollars and HK GAAP)
	( in ‘000s, except for share and per share data)
Statement of Operations Data:
Net sales	$38,323	$41,169
Cost of goods sold	28,698	35,741
Other operating income (expense)	44	(289)
Selling, general and
administrative expenses	7,098	5,986
Earnings before interest, taxes depreciation and amortization	4,615	958
Interest expense	893	706
Income taxes expense (recovery)	34	(139)
Earnings (loss) from continuing operations	$1,644	$(1,413)
Dividends	-	-
Earnings (loss) available to ADS holders	$1,644	$(1,413)
	September 30, 2005	December 31, 2004
Balance Sheet Data:
Cash and cash equivalents	$1,689	$2,004
Total assets	72,316	50,117
Total debt	10,578	10,124
Long term debt	10,578	10,124
Capital stock	-	-
Shareholders’ equity	26,354	12,392

Kord Selected Historical Consolidated Financial Data

Income statement data for the year ended December 31, 2004, reflects the period from January 1, 2004 to December 31, 2004. The income statement and balance sheet data as at December 31, 2004 are derived from the unaudited consolidated financial statements of Kord.

Income statement and balance sheet data for the periods ended September 30, 2005 are derived from the unaudited consolidated financial statements of Kord. Per share data is not presented since Kord has no share capital.

	Nine Months Ended September 30,	Year Ended December 31,
	2005	2004
	(in US dollars and HK GAAP)
	( in ‘000s, except for share and per share data)
Statement of Operations Data:
Net sales	$21,521	$21,518
Cost of goods sold	16,861	15,941
Other operating income	386	523
Selling, general and
administrative expenses	3,722	4,249
Earnings before interest, taxes depreciation and amortization	1,974	2,916
Interest expense	102	123
Income taxes expense	-	291
Earnings from continuing operations	$1,222	$1,436
Earnings available to ADS holders	$1,222	$1,436
	September 30, 2005	December 31, 2004
Balance Sheet Data:
Cash and cash equivalents	$867	$852
Total assets	15,189	9,407
Total debt	-	-
Long term debt	-	-
Capital stock	-	-
Shareholders’ equity	9,422	4,180

Unaudited Pro Forma Consolidated Financial Data

The following unaudited pro forma consolidated financial data gives effect to the proposed business combination of Hua Yang and Kord with Grand.  Since Grand, Hua Yang and Kord are all under common control, the accounting treatment for Grand’s acquisition of Hua Yang and Kord requires the restatement of Grand’s financial statements back to the date of common control as if Hua Yang and Kord were part of Grand on those dates; May 2004 and June 2004, respectively.  Under this method of accounting, the excess of the value now paid to Cornerstone Beststep for the share capital of Hua Yang and Kord over the original cost paid by Cornerstone Beststep for the share capital of Hua Yang and Kord is reflected as a deemed dividend on the 2005 financial statements and, therefore, has a non-recurring impact on the results for 2005.  Further, all acquisition costs are treated as restructuring costs and recorded as an expense in the pro forma statements rather than be capitalized as would be the case in an acquisition involving unaffiliated parties.

The unaudited pro forma consolidated financial data is based on the historical financial statements of Grand, Hua Yang and Kord for the year ended December 31, 2004 and the nine months ended September 30, 2005.

The unaudited Pro Forma consolidated balance sheet assumes the acquisition was consummated on September 30, 2005 and combines the unaudited September 30, 2005 consolidated balance sheets of Grand, Hua Yang and Kord.

The 2004 unaudited Pro Forma consolidated income statement combines the year ended December 31, 2004 audited consolidated statement of operations for Grand with the year ended December 31, 2004 unaudited consolidated income statements for Hua Yang and Kord and assumes the acquisition took place on January 1, 2004.  The September 30, 2005 unaudited Pro Forma consolidated income statement combines the period ended September 30, 2005 unaudited consolidated statement of operations for Grand with the period ended September 30, 2005 unaudited Consolidated Income Statements for Hua Yang and Kord and assumes the acquisition took place on January 1, 2005.

The unaudited pro forma consolidated financial data is not necessarily indicative of the actual operating results that would have occurred or the future operating results that will occur as a consequence of such transactions. The Pro Forma consolidated financial statements are presented based on Grand’s financial statement presentation. The financial statements are reported in US$.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET SEPTEMBER 30, 2005

	Grand	Hua Yang	Kord	Pro Forma adjustment	Adj. #	Pro Forma Combined
	(US GAAP)	(HK GAAP)	(HK GAAP)
	(in US dollars)
	( in ’000s, except for share and per share data)

Current assets
Cash and cash equivalents	$2,884	$1,689	$867	$-	-	$5,440
Accounts receivable	14,621	18,253	2,763	-	-	35,637
Inventory	9,173	9,101	3,303	-	-	21,577
Prepaids & other assets	3,756	1,505	729	-	-	5,990
Intercompany receivable	7,032	-	809	(3,891)	2	3,950
Total current assets	37,466	30,548	8,471	(3,891)		72,594
Fixed assets	2,120	17,440	2,933	-	-	22,493
Goodwill & intangibles	25,541	24,328	3,785	-	-	53,654
Total assets	$65,127	$72,316	$15,189	$(3,891)		$148,741

Current liabilities
Bank indebtedness	$8,685	$17,012	$2,185	-	-	$27,882
Accounts payable & accruals	5,684	16,001	3,449	-	-	25,134
Other payables & accruals	3,388	2,351	(66)	1,906	3,4	7,579
Total current liabilities	17,757	35,364	5,568	1,906		60,595
Deferred tax	1,845	20	199	-	-	2,064
Intercompany payable	3,815	-	-	(514)	2	3,301
Long-term borrowings	-	10,578	-	-	-	10,578
Total liabilities	23,417	45,962	5,767	1,392		76,538

Shareholders’ equity
Ordinary shares	2,111	-	-	-	-	2,111
Preferred stock	260	-	-	3,795	1	4,055
Additional paid-in capital	37,055	22,903	7,351	4,347	1,2,4	71,656
Shareholder’s loan	-	1,048	-	(1,048)	2	-
Retained earnings	1,921	2,403	2,071	(500)	3	5,895
Deemed dividend				(10,471)	4	(10,471)
Actual dividend				(1,406)	4	(1,406)
Cumulative currency
translation adjustment	363	-	-	-	-	363
Total shareholders’ equity	41,710	26,354	9,422	(5,283)		72,203
Total liabilities &
shareholders’ equity	$65,127	$72,316	$15,189	$(3,891)		$148,741
Book value per share	$2.57	-	-	-	-	$4.45
ADS outstanding	16,234,937	-	-	-	-	16,234,937

See accompanying notes to pro forma financial information

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

	Grand	Hua Yang	Kord	Pro Forma adjustment	Adj. #	Pro Forma Combined
	(US GAAP)	(HK GAAP)	(HK GAAP)
	(in US dollars)
	( in ‘000s, except for share and per share data)
Net sales	$29,465	$41,169	$21,518	$-	-	$92,152
Cost of goods sold	21,578	34,013	15,274	-	-	70,865
Gross profit	7,887	7,156	6,244	-	-	21,287
Other operating income
(expense)	305	(289)	523	-	-	539
Selling, general and
administrative expenses	6,311	5,909	3,851	500	3	16,571
Earnings before interest, taxes,
depreciation and amortization	1,881	958	2,916	(500)		5,255
Depreciation and amortization	838	1,804	1,066			3,708
Interest (income) expense	(14)	706	123	-	-	815
Income taxes expense (recovery)	548	(139)	291	-	-	700
Earnings (loss) from
continuing operations	$509	$(1,413)	$1,436	$(500)		$32
Dividends:
Actual	-	-	-	(1,875)	4	(1,875)
Deemed	-	-	-	(10,471)	4	(10,471)
	-			(12,346)		(12,346)
Earnings (loss) available to
ADS holders	$509	$(1,413)	$1,436	$(12,846)		$(12,314)

Earnings per share:
Earnings on continuing operations:
Basic	$0.04					$0.00
Diluted	0.04					0.00
Earnings (loss) available to ADS holders :
Basic	$0.04					$(1.02)
Diluted	0.04					(0.29)
Weighted average number of shares:
Basic	12,092,592					12,092,592
Diluted	12,807,160					42,002,861

See accompanying notes to pro forma financial information

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

	Grand	Hua Yang	Kord	Pro Forma adjustment	Adj. #	Pro Forma Combined
	(US GAAP)	(HK GAAP)	(HK GAAP)
	(in US dollars)
	( in ‘000s, except for share and per share data)
Net sales	$35,824	$38,323	$21,521	$-	-	$95,668
Cost of goods sold	23,780	28,698	16,861	-	-	69,339
Gross profit	12,044	9,625	4,660	-	-	26,329

Other operating income	657	44	386	-	-	1,087
Selling, general and
administrative expenses	14,074	5,054	3,072	500	3	22,700
(Loss) earnings before interest, taxes,
depreciation and amortization	(1,373)	4,615	1,974	(500)	-	4,716
Depreciation and amortization	1,395	2,044	650	-	-	4,089
Interest (income) expense	264	893	102	-	-	1,259
Income taxes expense (recovery)	30	34	-	-	-	64
(Loss) earnings from
continuing operations	$(3,062)	$1,644	$1,222	$(500)		$(696)
Dividends:
Actual	(370)	-	-	(1,406)	4	(1,776)
Deemed	(991)	-	-	(10,471)	4	(11,462)
	(1,361)			(11,877)		(13,238)
(Loss) earnings available to
ADS holders	$(4,423)	$1,644	$1,222	$(12,377)		$(13,934)

Earnings per share:
Loss on continuing operations:
Basic	$(0.19)					$(0.04)
Diluted	N/A					N/A
Loss available to ADS holders :
Basic	$(0.27)					$(0.86)
Diluted	N/A					N/A
Weighted average number of shares:
Basic	16,209,567					16,209,567
Diluted	17,935,474					47,131,175

See accompanying notes to pro forma financial information

Notes to Pro Forma Financial Statements

1.

Accounting Treatment For Business Combination

The pro forma financial information presents the business combination of Grand with Hua Yang and Kord. The terms of the transaction contemplate that Grand will acquire the share capital of Hua Yang and Kord from Cornerstone Beststep through the issuance of an expected 29,195,701 Convertible Preferred Stock valued at $41,670,294 plus intercompany debt forgiveness of $2,329,706, for an aggregate amount of $44,000,000.  The amount of the indebtedness to be forgiven is subject to change and, therefore, the allocation of the consideration is also subject to change.

Grand, Hua Yang and Kord are under common control with Mr. Hsieh since he beneficially owns 62% of Grand’s outstanding shares and is the sole beneficial owner of the shares of Hua Yang and Kord.  The accounting treatment for Grand’s acquisition therefore requires Grand to restate its financial statements back to the date of common control as if Hua Yang and Kord were part of Grand on those dates, May 2004 and June 2004, respectively.  Under this method of accounting, the excess of the value now paid to Cornerstone Beststep over the original cost of Hua Yang and Kord is reflected as a deemed dividend on the 2005 financial statements and, therefore, has a non-recurring impact on the results for 2005.  Further, all acquisition costs are treated as restructuring costs and recorded as an expense in the pro forma statements rather than be capitalized as would be the case in an acquisition involving unaffiliated parties.

The purchase method of accounting was used to account for the business combination of the acquisition of Hua Yang and Kord by Cornerstone Beststep in May 2004 and June 2004, respectively.

Application of purchase accounting results in the following:

I.

The identifiable tangible and intangible assets acquired and liabilities assumed from Cornerstone Beststep be based on their fair values on the dates of acquisition;

II.

The excess of the acquisition cost over the identifiable assets acquired and liabilities assumed from Hua Yang and Kord were reflected as goodwill; and

III.

The results of operations of Hua Yang and Kord (“as the acquired entities”) will be included in the consolidated financial statements from the date of Cornerstone Beststep’s acquisition only (May 2004 and June 2004, respectively).

2.

Pro Forma Assumptions and adjustments

The pro forma consolidated balance sheet gives effect to the acquisition as if such acquisition had taken place as at September 30, 2005. The pro forma consolidated statements of income for the twelve months ended December 31, 2004 and the nine months ended September 30, 2005 give effect to the acquisition as if such acquisition had taken place as at January 1, 2004 and January 1, 2005, respectively.

The accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in Grand consolidated financial statements for the year ended December 31, 2004.

The financial information for Grand, Hua Yang and Kord are presented in US dollars and in accordance with US GAAP. The financial statements of Hua Yang and Kord’s balance sheets, as of September 30, 2005 have been converted into U.S. dollars using the rate in effect at September 30, 2005.

The pro forma consolidated financial statements give effect to the following assumptions and adjustments:

The cost of the acquisition was determined as follows:

		( in ‘000s)

Total purchase price	$	$ 44,000
Intercompany debt forgiveness		(2,329)
Purchase price paid in 29,195,701 Convertible Preferred Stock		41,670
Cornerstone Beststep acquisition costs		31,199
Deemed dividend		$$10,471

Grand incurred approximately $500,000 in acquisition costs relating to this transaction. These acquisition costs, which are treated as restructuring costs have been expensed in the pro forma statements.

The impact on shareholder’s equity of the acquisition of Hua Yang and Kord, is as follows:

	( in ‘000s)
Grand, prior to acquisition		$41,711
Capital Stock and Additional Paid In Capital resulting from the transaction:
Convertible Preferred Stock		3,795
Retained earnings – Hua Yang and Kord, net of acquisition costs		3,974
Paid in Capital – Hua Yang and Kord		34,600
Dividends:
Actual on Convertible Preferred Stock	(1,406)
Deemed – net purchase price	(10,471)	(11,877)

Grand – pro forma at September 30, 2005		$72,203

Following are the details of the balance sheet adjustments; these amounts are the net result of entries that would reflect the acquisition, transaction and elimination upon consolidation. Hua Yang and Kord’s pre-acquisition accumulated deficit and cumulative currency translation adjustment are eliminated upon consolidation.

Adj. #	Financial Statement line	Amount
		(in ‘000s)
1.	Issuance of Convertible Preferred Shares
	Preferred Stock	$3,795
	Paid in capital	37,875

2.	Intercompany debt
	Intercompany receivable	$3,891
	Intercompany payable	514
	Shareholder’s loan	1,048

3.	Acquisition cost (restructuring)
	Grand’s transaction costs	$500

4.	Dividends
	Deemed dividend recorded on purchase	$10,471
	Actual dividend on convertible preferred stock – 9 months	1,406
	Pro forma Actual dividend on convertible preferred stock – 12 months	1,875

RISK FACTORS

You should carefully consider the following risk factors in evaluating whether to approve and adopt the Exchange Agreement and the issuance of the Series B Shares.  These risk factors should be considered in conjunction with the other information contained in this proxy statement and the Annexes hereto.  If any of the following risk actually occur, the business, financial condition or results of operations of any or all of Grand, Hua Yang or Kord may be seriously harmed.

The consummation of the transaction will further increase the ownership percentage of Mr. Hsieh which could inhibit potential changes of control which could benefit our members and ADS holders

Immediately prior to the acquisition, Mr. Hsieh, through Centralink, will own approximately 62% of our shares on a fully diluted basis assuming conversion of the Series A Shares and the exercise of all outstanding options and warrants.  The issuance of the 10,858,709 Series B Shares which we expect to issue to Cornerstone Beststep pursuant to the Exchange Agreement will, assuming conversion into 29,195,701 Ordinary Shares, represent 58% of our outstanding shares.  Mr. Hsieh, through Centralink and Cornerstone Beststep, will therefore own approximately 84% of our shares on a fully diluted basis assuming conversion of the Series A Shares and Series B Shares and the exercise of all outstanding options and warrants.  Accordingly, Mr. Hsieh’s ability to control the outcome of all matters requiring approval of our members, including the election and removal of our entire board of directors, any merger, consolidation or sale of all or substantially all of the our assets, and the ability to control our business and affairs will be further concentrated.  This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our business.   As a result, the market price of our ADSs could be adversely affected.

Certain characteristics of the Series B Shares could be disadvantageous to us

Grand will be required to pay dividends in cash or Grand ADSs on the Series B Shares which may either divert funds from other corporate purposes if paid in cash, or dilute ownership if paid in Grand ADSs.  Upon a liquidation of Grand, as a holder of Series B Shares, Cornerstone Beststep will receive the amount credited as paid up thereon and any accrued but unpaid dividends before any holder of Ordinary Shares/Grand ADSs receives any amount.  The provisions could impair our ability to raise needed capital by depressing the price at which we could issue further securities.

The existence of the Series A Shares and the Series B Shares could further restrict our ability to secure additional investment

The provisions of the Series A Shares and Series B Shares contain protective provisions, including prohibitions on our issuing additional preference shares with rights equal or senior to Series A Shares and the Series B Shares and preemptive rights to acquire our shares if we determine to issue additional shares.  The existence of the Series A Shares and the Series B Shares could affect the market price of our ADSs, may discourage potential investors from investing in us or otherwise make it more difficult for us to issue additional equity securities.

There may be actual or perceived conflicts of interest in structuring the transactions contemplated by the Exchange Agreement

Hua Yang and Kord are both beneficially owned by Mr. Hsieh, who beneficially owns a majority of our shares and therefore has the power to appoint our entire board of directors.  Although the Exchange Agreement was negotiated on an arms-length basis between Cornerstone Beststep and Grand, and the transaction was approved by those of our directors who are not affiliated with Mr. Hsieh other than in their capacity as directors of Grand, there can be no assurance that the transactions contemplated by the Exchange Agreement will not operate to our detriment.

Future sales of our ADSs by Cornerstone Beststep or Centralink could result in a decline of the price of our ADSs

The market price of our ADSs could decline as a result of sales of a large number of Grand ADSs into the market, or the perception that these sales could occur.  We issued to Centralink 2,000,000 Series A Shares which are convertible into 2,804,600 ADSs.  In addition, we expect to issue, in connection with the acquisition of Hua Yang and Kord, 10,813,396 Series B Shares to Cornerstone Beststep which are convertible into 29,195,701 Grand ADSs.  Additional ADSs will be issued in satisfaction of the dividends payable of the Series A Shares and the Series B Shares.  Centralink and Cornerstone Beststep have the right to demand registration of the shares underlying these ADSs.  If and when these Series A Shares and Series B Shares are registered, it might have a depressive impact on the market price of the Grand ADSs.  This might make it more difficult for us to sell equity securities in the future at a time and at a price that it deems appropriate.

Features of Hong Kong law which allow an acquiring party to compulsorily acquire shares held by minority members may force minority members of Grand to sell their shares under certain circumstances which may negatively impact the price and liquidity of the Grand ADSs

Hong Kong law allows a company to compel the minority members of another company to sell their shares in certain circumstances – more particularly where the first such company has made a general offer and acquired not less than 90% of the shares to which such offer relates.  This in turn may discourage ownership of Grand ADSs and negatively impact the price and liquidity of Grand ADSs.  Mr. Hsieh, who, through his affiliates, currently controls approximately 62% of our shares on a fully diluted basis and would control approximately 84% of our shares on a fully-diluted basis if the transaction is completed, could, if a general offer were made, potentially force the minority members of Grand to sell their shares in Grand pursuant to these provisions.  Mr. Hsieh has informed us that he does not presently intend to initiate or support an effort to force the compulsory acquisition of shares using these provisions. Should he initiate or support such an effort in the future, minority Members may be forced to sell their Grand ADSs.

Hua Yang and Kord have a number of different credit facilities and in the event we are unable to consolidate these loans, our operations may be adversely affected

Kord and Hua Yang have funded their working capital needs through a variety of different lending facilities, all of which are guaranteed by Mr. Hsieh or fully collateralized.  We believe that it is essential to refinance Hua Yang’s and Kord’s credit facilities to allow the efficient operation of their businesses.  In the event that we are not able to refinance Hua Yang’s and Kord’s indebtedness, Hua Yang and Kord could be forced to curtail or delay their respective business activities.

The accounting treatment of the acquisition of Hua Yang and Kord will create a significant loss for Grand in the fiscal year ending December 31, 2005

Although we expect that both Hua Yang and Kord will have profitable operations for the year ending December 31, 2005, because Grand, Kord and Hua Yang are under common control of Mr. Hsieh, we will be required to restate our financial statements to treat the acquisition as if it had occurred on the dates that Cornerstone Beststep acquired Hua Yang and Kord, May 2004 and June 2004, respectively.  The value that Mr. Hsieh receives from Grand, in excess of his current basis in Hua Yang and Kord will create a “deemed dividend” of approximately $10,471,000 that will be recorded in 2005.  This will result in Grand reporting a sizable loss as a result of this “deemed dividend” to Cornerstone Beststep.  This significant loss could create a negative reaction in the marketplace resulting in a decrease in the value of the Grand ADSs.

If the contemplated benefits of the acquisition are not realized, the market price of our ADSs may be adversely affected

We will be operating our existing businesses and the operations of Hua Yang and Kord in a market environment that cannot be predicted and that involves significant risks, many of which will be beyond our control. Our failure to realize any of the acquisition benefits could seriously harm the results of our operations, thereby reducing earnings and potentially affecting the market price of our ADSs.  The challenges involved include the following:

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demonstrating to the customers of Hua Yang and Kord that the acquisition will not result in adverse changes in customer service standards or business focus;

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preserving distribution, marketing or other important relationships of Hua Yang and Kord and resolving potential conflicts that may arise;

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persuading employees that our business culture is compatible with that of Hua Yang and Kord, as well as maintaining employee morale and retaining key employees;

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realizing economies of scale through the elimination of certain redundant administrative and overhead costs; and

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realizing cost savings and strategic benefits due to vertical integration resulting from the combination of our distribution capabilities and Hua Yang and Kord’s manufacturing and distribution capabilities.

If the benefits of the acquisition do not exceed the related costs, our financial results could be negatively impacted

If the benefits of the acquisition do not exceed the costs associated with the acquisition, including transaction costs and the dilution to our ADS holders resulting from the issuance of the Series B Shares, our financial results, including earnings per share, could be decreased.  We expect to incur, on a consolidated basis, direct transaction costs of approximately $500,000 in connection with the acquisition.  At this time, it cannot be determined whether the benefits will outweigh these costs.

Dependence on major customers

Hua Yang’s and Kord’s success are dependent on continued sales to a small number of large customers.  Hua Yang’s most significant customer is Cranium Inc. and Kord’s most significant customer is Creative Expressions/Sweetheart Cup Company Inc.  Sales to Cranium and Creative Expressions represented 17% and 21%, respectively, of Hua Yang’s and Kord’s net sales for the fiscal year ended December 31, 2004.  Hua Yang’s and Kord’s dependence on its major customers is expected to continue in the foreseeable future. The loss of any one of their major customers would have a material adverse effect on our business, financial condition and results of our operations taken as a whole.  None of Hua Yang’s or Kord’s major customers are obligated under a long-term purchase contract.  Instead, sales transactions with all customers are based on purchase orders received from time to time, which purchase orders are subject to cancellation.

Introduction of new products by customers, market acceptance and economic factors will have a significant impact on the success or Hua Yang and Kord’s business

Hua Yang’s and Kord’s long-term operating results depend substantially upon their customers' ability to continue to conceive, design and market new products and upon continuing market acceptance of their customers' existing and future products. In the ordinary course of their businesses, Hua Yang’s and Kord’s customers continuously develop new products and create additions to their existing product lines. Significant delays by Hua Yang’s and Kord’s customers in the introduction of, or their failure to introduce or market, new products or additions to their respective product lines would impair Hua Yang’s and Kord’s results of operations.  With respect to Hua Yang exclusively, changing consumer tastes and interests, which are difficult to predict and over which Hua Yang’s customers may have little control, affect the book markets on which Hua Yang is partially dependent.

Hua Yang’s products have limited life cycles and may be discontinued by the customer at any time. Accordingly, there can be no assurance that existing or future products of Hua Yang’s customers will continue to receive substantial market acceptance.  In addition, because a significant portion of the products manufactured by Hua Yang and Kord are sold in the U.S., Hua Yang’s and Kord’s profitability also depends on the strength of the U.S. economy, which can affect U.S. consumers' spending habits on the items manufactured by Hua Yang and Kord.  Any downturn in the U.S. economy could have a material adverse effect on Hua Yang’s and Kord’s business, financial condition and results of operations.

Competition

Hua Yang faces significant competition in its business segments.  In "pop up" books, Hua Yang competes with contract manufacturers located in Southeast Asia and South America. In novelty and board books as well as specialty packaging, Hua Yang competes with contract manufacturers located in Hong Kong and other parts of the PRC.  In addition, Hua Yang competes with customers that have the capability to manufacture their products internally.

Hua Yang and Kord do not believe that there are any significant barriers to entry into the light manufacturing business.  Although Hua Yang and Kord seek patent, trademark, trade name or copyright protection for some of their products, neither Hua Yang nor Kord characterizes its business as proprietary.  Accordingly, additional participants may enter the market at any time.

Capacity limitations in Hua Yang and Kord’s our production facilities could have an impact on our operations

Hua Yang’s and Kord’s manufacturing operations are conducted in two production facilities. Kord’s production facilities, or the Kord Facility, are located in Tuen Mun, New Territories, Hong Kong.  Hua Yang's books, specialty packaging and other paper products production facilities, or the Hua Yang production Facility, are primarily located in Shenzhen, PRC.

Kord leases its current facilities.  Kord does not have an ownership interest in the Kord Facility or its leasehold improvements, and upon termination of its lease such improvements would revert to the owner of the Kord Facilities. Most of the leases will expire in the second half of 2007.  No assurance can be given as to the ability of Kord to renew its existing facilities on acceptable terms and at an acceptable cost, and the inability of Kord to do so could have a material adverse effect on Kord ’s business, financial condition and results of operations.

Kord and Hua Yang are dependent upon key personnel whose loss may adversely impact their business

Each of Hua Yang and Kord will depend on the expertise, experience and continued services of its senior management employees.  These employees have acquired specialized knowledge and skills with respect to Hua Yang and Kord and their operations and most decisions concerning the day-to-day business of Hua Yang and Kord will be made or significantly influenced by them.  Neither Hua Yang nor Kord maintains "key man" insurance on the life of any of these persons. The loss of some of these senior management employees, or an inability to attract or retain other key individuals, could materially adversely affect either Hua Yang or Kord. Growth in the business of Hua Yang and Kord depends, to a large degree, on their ability to retain and attract such employees.  If any of these individuals were to leave, Hua Yang or Kord could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience.

The operation of the Hua Yang Facility is dependent on third parties not under our control

The Hua Yang Facility is owned and operated by a co-operative joint venture in which Hua Yang has a majority interest.  The other party to this contractual joint venture is an entity that is controlled by PRC governmental bodies.  The efficient and cost-effective operation of the Hua Yang Facility depends upon the cooperation and support of the development authorities and the joint venture partners. Should a dispute develop between Hua Yang and its joint venture partners, there can be no assurance that Hua Yang would be able to enforce its understanding of its agreements or interests with any of such joint venture partners, which could result in a significant loss of, or depreciation in the value of, The Hua Yang Facility. Hua Yang’s investment in the Hua Yang Facility is significant and could not be replaced without a considerable new investment, if at all. The lack of cooperation by any of Hua Yang’s joint venture partners could subject Hua Yang to additional risks and costs, including the interruption or cessation of their present operations in the PRC, all of which would have a material adverse effect on Hua Yang’s business, financial condition and results of operations.

Hua Yang and Kord’s operations depend on access to raw materials which must be available in significant quantities and reasonable prices in order for our operations to be conducted profitably

Hua Yang and Kord use various plastic resins, paper, ink and glue in their manufacturing operations. Hua Yang’s and Kord’s financial performance is dependent, to a substantial extent, on the cost of such raw materials. The supply and demand for both plastic resins and the petrochemical intermediates from which plastic resins are produced are subject to cyclical and other market factors and may fluctuate significantly. As a result, the cost of raw materials to Hua Yang and Kord is subject to substantial increases and decreases over which Hua Yang and Kord have no control except by seeking to time their purchases in order to take advantage of favorable market conditions. In the past, Hua Yang and Kord have experienced significant increases in the price of certain raw materials, which resulted in an increase in Hua Yang’s and Kord’s production costs that Hua Yang and Kord were not able to pass on fully to their respective customers.  To the extent that future increases in the cost of raw materials cannot be passed on to customers, such increases could have a material adverse effect on Hua Yang’s and Kord’s business, financial condition and results of operations.

Hua Yang and Kord purchase their raw materials from a limited number of suppliers.  Hua Yang and Kord have no formal written agreements with any of their suppliers.  No assurance can be given that Hua Yang and Kord will be able to obtain sufficient quantities of such raw materials to meet their needs.  Any lack of sufficient raw materials for their needs would have a material adverse effect on Hua Yang’s and Kord’s business, financial condition and results of operations.

Kord and Hua Yang may be adversely affected by the seasonal aspect of their business

Hua Yang and Kord cease production for a two-week period during January or February of each year due to the Chinese New Year holiday, which is partially responsible for net sales during the first fiscal quarter of each year being lower than net sales during the other three fiscal quarters.

Hua Yang and, to a lesser extent, Kord may also experience fluctuations in quarterly revenues and related net income due to the timing of receipt of orders from customers and the shipment of products. Sales of books by Hua Yang are weighted toward the Christmas season; as a result, book sales in the second half of the fiscal year are generally higher than the first half.

Hua Yang and Kord may be subject to product liability claims which, if not covered by adequate insurance, could result in Hua Yang or Kord becoming responsible for paying substantial amount of damages, which could adversely impact their respective business, financial condition and results of operations

Use of Hua Yang’s and Kord’s products could result in possible claims for injury or damage.  Neither Hua Yang nor Kord is currently, nor has it been in the past, a defendant in any product liability lawsuit.  A successful claim brought against Hua Yang and Kord by a customer or a consumer and the adverse publicity that could accompany any such claim could have a material adverse effect on Hua Yang’s and Kord’s business, financial condition and results of operations.

Hua Yang and Kord will be subject to many U.S. regulations that could result in the exclusion of some of its products from U.S. markets

U.S. customers of Hua Yang and Kord are subject to the provisions of the Federal Hazardous Substances Act and the Federal Consumer Product Safety Act.  These laws empower the Consumer Product Safety Commission, which we refer to as the CPSC, to protect consumers from hazardous articles. The CPSC has the authority to exclude products from the market that are found to be unsafe or hazardous, and can require a recall of such products under certain circumstances.  Similar laws exist in some states and cities in the U.S., as well as in foreign jurisdictions.

Hua Yang and Kord rely on their customers to design products that comply with such safety standards and to test the products to ensure compliance with applicable regulatory safety standards. While Hua Yang and Kord believe that their customers design and test the products Hua Yang and Kord manufacture for compliance with regulatory standards, and each of Hua Yang and Kord maintains quality assurance procedures, there can be no assurance that Hua Yang’s and Kord’s products will not be found to violate applicable laws, rules and regulations, which could have a material adverse effect on the business, financial condition and results of operations of Hua Yang and Kord.

In addition, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that Hua Yang’s and Kord’s products will not be marketed in the future in countries with more restrictive laws, rules and regulations, either of which could make compliance more difficult or expensive, and which could have a material adverse effect on Hua Yang’s and Kord’s business, financial condition and results of operations.

Hua Yang and Kord operate across a number of international borders and may face unanticipated assessments from taxing authorities from these jurisdictions

Hua Yang’s and Kord’s operations involve a significant number of cross-border transactions.  Hua Yang and Kord establish provisions for their known and estimated income tax obligations.  However, whether through a challenge by one of the many tax authorities in international jurisdictions where Hua Yang or Kord operates, through transfer pricing, or through challenges to any claim regarding lack of permanent establishment, or other matters that may exist, Hua Yang and Kord could be exposed to possible additional taxation that will not have been accrued.

Compliance with and violations of laws pertaining to the environment could have an adverse impact on the profitability of the operations of Kord and Hua Yang

Hua Yang’s and Kord’s operations involve the use of certain toxic substances, including plastic resins, oil-based paints and cleaning solvents. Hua Yang and Kord are, and are likely to continue to be, subject to PRC national, provincial and local environmental protection laws and regulations. Such laws and regulations currently impose a uniform fee on industrial wastewater discharges and a graduated schedule of pollution fees for the discharge into the environment of waste substances in excess of applicable standards, require the payment of fines for violations of laws and regulations or decrees and provide for possible closure by the central, provincial or local government of any facility that fails to comply with orders requiring it to cease or cure certain activities deemed by such authorities to be causing environmental damage. Hua Yang and Kord currently dispose of their waste substances in a manner they believe is consistent with similarly-situated companies operating in the PRC.  There can be no assurance that Hua Yang and Kord will be in compliance with applicable laws and regulations and will avoid incurring the consequences of non-compliance, or that PRC authorities will not impose additional regulatory requirements that would necessitate additional expenditures for environmental compliance. Any such occurrence could have a material adverse effect on Hua Yang’s and Kord’s business, financial condition and results of operations.

The employees of Hua Yang and Kord are relatively transient which results in frequent turnover of employees

Substantially all of Hua Yang’s and Kord’s production workers are young women and men who come from various rural provinces in the PRC for the purpose of working for wages higher than are available in such rural regions.  These production workers typically work for Hua Yang and Kord for two to five years and then return to their communities.  In addition, approximately 10%-20% of the production workers do not return to Hua Yang and Kord each year after the Chinese New Year holiday, and Hua Yang and Kord must hire replacements.  If these production workers were able to earn similar wages in their home provinces or higher wages in other industries, Hua Yang and Kord could experience labor shortages or could be required to increase salaries to meet their labor needs, either of which could have a material adverse effect on Hua Yang’s and Kord’s business, financial condition and results of operations.

Risks Related to Doing Business in China

Hua Yang and Kord are based in Hong Kong, which is part of the People’s Republic of China, and Hua Yang and Kord manufacture all of their products in China.  Hua Yang’s manufacturing facilities are located in Shenzhen, China.  The following addresses some of the risks associated with doing business in China.

Because China does not have a well developed, comprehensive system of laws, it may be difficult for us and our subsidiaries to protect or enforce legal rights

Hua Yang has operations in China. While Hong Kong corporate law is based on English law and is well-developed, the Chinese legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system in the U.S. China does not have a well-developed, consolidated body of law governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation.

In addition, the Chinese legal system relating to foreign investments is relatively new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published, statements regarding these evolving policies have been conflicting, and any such policies, as administered, are likely to be subject to broad interpretation, discretion and modification, perhaps on a case-by-case basis. As the legal system in China develops with respect to these new types of enterprises, foreign investors may be adversely affected by new laws, changes to existing laws (or interpretations thereof) and the preemption of provincial or local laws by national laws. Enforcement of existing laws may be sporadic and implementation and interpretation thereof inconsistent. Furthermore, the Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate laws exist in China, it may be impossible to obtain swift and equitable enforcement of such laws, or to obtain enforcement of a judgment by a court of another jurisdiction. It is widely believed that China’s entry into the World Trade Organization, or WTO, should expedite the uniform interpretation and enforcement of laws throughout China. However, there can be no assurance that Hua Yang’s or Kord’s current or future activities in China will have a high degree of certainty under China’s legal system.

If Hua Yang and Kord are not able to obtain appropriate governmental support and approvals in China, they may not be able to conduct its business activities as planned

 Hua Yang and Kord’s activities in China may by law be subject, in some circumstances, to administrative review and approval by various national and local agencies of the Chinese government.  Although Hua Yang and Kord believe that the present level of support from local, provincial and national governmental entities enjoyed by Hua Yang and Kord benefits their operations in connection with administrative review and the receipt of approvals, there is no assurance that such approvals, when necessary or advisable in the future, will be forthcoming. The inability to obtain such approvals could have a material adverse effect on Hua Yang and Kord’s business, financial condition and results of operations.

INTRODUCTION

We are proposing to acquire all of the outstanding share capital of Hua Yang Holding Co. Limited, or Hua Yang, and Kord Holdings, Inc., or Kord, pursuant to an Exchange Agreement dated November 30, 2005 by and among Grand, Hua Yang, Kord and Cornerstone Beststep International Limited, or Cornerstone Beststep.  The proposed acquisition contemplates a purchase price of $44,000,000 for the shares of Hua Yang and Kord.  The purchase price would be paid through the forgiveness of certain net indebtedness owned by affiliates of Mr. Jeff Hsieh Cheng, the sole beneficial owner of Cornerstone Beststep, to Grand and our subsidiaries, which is $2,329,706 on the date hereof, and the balance, $41,670,294 through the issuance of Series B Shares.  The net indebtedness owed to us may change before the closing.  Accordingly, the number of Series B Shares we will issue and the amount of the net indebtedness which we will forgive may change.  The Exchange Agreement is attached to this Proxy Statement as Annex A.

The completion of the acquisition of Hua Yang and Kord is conditioned on the affirmative vote of a majority of the shareholders of Grand who are not affiliated with Cornerstone Beststep or Mr. Hsieh, the beneficial owner of Cornerstone Beststep.  In addition, under our articles of association, the issuance of the Series B Shares requires approval of our members.  We are now seeking such approval.  Finally, the Series B Shares will be convertible into a number of Ordinary Shares/Grand ADSs which will exceed 20% of the Grand ADSs currently outstanding.  In accordance with Nasdaq Marketplace Rule 4350(i) (1)(c)(ii), we are also seeking approval by the members of the issuance of the Grand ADSs upon conversion of the Series B Shares into Ordinary Shares.

ACQUISITION OF HUA YANG AND KORD

(PROPOSAL 1)

Background of the acquisition

When we originally determined to combine Grand Toys International, Inc. with Playwell International Limited in November 2004, one of our principle reasons for pursuing the transaction was to create a vertically-integrated public company with greater revenues and assets which could serve as a platform for future expansion.  Following the completion of the combination with Playwell, we began to move forward with our strategy.  In September 2004, we acquired the rights to Binney & Smith’s Crayola dough line of products which increased our product offerings.  Then in February 2005, we acquired International Playthings which increased our distribution capability, particularly in the US.

After completion of these initial transactions, what we needed to complete our strategy was to add manufacturing operations.  The acquisition of Hua Yang and Kord represents the next step in our expansion program by bringing two well-established manufacturing companies with different expertise in the toy-related industries into the Grand group.   The acquisition will help us achieve our vertical strategy of having Grand become a leading manufacturer, developer and distributor of toy and toy-related products throughout the world.

Hua Yang and Kord were actually identified as potential acquisition candidates in early 2004, shortly after the Playwell combination was announced.  Both the management of Grand and Mr. Hsieh believed that the acquisition of Hua Yang and Kord would complement and enhance our business and organization.  Unfortunately, at the time that Hua Yang and Kord were identified as potential acquisition candidates, we had not completed the reorganization merger or the Playwell acquisition.  We did not at that time have the financial or management resources to take on the acquisition of Hua Yang and Kord.  Mr. Hsieh, therefore, determined to pursue the acquisition of Hua Yang and Kord on his own which resulted in the acquisition of Hua Yang by Cornerstone Overseas, a company owned by Mr. Hsieh on 25th May, 2004 and Kord, on 14th June, 2004.

Beginning in the early fall of 2004, representatives of Grand and Mr. Hsieh began substantive discussions regarding the potential contribution of certain assets of Cornerstone Overseas to us.  These assets included both Hua Yang and Kord.  As discussed in our proxy statement/prospectus dated 29th July, 2004, Hua Yang and Kord were acquired with the specific intention to contribute Hua Yang and Kord to us.  In late September and early October, 2004, representatives of Mr. Hsieh and Grand discussed the assets to be contributed and a timeline for completing the transactions by the end of 2005.

As noted in our prospectus/proxy statement related to our reorganization merger and Playwell acquisition, it was the intention to contribute Hua Yang and Kord to Grand after completion of the reorganization merger and Playwell acquisition.  However, this did not happen immediately as both Hua Yang and Kord required an amount of attention and capital investment on the part of Mr. Hsieh to increase the efficiency and profitability of the operations of Hua Yang and Kord that we could not immediately provide.

On 23rd October, 2004, we received a written non-binding proposal from Cornerstone Overseas, a company owned by Mr. Hsieh, pursuant to which various assets beneficially owned by Mr. Hsieh, including Kord and Hua Yang, would be contributed to Grand in exchange for convertible preference shares (the “Proposed Cornerstone acquisition”).  Between 24th October and 18th November, 2004, various meetings and discussions took place regarding the Proposed Cornerstone acquisition.  However, after the 18th November, 2004 meeting, no further substantive discussions were held regarding the Proposed Cornerstone acquisition as the parties focused their efforts on the financing of the acquisition of International Playthings and the financing for another transaction which was subsequently abandoned.

Following our Annual General Meeting on 15th April, 2005 where, among other matters, the issuance of the Series A shares was approved, Mr. Hsieh and Grand resumed discussions regarding the contribution of Hua Yang and Kord.  The discussions were informal until 13th October, 2005 when we received a formal written offer from Cornerstone Beststep to contribute the shares of Hua Yang and Kord in exchange for $44 million payable through the forgiveness of indebtedness owed by affiliates of Cornerstone Beststep and the issuance of the Series B Shares.  The initial proposal for the Series B Shares contemplated a dividend of 6.5% per annum payable in our ADSs based upon a 30-day closing price average before the dividend date; a conversion price of 85% of the average closing price for the 30-day period preceding the announcement of the acquisition; and no right to force the conversion of the Series B Shares.

On 19th October, 2005, our board met to discuss the proposed terms of the acquisition of Hua Yang and Kord and the retention of a firm to render an opinion as to the fairness of the transaction from a financial point of view.  At the meeting, the board unanimously authorized our officers to proceed with the negotiation of the acquisition and to retain Stephens Inc. to provide financial advisory services and render a fairness option with respect to the transaction.

Between 19th October, 2005 and 15th November, Mr. Hsieh and his representatives and Grand and its representatives, negotiated the material terms of the acquisition.  On 15th November, 2005, Mr. Hsieh and Grand agreed in principle as to the material terms upon which Hua Yang and Kord would be contributed to Grand.

On 1st November, 2005, we entered into an amendment to our engagement letter with Stephens to formalize the retention of Stephens as the board’s financial advisor in connection with, and to assist it in negotiating, the proposed transaction and to render a fairness opinion in connection with the transaction.

Between 7th November, 2005 and 29th November, 2005, Mr. Hsieh and his representatives and Grand and its representatives, negotiated the terms of the Exchange Agreement.

On 21st November, 2005, the board received substantially completed documentation relating to the proposed acquisition.  On 22nd November, 2005, the board met with representatives of Stephens and its US Counsel, Katten Muchin Rosenman LLP, and its Hong Kong Counsel, J. Chan, Yip, So & Partners.  The board was presented with a summary of the terms of the proposed acquisition.  Stephens then rendered to our board an oral opinion, subsequently confirmed by a written opinion dated as of 22nd November, that as of such date and based upon and subject to the various assumptions, procedures followed, matters considered and limitations described in its opinion, the consideration to be paid by us for Hua Yang and Kord was fair from a financial point of view to the disinterested shareholders of Grand, meaning those owners of Grand ADSs other than Cornerstone Beststep and its affiliates, including Mr. Hsieh.  The board, after considering the opinion of Stephens and Stephens’ related analysis and other factors it deemed relevant, including the economic terms of the proposed transaction, the benefits and risks of the acquisition of Hua Yang and Kord, our recent financial and operating performance, prospects and projected financials, the other terms of the proposed Hua Yang and Kord transaction, the arm’s-length negotiations among

Grand and Mr. Hsieh regarding the proposed acquisition, general economic factors and specific factors relating to Grand’s industry, then adopted resolutions approving the Exchange Agreement, and subject to the approval of our members at the meeting, the acquisition of Hua Yang and Kord, the issuance of the Series B Shares and the issuance of the Ordinary Shares/Grand ADSs upon conversion of the Series B Shares.

The Exchange Agreement, in substantially the same form as that approved at the 22nd November, 2005 board meeting, was executed on 30th November, 2005.

Grand’s reason for the acquisition

The acquisition of Hua Yang and Kord represents the next step in our expansion program.  It will bring two well-established manufacturing companies with different expertise in the toy-related industries into the Grand group.   Management believes that this will help us achieve our vertical strategy of having Grand become a leading manufacturer, developer and distributor of toy and toy-related products throughout the world.

Hua Yang’s printing and packaging expertise is ideally suited to enable us to reach broader children’s markets with an expanded product line and also provide high-quality packaging capabilities for our products as well as products for third parties.   Kord is a leading party goods manufacturer and provides additional opportunities for us to expand beyond our core toy-product base.  Both companies have state-of-the-art manufacturing facilities and under Grand’s management, we expect to bring more capacity and more profitability to Hua Yang and Kord, while taking advantage of operating synergies throughout our organization.

In addition to the factors cited above, in reaching our decision to approve the Exchange Agreement, the board of directors identified and considered a number of potential benefits for us and our members that supported the board’s decision.  The board also considered the risks of proceeding. These factors include both business and synergistic reasons.

The potential business and financial benefits to us include the following:

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the implementation of the overall corporate strategy to find ways to enhance and diversify our business;

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the potential for us to expand our products into party goods and paper products, utilizing both our portfolio of character licenses as well as the capacity to leverage Hua Yang and Kord’s inventory of in-house designs

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the potential for the combination of Hua Yang and Kord’s manufacturing resources and our production, marketing and distribution presence in North America to create a vertically-integrated company with efficiencies of integration and scale that should provide a stronger vehicle for future expansion and product development;

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the larger group of companies would be able to further leverage on the existing relationships that we have with licensors of proprietary names, characters and other intellectual property;

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after 2005, the transaction will be accretive to our earnings and provide positive cash flow;

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the wealth of toy industry experience in the new entity would allow us to significantly expand our product offerings from those currently offered by us; and

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the acquisition would result in Grand being a larger, financially more stable company.

In addition to these potential benefits accruing to us from the acquisition, our board considered the results of the due diligence investigation of Hua Yang and Kord conducted by our management and legal counsel; and the financial analysis and presentation of Stephens’ Inc. delivered to the board of directors on 22nd November, 2005 that the transactions were fair, from a financial point of view, to the disinterested shareholders of Grand, those holders of our securities who are not affiliated with Mr. Hsieh.

The Exchange Agreement

The following summary highlights the material terms of the Exchange Agreement which is the legal document that governs the acquisition of Hua Yang and Kord and the issuance of the Series B Shares.  This discussion is a summary only and is qualified in its entirety by reference to the Exchange Agreement with is attached as Annex A to this proxy statement. The Exchange Agreement has been included to provide you with information regarding its terms.  It is not intended to provide any other factual information about Grand.  Such information can be found in filings that we make with the US Securities and Exchange Commission, which are available without charge at www.sec.gov.

The Exchange Agreement contains representations and warranties that Grand and Cornerstone Beststep made to each other.  The assertions embodied in those representations and warranties are qualified by information in disclosure schedules that Cornerstone Beststep delivered to us in connection with the signing of the Exchange Agreement.  The Schedules have not been included as part of Annex A but will be made available to you upon request.  You should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified in part by the schedules, and, in any event, these facts may have changed since the date of the Exchange Agreement.

Purchase Price; Escrow

Under the terms of the Exchange Agreement, we will acquire the outstanding shares of Kord and Hua Yang from Cornerstone Beststep for an aggregate of $44,000,000.  The purchase price would be paid through the forgiveness of certain indebtedness owned by affiliates of Cornerstone Beststep to Grand, which is $2,329,706 on the date hereof, and the balance, $41,670,294 as of the date hereof, through the issuance of Series B Shares.  The number of Series B Shares to be issued will be determined by dividing the balance of the purchase price by $3.8375.  The terms of the Series B Shares are described under Proposal 2 below.  Twenty percent of the Series B Shares to be issued to Cornerstone Beststep will be held in escrow by our Hong Kong counsel to secure the indemnification obligations of Cornerstone Beststep under the Exchange Agreement.

Representations and Warranties of Grand, Cornerstone Beststep, Hua Yang and Kord

The subscription and exchange agreement contains customary representations and warranties by each of Grand Cornerstone Beststep, Hua Yang and Kord relating to, among other things, the organization and business status of the respective parties.

Conduct of business before the consummation of the acquisition

During the period between the execution of the Exchange Agreement until the consummation or termination of the Exchange Agreement, the parties have agreed to conduct their respective businesses only in the ordinary course and not take any number of specified actions without the consent of the other party.

Covenants of Cornerstone Beststep and Mr. Hsieh

In connection with the transaction, Cornerstone Beststep and Mr. Hsieh have made certain agreement with Grand which will survive the consummation of the transaction.  These covenants include:

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An agreement that for a period of four years after the acquisition, neither Cornerstone Beststep nor Mr. Hsieh nor their respective affiliates will compete with the business of Hua Yang and Kord;

•

An agreement that for a period of two years after the acquisition, neither Cornerstone Beststep nor Mr. Hsieh nor their respective affiliates will solicit employees of Grand, Hua Yang, Kord or their respective subsidiaries;

•

An agreement to maintain the confidentiality of information concerning Grand, Hua Yang and Kord; and

•

An agreement that Grand will not be responsible for the issuance of any Grand ADSs or options to purchase Grand ADSs promised to employees of either Hua Yang or Kord prior to the closing of the acquisition.

Conditions to Consummation of the Hua Yang and Kord Acquisitions

A number of conditions must be satisfied or waived before we will complete the acquisition of Hua Yang and Kord and the issuance of Series B Shares to Cornerstone Beststep.  Neither Grand nor Cornerstone Beststep have any present intention to waive any of the closing conditions.  The material closing conditions are summarized below.

The obligations of Cornerstone Beststep are subject to the condition that Mr. Hsieh shall have been appointed to our board of directors.

The obligations of Grand are subject to the following conditions:

•

our members have approved the acquisition and the issuance of the Series B Shares to Cornerstone Beststep pursuant to the Exchange Agreement;

•

receipt of the fairness opinion of Stephens Inc.;

•

the release of Hua Yang, Kord and their respective subsidiaries from any guarantee or other liability which any of them may have relating to the liabilities of Cornerstone Beststep or any affiliate of Cornerstone Beststep;

•

Kord shall have divested itself of all equity ownership of or interest in Kord Industrial (China) Limited;

•

Cornerstone Beststep and its affiliates shall have released Grand, Hua Yang and Kord and their respective subsidiaries from all obligations owing to Cornerstone Beststep and its affiliates;

•

Key employees of Kord and Hua Yang shall have committed to remain in the employ of Kord and Hua Yang after the acquisition; and

•

Cornerstone Beststep shall have assigned to us any rights to indemnification from third parties which Cornerstone Beststep received in connection with its acquisition of Hua Yang and Kord or any of their respective subsidiaries.

Termination of the Subscription and Exchange Agreement

The Exchange Agreement may be terminated at any time prior to completion of the acquisition:

•

by mutual consent of Grand and Cornerstone Beststep;

•

by Grand or Cornerstone Beststep if satisfaction of the conditions to their respective obligations to close becomes impossible, other than through its failure to comply with its obligations under the Exchange Agreement;

•

by either Grand or Cornerstone Beststep if the closing has not occurred on or before February 28, 2005, except that neither Grand nor Cornerstone Beststep may terminate the Exchange Agreement if it has failed to comply with its obligations under the Exchange Agreement; and

•

by either Grand or Cornerstone Beststep if the other party has committed a material breach of the agreement and such breach has not been waived.

Indemnification

Each of the parties to the Exchange Agreement have agreed to indemnify the other party or parties from damages (including fees, costs and expenses) arising out of or relating to breaches of the representations, warranties and covenants set forth in the Exchange Agreement.  The limitation on most indemnification claims made under the agreement is $8,800,000 except there is no limitation on claims relating to fundamental matters such as ownership of the shares of Kord and Hua Yang, environmental, tax or infringement claims, or claims for brokers’ or finders’ fees.  The Exchange Agreement generally provides that no claim for indemnification can be made unless the aggregate amount of damages incurred exceeds $150,000.

Expenses

The Exchange Agreement generally provides that each party is required to pay its own expenses that it has incurred in connection with the Exchange Agreement other than expenses incurred in connection with the issuance of the Series B Shares, which are to be paid by Grand.

Opinion of Stephens Inc.

On November 22, 2005, at a meeting of our board of directors held to approve the proposed acquisition, Stephens Inc., or Stephens, delivered to our board an oral opinion, confirmed by delivery of a written opinion dated November 22, 2005, to the effect that, as of that date and based on and subject to the various assumptions, procedures followed, matters considered and limitations described in its opinion, the consideration to be paid by us for the shares of Hua Yang and Kord in the acquisition is fair from a financial point of view to our disinterested shareholders, meaning those owners of Grand ADSs other than Cornerstone Beststep and its affiliates, including Mr. Hsieh.

The full text of Stephens’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Stephens. This opinion is attached as Annex B.  Stephens’ opinion is directed only to the fairness, from a financial point of view, of the acquisition to our disinterested shareholders and does not address any other aspect of the acquisition. The opinion does not address the relative merits of the acquisition as compared to other business strategies or transactions that might be available to us or our underlying business decision to effect the acquisition. The opinion does not constitute a recommendation to you or any member of Grand as to how to vote or act with respect to any matters relating to the acquisition.  You are encouraged to read this opinion carefully in its entirety.  Stephens’ opinion does not speak as of any date other than the date of that opinion.  Stephens’ opinion does not reflect any developments that may occur or may have occurred after the date of the opinion, including (but not limited to) any changes in the operations and prospects of Grand, Hua Yang or Kord, general market and economic conditions and other factors that may influence the value of Grand, Hua Yang or Kord.  We do not currently expect to request an updated opinion from Stephens. The summary of Stephens’ opinion described below is qualified in its entirety by reference to the full text of its opinion.

In connection with rendering its opinion, Stephens:

(i)

analyzed certain publicly available financial statements and reports regarding Grand;

(ii)

analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning Grand prepared by management of Grand;

(iii)

reviewed the reported prices and trading activity for Grand ADSs;

(iv)

analyzed certain financial statements and reports regarding Hua Yang and Kord;

(v)

analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning Hua Yang and Kord prepared by the managements of Hua Yang and Kord;

(vi)

compared the financial performance of Hua Yang and Kord with that of certain comparable publicly-traded companies and their securities;

(vii)

reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(viii)

reviewed the Exchange Agreement and related documents;

(ix)

discussed with management of Grand the operations and financial condition of and the future business prospects for Grand and the anticipated financial consequences of the acquisition to Grand;

(x)

discussed with the managements of Hua Yang and Kord the operations and financial condition of and the future business prospects for Kord and Hua Yang and the anticipated financial consequences of the acquisition to Hua Yang and Kord;

(xi)

discussed with management of Grand and the managements of Hua Yang and Kord the relationships among Cornerstone Beststep, Grand, Hua Yang and Kord and their respective affiliates;

 (ii)

analyzed, on a pro forma basis, the effect of the acquisition on Grand’s balance sheet, income statement, and earnings both in the aggregate and, where applicable, on a per share basis;

(xiii)

assisted in Grand’s deliberations regarding the material terms of the acquisition and its negotiations with Cornerstone Beststep; and

(xiv)

performed such other analyses, considered such other factors and provided such other services as Stephens deemed appropriate.

Stephens relied on and assumed the accuracy and completeness of all of the information provided by Grand, Hua Yang and Kord, and its opinion is based upon such information. Stephens inquired into the reliability of such information only to the limited extent necessary to provide a reasonable basis for its opinion, recognizing that it was rendering only an informed opinion and not an appraisal or certification of value.  With respect to the financial projections prepared by management of Grand and the managements of Hua Yang and Kord, Stephens assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of Grand and the managements of Hua Yang and Kord as to the future financial performance of Grand, Hua Yang and Kord, respectively.  Stephens’ opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information made available to Stephens, as of the date of the opinion.   Further, for purposes of its opinion, Stephens assumed that the acquisition would be consummated on the terms set forth in the Exchange Agreement and that all governmental, regulatory or other consents and approvals necessary for the consummation of the acquisition would be obtained without any adverse effects on Grand Toys, Hua Yang and Kord, or the expected benefits of the acquisition, in any way meaningful to its analyses.

In connection with rendering its opinion to our board of directors, Stephens performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Stephens in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analyses of selected public companies and the analysis of selected precedent transactions summarized below, no company or transaction used as a comparison is either identical or directly comparable to Grand, Hua Yang or Kord, or the acquisition. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

Stephens believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Stephens’ analyses and opinion. None of the analyses performed by Stephens was assigned greater significance or relied upon to a greater extent by Stephens than any other. Stephens arrived at its ultimate opinion based on its experience and professional judgment after considering the results of all analyses undertaken by it and assessed as a whole. Stephens did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.

The estimates of the future performance of Grand, Hua Yang and Kord in or underlying Stephens’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Stephens considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Grand, Hua Yang or Kord. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies or securities actually may be sold.  Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses.  Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Grand, Stephens or any other person assumes responsibility if future results are materially different from those forecast.

The terms of the acquisition were determined through negotiations between Grand and Cornerstone Beststep and the decision to enter into the acquisition was solely that of Grand’s board of directors.  Stephens’ opinion and financial analyses were only one of many factors considered by Grand’s board of directors in its evaluation of the acquisition and should not be viewed as determinative of the views of Grand’s board of directors or management with respect to the acquisition.

The following is a brief summary of the material financial analyses performed by Stephens and reviewed with Grand’s board of directors in connection with its opinion relating to the proposed merger.

Analysis of Consideration

Pursuant to the Exchange Agreement, the purchase price for the share capital of Hua Yang and Kord is $44 million.  Grand will satisfy the payment of the consideration by: 1) the issuance of approximately $41.5 million Series B Shares to Cornerstone Beststep, and 2) the forgiveness of approximately $2.5 million (as of 9/30/05) of an existing obligation owed by affiliates of Cornerstone Beststep to Grand and its subsidiaries.  In addition to acquiring the share capital, Grand will assume approximately $29.8 million of debt (as of 9/30/05).

Stephens analyzed the terms of the proposed Series B Shares by: 1) comparing the principal terms including the dividend rate, dividend consideration, conversion price, optional conversion terms, mandatory conversion terms, registration rights, and voting rights to similar convertible preferred securities issued in the current market by companies similar to Grand, and 2) performing a theoretical pricing analysis of Series B Shares using the Black-Scholes Model. Analysis of comparable securities in the current market indicated that the proposed terms of the Series B Preferred Shares are comparable with the terms of convertible preferred securities in the current market.  In addition, the theoretical pricing analysis generated a reference theoretical dividend rate range that was comparable with the dividend rate of the Series B Shares.  The Black-Scholes Model is a complicated mathematical formula that is widely used to estimate the theoretical value of the option component of a security. The Black-Scholes Model relies on several key assumptions, including the volatility of the security underlying the option, the risk-free rate of return on the date of issuance and the estimated time period until exercise of the option.  The Black-Scholes Model provides a theoretical estimate of value which might not reflect the actual market value of the option component of a security at any given time.  In addition, Stephens analyzed the liquidity of the Series B Shares and the liquidity of the Grand ADSs.

Comparable Company Analysis

Stephens examined the trading multiples of public companies which, in its opinion, were most similar to Hua Yang and Kord in terms of their business operations.  Hua Yang and Kord are involved in two principal businesses:  1) specialty printing and packaging (Hua Yang), and 2) party goods manufacturing and distribution (Kord).  Stephens examined trading multiples of public companies by looking at both:  1) publicly traded companies in the specialty printing and packaging industry, and 2) publicly traded companies in the party goods industry.  Stephens compared selected financial data of Hua Yang and Kord with corresponding data of these publicly held companies.

Stephens analyzed the following publicly held companies in the specialty printing and packaging industry:

•

R.R. Donnelley & Sons Company

•

Quebecor World Inc.

•

Graphic Packaging Corp.

•

Cenveo, Inc.

•

Chesapeake Corporation

•

Hung, Hing Printing Group Ltd

•

Courier Corporation

•

Cadmus Communications Corp.

•

SNP Leefung Holdings Ltd

•

Fung, Choi Printing & Packaging Group

•

Starlite Holdings Ltd.

•

New Island Printing

•

Chung Tai Printing Holdings Ltd

•

Cheong Ming Investments

In addition, Stephens analyzed the following publicly held companies in the party goods industry:

•

American Greetings

•

CSS Industries, Inc.

•

Celebrate Express, Inc.

•

Factory Card & Party Outlet Corporation

•

iParty Corp.

•

CTI Industries Corp.

Stephens reviewed and analyzed certain public market trading multiples for these public companies engaged in businesses similar to Hua Yang’s and Kord’s primary businesses and derived an implied value for Hua Yang and Kord based on this information.

Stephens reviewed stock prices, public equity market values, and enterprise values (defined as public equity market value plus total book value of debt, total book value of preferred stock and minority interest less cash and other short term investments) of the selected companies as multiples of revenue, EBITDA (earnings before interest, taxes, depreciation and amortization), and net income for the last twelve months ending September 30, 2005 or the most recent period available (“LTM”), and estimated calendar year 2005.  Estimates of revenue, EBITDA, and net income for calendar year 2005 for the comparable companies were based on selected equity research reports.  Stephens then compared data derived from the selected companies with corresponding data for Hua Yang and Kord.

A summary of the reference range of market trading multiples that Stephens used for the specialty printing and packaging business is set forth below:

Enterprise Value / LTM Revenue	0.7x 0.9x

Enterprise Value / LTM EBITDA	6.0x – 7.0x

Market Equity Value / LTM Net Income	14.0x – 18.0x

Enterprise Value / 2005E Revenue	0.9x – 1.1x

Enterprise Value / 2005E EBITDA	7.0x – 8.0x

Market Equity Value / 2005E Net Income	12.0x – 18.0x

A summary of the reference range of market trading multiples that Stephens used for the party goods business is set forth below:

Enterprise Value / LTM Revenue	0.7x - 0.8x

Enterprise Value / LTM EBITDA	6.5x – 7.5x

Market Equity Value / LTM Net Income	12.0x – 17.0x

Enterprise Value / 2005E Revenue	0.8x – 0.9x

Enterprise Value / 2005E EBITDA	6.0x – 7.5x

Market Equity Value / 2005E Net Income	13.0x – 16.0x

This comparable companies’ analysis yielded an enterprise value reference range for Hua Yang and Kord of between approximately $46.0 million and $79.7 million.

Stephens noted that no company reviewed was identical to Hua Yang and Kord and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of Hua Yang and Kord and other factors that would affect the values of comparable companies, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Precedent Acquisitions Analysis

Stephens reviewed implied enterprise and equity values for selected transactions involving companies in the:  1) printing and specialty packaging industry, and 2) the party goods manufacturing and distribution industry.  Stephens compared publicly available information for these selected transactions to the relevant financial statistics for Kord’s and Hua Yang’s businesses based on publicly available financial results for the latest available last twelve months prior to the announcement date to derive an implied value for Hua Yang and Kord.  In the specialty printing and packing industry, the group of transactions consisted of seventeen selected transactions.  In the party goods industry, the group of transactions consisted of five selected transactions.  For each transaction, Stephens analyzed, as of the announcement date of each transaction, the multiples implied by the transaction value of (i) enterprise value to the acquired company’s last twelve months revenue as of the date of announcement, (ii) enterprise value to the acquired company’s last twelve month’s EBITDA, and (iii) public equity value to the acquired company’s last twelve months net income.

A summary of the reference range of acquisition multiples that Stephens used for the specialty printing and packaging business are set forth below:

Enterprise Value / LTM Revenue	0.8x - 1.0x

Enterprise Value / LTM EBITDA	7.0x – 9.0x

Market Equity Value / LTM Net Income	15.0x – 20.0x

A summary of the reference range of acquisition multiples that Stephens used for the party goods business are set forth below:

Enterprise Value / LTM Revenue	0.8x - 1.0x

Enterprise Value / LTM EBITDA	7.0x – 8.0x

Market Equity Value / LTM Net Income	14.0x – 17.0x

This precedent transactions analysis yielded an enterprise value reference range for Hua Yang and Kord of between approximately $52.0 million and $77.8 million.

Stephens noted that the merger and acquisition transaction environment varies over time because of macroeconomic factors such as interest rate and equity market fluctuations and microeconomic factors such as industry results and growth expectations. Stephens noted that no company or transaction reviewed was identical to the proposed acquisition and that, accordingly, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics of Hua Yang and Kord and other factors that would affect the acquisition values in the comparable transactions, including the size and demographic and economic characteristics of the markets of each company and the competitive environment in which it operates. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis

Stephens performed a discounted cash flow analysis on Hua Yang and Kord using management projections for fiscal years 2006 through 2010. This valuation analysis calculates current values for Kord and Hua Yang based on their projected financial performance and resulting estimated cash flows.  Stephens calculated an implied net present value of free cash flows for Hua Yang and Kord for fiscal years 2006 through 2010 using discount rates ranging from 15.0% to 17.50%. The discount rates used were based on a weighted average cost of capital analysis of Hua Yang and Kord performed by Stephens.  Stephens calculated an implied terminal value in the year 2010 based on EBITDA multiples ranging from 6.0x-7.0x, and discounted these terminal values to an implied present value using the above-stated discount rates.  This discounted cash flow analysis yielded an enterprise value reference range for Hua Yang and Kord of between approximately $67.2 million and $83.1 million.

Leveraged Buyout Analysis

Stephens performed a leveraged buyout analysis on Hua Yang and Kord using projections developed by management for calendar years 2006 through 2010.  This analysis calculates current values for Hua Yang and Kord based on the value that a hypothetical new equity investor would be willing to pay for Hua Yang and Kord in order to generate acceptable internal rates of return. Based on a range of target internal rates of return of 25.0% to 30.0% for the hypothetical equity investor, leverage of approximately 4.0x calendar 2005 EBITDA, and a five-year EBITDA exit multiple of 6.0x to 7.0x, the analysis yielded enterprise values for Hua Yang and Kord of $59.6 million to $71.1 million.

Pro Forma Impact to Grand

Stephens analyzed the pro forma impact of the acquisition on Grand operating statistics, and projected earnings per share in 2006 through 2008.  Stephens’ analysis indicated that after payment of the consideration, that the acquisition would improve Grand’s revenue, EBITDA, and net income from 2006 through 2008.  Furthermore, Stephens’ analysis indicated that the merger is expected to be accretive to Grand’s estimated earnings per share in 2006 through 2008 based on generally accepted accounting principles.

Fees

As compensation for services in connection with the acquisition, which include the issuance of the fairness opinion, Grand has agreed to pay Stephens a fee of $150,000 and reimburse it for all out of pocket expenses incurred in performing these services. In addition, Grand has agreed to indemnify Stephens against certain liabilities that could arise from providing financial advice, including certain liabilities that could arise from providing the fairness opinion. Stephens also has performed various investment banking activities for Grand in the past.  Over the past year, Grand has paid Stephens approximately $150,000 in connection with these services.  In the ordinary course of business, Stephens may actively trade in the equity securities of Grand for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO APPROVE  THE ACQUISITION OF HUA YANG AND KORD.

ISSUANCE OF SERIES B CONVERTIBLE PREFERENCE SHARES

(PROPOSAL 2)

If our members approve the acquisition of Hua Yang and Kord, we will be required to issue up to 11,465,798 Series B Shares to Cornerstone Beststep based upon a purchase price of $44,000,000.  However, after taking into account the net indebtedness owed by affiliates of Mr. Hsieh to Grand and its subsidiaries, we anticipate issuing approximately 10,858,709 Series B Shares to Cornerstone Beststep.  The principal terms of the Series B Shares are as follows:

Dividend:

Cumulative dividends of four and three-quarters percent (4.75%) per annum

Dividend Payment:

Semi-annual on each of 30th June and 31st December, subject to limitations imposed by law payable, at the option of Grand in cash or Grand ADSs determined by dividing the accrued dividend by $1.543 (which amount represents the average closing price of the Grand ADSs for the 30 trading days ending on 29th November, 2005, the day prior to the announcement of the acquisition)

Voluntary Conversion:

Holders of the Series B Shares shall have the right to convert the Series B Shares at any time into Ordinary Shares which will be represented by an equivalent number of Grand ADSs.  The conversion rate will be 2.6886899 Ordinary Shares/Grand ADSs for each Series B Share converted (the “Conversion Rate”).  The conversion rate was based upon a conversion price of US$1.427275 per Series B Share (the “Conversion Price”), which Conversion Price equaled 92.5% of the average closing price of Grand ADSs for the 30 consecutive trading days ending on 29th November, 2005.

Upon the conversion of the Series B Shares, Grand is required to pay all accrued and unpaid dividends on the Series B Shares converted in cash or Grand ADSs as provided above.

Conversion by

Grand:

Grand has the right to require the conversion of the Series B Shares if Grand ADSs have traded at US$2.8733 per Grand ADS, for at least 45 days prior to the date Grand determines to require conversion unless has engaged in a public offering resulting in proceeds of not less than US$50,000,000, in which case the trading premium shall not apply.

Liquidation Preference:

Upon a liquidation, dissolution or winding up of Grand, whether voluntary or involuntary, the holders of the Series B Shares will have liquidation rights preferential to those of holders of Ordinary Shares but junior to the holders of Grand’s Series A Shares.  Upon a liquidation, dissolution or winding up of Grand, the assets of Grand available for distribution to the members shall be applied:

•

first, to pay the Series A Preference Shareholder(s) an amount equal to US$3.8375 per Series A Share, and if the assets of Grand are insufficient to pay such amount, then pro rata to the holders of the Series A Shares;

•

second, to pay all arrears and accruals of dividends on the Series A Shares;

•

third, to pay the Series B Preference Shareholder(s) an amount equal to US$3.8375 per Series B Share, and if the assets of Grand are insufficient to pay such amount, then pro rata to the holders of the Series B Shares;

•

fourth, to pay all arrears and accruals of dividends on the Series B Shares; and

•

fifth, to pay the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.

Voting Rights:

Series B Shares will entitle the holder(s) thereof to 2.6886899 votes on a poll, or a maximum of 30,827,976 votes if all 11,465,798 Series B Shares to be authorized are issued.

Registration Rights:

The holders of the Series B Shares will be entitled to demand registration of the Grand ADSs issuable upon conversion of the Series B Shares on five (5) occasions and unlimited piggyback rights.

Consequences of the failure to issue the Series B Shares

Before giving voting instructions on Proposal 2, each holder of Grand ADSs should consider the fact that in, the absence of approval of the issuance of the Series B Shares, we will not be able to acquire Hua Yang and Kord.

The board considered these disadvantages and consequences in connection with its decision to approve the acquisition of Hua Yang and Kord and the issuance of the Series B Shares.

Nasdaq requirements for member approval

We are required to seek our members’ approval of the issuance of the Series B Shares, among other things, in order to ensure compliance with Nasdaq Marketplace Rule 4350.  Nasdaq Marketplace Rule 4350(i)(1)(C)(ii) requires our members’ approval in connection with an acquisition transaction involving the issuance of securities where the amount of stock being issued is equal to 20% or more of the issuer’s shares outstanding before such issuance.

If our members approve the issuance of the Series B Shares, they will also be approving the issuance of the Ordinary Shares/Grand ADSs issuable upon conversion of the Series B Shares.  The Ordinary Shares/Grand ADSs issuable upon the conversion of the Series B Shares would result in the issuance by us of Ordinary Shares/Grand ADSs equal to or greater than 20% of the Ordinary Shares/Grand ADSs outstanding prior to acquisition.

Members’ approval under the Nasdaq Marketplace Rules requires the vote of a simple majority of the shares present at any meeting and entitled to vote.  However, our articles of association require the approval of not less than three-fourths of the votes cast at the meeting.  Since Centralink beneficially owns approximately 65% of our outstanding Ordinary Shares and since Mr. Hsieh controls Centralink, we believe that Centralink will vote, or instruct the depositary to vote, in favor of Proposal 2.  Proposal 2 will be approved if the beneficial owners of approximately 10% of the remaining Ordinary Shares also instruct the depositary to vote in favor of Proposal 2.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO AUTHORIZE GRAND TO ISSUE THE SERIES B SHARES.

INFORMATION ABOUT HUA YANG AND KORD

Business of Hua Yang

Hua Yang Holdings Company Limited is a limited company organized under the laws of the Cayman Islands.  Through its subsidiaries’ manufacturing facilities located in Shenzhen, China, Hua Yang manufactures a variety of paper and board products, including books, specialty packaging and other paper products.

Products

Books.  Hua Yang manufactures "Pop-up" books containing custom die-cut, folded and glued paper pieces that, when the book is opened, "pop" out of the book in three dimensions. These products typically retail in the U.S. for between $5 and $50. Most of Hua Yang's "pop-up" books are targeted at children, but there is a small segment that targets the adult and young adult markets.

Novelty books, sometimes also referred to as "book-plus", incorporate an extra or unusual element. These elements often make the book interactive or provide play value. For example, novelty books may include an electronic device, a noisemaker, plastic, vinyl, textured or scented materials, or a plush toy.

Board books are usually die-cut or punched into an unusual shape, thus requiring hand-assembly. These books are made of heavyweight, stiff paperboard, are durable in nature, and usually target the children's market. Often board books come in a set of three or more titles and are grouped together in a hand-assembled slip case, sleeve or custom made box. These books are sold through toy and bookstores, authorized dealers and other channels.

Specialty packaging.  Specialty packaging includes paperboard and E-flute (corrugated) boxes and, to a lesser extent, blister cards and inserts. Box packaging often requires advanced printing techniques, including five- and six-color printing, foil hot stamping, spot or total coating, varnishing, embossing and lamination. After printing, boxes are die-cut to shape with a dropout window often included. PVC sheets, which also are cut to shape and often incorporate some silk screen printing, are glued in place by hand in the dropout windows. Blister cards are simple backing boards used in a plastic blister pack while insert cards are printed pieces of board used as backing or filler inside a larger packaging box.

Specialty packaging is produced for certain manufacturers and other marketers to protect products during shipment and to exhibit products for sale in retail stores.

Other paper products.  Other paper products manufactured by Hua Yang include puzzles, board games, photo albums, stationery sets and activity packs, all of which require hand assembly.

These products are targeted at children, young adult and adult markets. These products are sold through hobby shops, authorized dealers, book and gift stores, as well as through other channels.

Market for Products

Sales of Hua Yang’s products are divided equally among Hong Kong, the United States and Europe.  Major customers for Hua Yang include Cranium Inc., Jetta Company Limited, Imago Publishing Limited, Intervisual Books Inc. and Mattel.  The buying and ordering cycles for specialty packaging and books differ. With regard to specialty packaging, in November or December, Hua Yang reviews with its two core packaging customers, Mattel and Jetta, such customers' anticipated packaging needs for the upcoming year. By the beginning of the calendar year, both of the core customers will provide Hua Yang with dollar and unit allocations for the year. These allocations will be based on Hua Yang's past performance, capacity and technical capability vis-a-vis the designs requested by the customer. Every week thereafter, Hua Yang will receive purchase orders covering the next four to six weeks. Firm orders and packaging planning rarely extend beyond six weeks.

The buying and ordering cycles for books varies and is much longer than specialty packaging, with most activity grouped around the Frankfurt Book Fair held in Germany every October and the Children's Book Fair held in Bologna, Italy every April. The fairs are a time for customers of Hua Yang to present their new book concepts to potential buyers and confirmed sales are usually realized three to six weeks after each fair. Once these customers have confirmed sales, they turn to printers, such as Hua Yang, to reserve production capacity. Orders for reprints of old titles, however, can be booked anytime during the year, but generally fall outside of the peak summer production months.

Paper, ink and glue are the principal raw materials used by Hua Yang in the manufacture of books, specialty packaging and other paper products. Hua Yang uses many types of coated paper and board in a variety of grades, depending on customers' quality and price requirements. Hua Yang purchases most of its paper from U.S., Asian and European suppliers, but generally places orders through trading companies or agents in Hong Kong Additionally, Hua Yang acquires a small amount of paper from local sources in Hong Kong and PRC. Ink and glue are ordered locally in Hong Kong.

Business Strategy

Hua Yang’s goal is to be the leading manufacturer of books, specialty packaging and other paper products for the premier designers and marketers of such items.  Hua Yang’s strategy calls for continuous strengthening of its relationships with its multi-national customers and increasing and diversifying its customer base. To achieve these goals, Hua Yang has focused on the following:

Develop additional major customers

Currently, Hua Yang has a core group of large customers, but it also manufactures products for many other smaller customers.  Hua Yang expects that it may be able to develop several of these smaller customers into major customers as they become familiar with the benefits of Hua Yang’s turnkey manufacturing service.  Hua Yang offers major customers a dedicated production team and dedicated production space, which can provide such customers with attractive advantages. For example, Hua Yang can customize its production facilities to meet the specific needs of its customers, and the customers are able to exercise greater control over the production process, thereby enhancing quality control and cost efficiency, increasing confidentiality and expediting scheduling and delivery timetables.  Hua Yang believes that its ability to offer such dedicated production services has led to enhanced relationships with its core customer base.

Diversify product offerings

Hua Yang intends to diversify its product offerings to include the manufacture of other consumer products that utilize its current competitive advantages and production expertise. Further, new product lines are expected to decrease seasonality that has been experienced historically. By diversifying into product lines in which the demand timing is seasonal, the utilization of manufacturing facilities can improve, thereby improving profitability.

Deploy advanced management information systems

Hua Yang seeks to enhance its manufacturing and business processes through the deployment of advanced management information systems that enable the real-time monitoring and management of its operating and financial performance and resources.

Seasonality

Hua Yang’s operating results in the past have fluctuated in part based on seasonal factors and this seasonality likely will continue in the future.

Hua Yang ceases production for a two-week period during January or February of each year due to the Chinese New Year holiday, which is partially responsible for net sales during the fourth fiscal quarter of each year being lower than net sales during the other three fiscal quarters.

Hua Yang may also experience fluctuations in quarterly revenues and related net income due to the timing of receipt of orders from customers and the shipment of products. Sales of books are weighted toward the Christmas season; as a result, book sales in the second half of the fiscal year are generally higher than in the first half.

Manufacturing

Hua Yang's customers seek suppliers that can manufacture high-quality products in both large quantities and limited runs, in a timely and cost-effective manner. In addition, Hua Yang's customers seek to eliminate the cost, time and complexity of identifying and managing multiple vendors to develop and produce a product. For example, book customers often must turn to trading houses, brokers or service intermediaries for component sourcing, product development and engineering. The need to coordinate several different companies in the manufacturing process can cause production delays, inefficiencies in the management of multiple contractors and quality and reliability problems.

Hua Yang's full service, value-added approach to manufacturing addresses these customers needs as follows:

High-quality production

Hua Yang uses modern computer-aided design and manufacturing equipment to produce high-quality products. Hua Yang also employs a highly trained workforce, including skilled, technically trained craftsmen and other capable but relatively inexpensive laborers for its manufacturing and assembly operations under the guidance of experienced management. Hua Yang ensures quality through rigorous quality control procedures at each step of the production process. Hua Yang has an employee training program geared specifically toward inspection and quality control.

Turnkey manufacturing service

Hua Yang offers a fully integrated turnkey manufacturing service.  With this service, Hua Yang integrates component sourcing, product development and engineering, design, model and mold making, and manufacturing, assembling and packaging of the finished product.  This enables Hua Yang to meet all of a customer's needs and eliminates the need for intermediaries. Hua Yang is able to shorten the lead-time from design to product delivery and to lower product cost while maintaining high quality and reliability.

Commitment to efficiency

Hua Yang continually strives to increase efficiency and reduce costs for the benefit of Hua Yang and its customers. To date, Hua Yang has been able to achieve efficiencies by locating its production facilities in the PRC, vertically integrating its production processes and working in close cooperation with its customers.

Manufacturing Facility

Hua Yang's manufacturing operations are conducted in a production facility located in Shenzhen, PRC.  The Shenzhen Facility includes: (1) a pre-press area, press rooms and print finishing area, (2) die-cut, trimming, guillotining and punching areas, (3) packaging and book hand assembly areas, (4) a warehouse and (5) dormitory and dining facilities. The press rooms operate on a two-shift basis with seven advanced German presses delivering up to six-color printing capability. The die-cut department also runs on a two-shift basis during the peak season. Hand assembly for both packaging and books generally works one shift, adding an additional shift during the peak season. Packaging and books account for most of the total work force and production areas.

The Shenzhen facility has an aggregate of approximately 41,980 square meters of manufacturing space and approximately 23,068 square meters of dormitory space.  A co-operative joint venture was established in the PRC to own and operate the Shenzhen facility; the partners are Hua Yang Printing Holding Company Limited and Goshu Economic Development Company, an entity that is controlled by PRC governmental bodies.  Hua Yang leases its factory buildings at the Shenzhen facility.  The joint venture has a term of 15 years, expiring in October 2010.  Under the joint venture agreement, Hua Yang possesses substantive participating rights and is entitled to 100% of the joint venture's profits, after paying the joint venture partner a pre-determined annual fee.  At the end of the joint venture term, Hua Yang will continue to own the other assets of the joint venture, but the land and factory buildings currently used to conduct the business of the joint venture will revert to the joint venture partner.

The plants and equipment owned and operated or leased by Hua Yang are subject to comprehensive PRC laws and regulations that involve substantial risks.

Raw Materials

Paper, ink and glue are the principal raw materials used by Hua Yang in the manufacture of books, specialty packaging and other paper products. Hua Yang uses many types of coated paper and board in a variety of grades, depending on customers' quality and price requirements. Hua Yang purchases a majority of its paper from U.S., Asian and European suppliers, but generally places orders through trading companies or agents in Hong Kong Additionally, Hua Yang acquires a small amount of paper from local sources in Hong Kong and PRC. Ink and glue are ordered locally in Hong Kong.

Intellectual Property

Hua Yang has no registered trademarks in respect of its manufacturing businesses.  Hua Yang received U.S. utility patent on a novelty book product.  Hua Yang's key employees have entered into confidentiality agreements with Hua Yang.

Competition

Hua Yang faces significant competition in its business.  In "pop-up" books, Hua Yang competes with contract manufacturers located in Southeast Asia and South America. In novelty and board books as well as specialty packaging, Hua Yang competes with contract manufacturers located in Hong Kong and other parts of the PRC. In addition, Hua Yang competes with customers that have the capability to manufacture their products internally.

Hua Yang believes that there are several factors that provide the basis of competition in the manufacturing of its products, including: price, quality, technical capabilities, production capabilities and on-time delivery.  Hua Yang believes that it can maintain its competitive advantage through the effective use of its expanded facilities. Hua Yang also expects increased competition from other industry participants that may seek to enter one or more of Hua Yang's high margin product segments. Many existing and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than Hua Yang.

Hua Yang does not believe that there are any significant barriers to entry into the light manufacturing business. Hua Yang has no registered trademarks in respect of its manufacturing businesses.  Although Hua Yang has received a U.S. utility patent on one of its novelty book products, Hua Yang does not characterize its business as proprietary and does not own any copyrights or possess any material trade secrets.  Accordingly, additional participants may enter the market at any time.

In addition, certain of Hua Yang's customers manufacture a substantial portion of their products internally. Any determination by a principal customer to manufacture new products internally or to move manufacturing from Hua Yang to another third party would have a material adverse effect on Hua Yang's business, financial condition and results of operations.

Governmental Regulation

Hua Yang’s business activities are subject to various governmental regulations in countries in which it operates, including regulations relating to business/investment approvals, export regulations including those related to national security considerations, tariffs, antitrust, intellectual property, consumer and business taxation, exchange controls, and environmental and recycling requirements.

Senior Management

The following table sets forth information regarding certain key management personnel of Hua Yang as of November 30, 2005.

Name

Age

Position

Kevin Murphy

46

President and Chief Executive Officer

Tony Brooks

44

President of International Marketing

Tee Swee Kan

43

Vice President of Operations

Kevin Murphy joined Hua Yang in November 1998.  Mr. Murphy has served as President and Chief Executive Officer of Hua Yang since November 2001. Mr. Murphy served as Vice President of Operations of Hua Yang from 1998 to October 2001. Mr. Murphy is in charge of Hua Yang’s paper products OEM business.  Mr. Murphy has extensive experience in marketing, production, operations and planning in both Asia and the West. Prior to joining Hua Yang, Mr. Murphy was Managing Director of the Malaysian production facility 'Jinmei' with Nippecraft (Singapore), manufacturers of paper based stationery product. Mr. Murphy received a Masters degree in Manufacturing Systems Engineering from Cranfield University.

Tony Brooks joined Hua Yang as Vice President of International Marketing of Hua Yang in April 2002.  Mr. Brooks has extensive experience in product design and development and international marketing. Prior to joining Hua Yang, Mr. Brooks was Managing Director of Collins Debden Limited in Glasgow, Scotland, a United Kingdom subsidiary of Nippecraft Group (Singapore). Mr. Brooks served in this position for more than three years, prior to which he established and managed the group product development facility in the United Kingdom for three years. Mr. Brooks received a degree in Fine Art and History of Art from Oxford University.

Tee Swee Kan joined Hua Yang as Vice President of Operations in March 2002. Mr. Tee has 13 years of production and operational management experience within the printing and publishing industry. Mr. Tee also has a broad range of management related skill sets, including project management, engineering, logistics and factory operations and has a strong quantitative edge, with a background in Kaizan and ISO systems.  Prior to joining Hua Yang, Mr. Tee was Production Director with New Island Printing Company Limited.  Mr. Tee is a member of the Institute of Printing (UK) and Malaysian Institute of Chemistry.  Mr. Tee received a bachelor’s degree in science from the University of Malaya.

Business of Kord

Kord Holdings, Inc., the holding company for Kord’s operations, is a limited company organized under the laws of the British Virgin Islands.  Kord was founded in 1972 in Hong Kong and relocated its factory to China in 1986. Kord is one of the world’s largest party goods manufacturers with over 3,000 employees and over 500,000 square feet of manufacturing space.

Products

Kord produces a broad range of party and paper goods and offers comprehensive lines of party products and accessories to major importers and superstores, either under its proprietary Kord brand, or on an OEM basis for well known brands.  Kord has over 20,000 ready-for-manufacture designs in key product groups, including

•

generic party products like hats, horns, blowouts, noise makers;

•

decorative products like banners, garlands and honeycomb decorations;

•

disposable  tableware products like paper cups, paper plates, napkins and table covers; and

•

latex masks.

Kord's own collection covers all major party occasions, themes and seasons, including Birthday, Halloween, Thanksgiving, Christmas, New Year, Valentine’s Day, St Patrick's Day, Easter and more.

The generic, decorative, and disposable products account for more than 90% of total sales. Kord is also a licensed manufacturer of party products related to certain Disney-branded characters.  Kord works closely with importers, distributors, party superstores and international retail chains on ODM and OEM projects all over the world.

Market for Products

Approximately 55%, 32% and 13% of Kord’s products are distributed in the US, Europe and the rest of the world, respectively.  Kord’s major customers include Creative Expressions, Glitterwrap, American Greetings, Hallmark Cards and many others.

Business Strategy

Kord’s strategy is to develop its own brand party products and to design party products for customers on an OEM basis.  Kord has its own in house design department to create new designs.  Kord seeks to increase the quality of its products by investing in new equipment, and constantly reviews its own manufacturing processes with a view to making improvements.  Kord also constantly reviews its supply chain to ensure that all parties within the supply chain add value to the eventual products.

Manufacturing

Kord's printing equipment includes Heidleberg and Roland offset printers, gravure printers, flexographic printers, and printing peripherals such as plate making, varnishing, calendaring, laminating, silk screening, pad stamping and hot stamping setups. They enable Kord to add patterns onto a wide range of party items and maintain a high standard of printing quality and short printing lead-time for its products.

Plastic toys and party accessories are manufactured with Kord's injection moulding and blow-moulding machines. Moulds and tooling are also made in house.  Polyethylene extruding machines extrude plastic bags and plastic sheets for packaging and products such as tablecovers, lootbags and banners.

Kord uses other specialized equipment to produce paper cups, plates and lunch boxes. Kord also have setups for making latex masks and paper honeycombs and garlands, and special machines for blowouts, Hawaiian leis, serpentines and more.

Seasonality

Kord’s birthday party products enjoy continuous sales throughout the year because birthdays have no seasons. Kord’s production peaks in July, August and September in advance of delivery deadlines for Halloween, Christmas and the New Year. .  With the exception of the Chinese New Year holidays in February, Kord’s sales and production operations are relatively constant during the remaining months of the year.

Raw Materials

Kord’s main raw materials are paper, ink, glue, latex, and plastic resin.  Different types of paper are used for different products; for instance, general paper is used for party products and food grade paper for tableware products such as cups, plates and napkins.  Paper is purchased by Kord from suppliers in Finland, the US, Japan, Korea, Indonesia and China; plastic resins are sourced from Saudi Arabia and Thailand.  Ink and glue are sourced from Japan, Korea and China and latex is supplied from Malaysia.

Intellectual Property

Kord has registered the “Kord” trademark in the US, Germany, China and Hong Kong.

Kord also has 8 US copyright registrations in respect of party hats, one UK registered design in respect of “Party Blowout”, and two US Design Patents in respect of noisemakers.

Kord’s key employees have entered into confidentiality agreements with Kord.

Competition

Kord does not believe that its business is currently threatened by any competitor because, as far as it is aware, there no other manufacturer has a  product range and capacity as large as those of Kord. .  Kord also meets all the requirements of codes of conduct established by all major importers and retailers.  Kord strictly adheres to product safety rules which include EN71 for Europe and ASTM for the US.

Senior Management

The following table sets forth information regarding certain key management personnel of Kord as of November 30, 2005.

Name

Age

Position

Li San Tung

60

President

Chow Fung Wah

59

Vice-President

Chow Mow Shing

57

Vice President

Leung Kai Sum Anthony

58

Vice President

Mr. Li is the founder of Kord.  He has built Kord from a one-man start-up in 1972 to t a company with over 2000 employees exporting its products worldwide.  At Kord’s inception in 1972 he was supplying limited numbers of Christmas gifts to local schools in Hong Kong.  Today, Kord supplies party goods to over 3000 clients worldwide.  Mr. Li intends to continue to lead Kord and make it one of the most comprehensive party products manufacturers in the world.  He is highly knowledgeable about market changes and skilled in designing concepts for party goods.

Mr. Chow Fung Wah joined Kord in 1988 and has a highly skilled background in printing.  Years of working experience in China have enabled him to develop good relationships with a number of vendors.  Such relationships have helped Kord with local sourcing and securing competitive prices.

Mr. Chow Mow Shing joined Kord in 1991.  His considerable experience in the printing industry allows Kord to meet the expectations of clients in the US and Europe.  Although nearly all of his time is spent in China, he frequently travels overseas to learn more about the latest trends in printing.

Mr. Leung Kai Sum, Anthony graduated with an engineering degree from a US university.  For the past 10 years he has been the head of Kord’s international marketing.  He oversees a sales team of 15 employees and a local Chinese support team of 9 employees.  Kord believes that Mr. Leung brought with him the best of retail expertise and an American approach to seeking the highest quality in goods.  His customer care philosophy has helped him develop Kord products for the international market. Currently, Mr Leung is also supervising Kord’s shipping department.

ANNEX A

EXCHANGE AGREEMENT

by and among

GRAND TOYS INTERNATIONAL LIMITED

and

HUA YANG HOLDINGS COMPANY LIMITED,

KORD HOLDINGS, INC.

and

CORNERSTONE BESTSTEP INTERNATIONAL LIMITED

November 30, 2005

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS

1

1.01

Definitions

1

1.02

Interpretation

13

ARTICLE II SALE AND TRANSFER OF SHARES; CLOSING

13

2.01

Exchange of Shares

13

2.02

Delivery; Escrow

13

2.03

Closing

14

2.04

Transfer Taxes

14

ARTICLE III REPRESENTATIONS AND WARRANTIES OF CORNERSTONE AND THE COMPANIES

14

3.01

Organization and Valid Existence; Due Authorization and Execution

14

3.02

Capitalization; Title to Shares and Structure

15

3.03

Subsidiaries

15

3.04

Winding-up, etc.

16

3.05

No Violation

17

3.06

Financial Statements; Assets and Liabilities

17

3.07

Absence of Certain Changes

18

3.08

Litigation

20

3.09

Compliance with Laws

20

3.10

Environmental Matters

21

3.11

Taxes

22

3.12

Employee Benefit  Matters

23

3.13

Labor and Employment Matters

24

3.14

Product Defects; Warranties

25

3.15

Real Property Owned or Leased; Title to Assets

26

3.16

Sufficiency and Condition of Assets

28

3.17

Material Company Contracts

28

3.18

Insurance

31

3.19

Intellectual Property

31

3.20

Customers and Suppliers

34

3.21

Bank Accounts; Powers of Attorney

35

3.22

Transactions with Affiliates

35

3.23

Brokers or Finders

35

3.24

Books and Records

36

3.25

Privacy

36

3.26

Accounts Receivable

36

3.27

Inventory

37

3.28

Business Activity Restriction

37

3.29

No Significant Items Excluded

37

3.30

Certain Business Practices

37

3.31

Export Control and Related Matters

38

3.32

Disclosure

38

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF CORNERSTONE

38

4.01

Organization and Authority

38

4.02

Winding-up, etc.

39

4.03

Due Authorization; Enforceability

39

4.04

No Violation; No Consents

39

4.05

Litigation

40

4.06

Share Ownership

40

4.07

Securities Law Acknowledgements

40

4.08

Access to Information

42

ARTICLE V REPRESENTATIONS AND WARRANTIES OF GRAND

43

5.01

Organization and Good Standing

43

5.02

Due Authorization; Enforceability

43

5.03

Winding-up, Etc.

43

5.04

No Violation; Consents

44

5.05

Capitalization; Title to Shares and Structure

44

5.06

Securities Law Filings, Etc.

45

5.07

Financial Statements; Liabilities

46

5.08

Absence of Certain Changes

46

5.09

Litigation

46

5.10

Investment Intent

47

5.11

Brokers or Finders

47

5.12

Disclosure

47

ARTICLE VI COVENANTS OF CORNERSTONE AND THE SHAREHOLDER

47

6.01

Noncompetition by Cornerstone, the Shareholder and their Affiliates

47

6.02

Non-Solicitation

48

6.03

Books and Records

48

6.04

Confidentiality

49

6.05

Injunctive Relief

49

6.06

Grand Options to Employees of the Companies

50

ARTICLE VII COVENANTS OF GRAND

50

7.01

Cooperation by Grand

50

7.02

Grand Shareholders’ Meeting

50

7.03

Confidentiality

51

7.04

Injunctive Relief

51

ARTICLE VIII MUTUAL COVENANTS

52

8.01

Access

52

8.02

Conduct of Business

52

8.03

Permits and Approvals

55

8.04

Notice of Certain Events

55

8.05

Commercially Reasonable Efforts

55

8.06

Further Assurances

56

8.07

Representation and Warranties

56

8.08

Public Announcements

56

8.09

Insurance

56

8.10

Proxy Statement

57

8.11

Registration Rights

58

ARTICLE IX CONDITIONS TO THE OBLIGATIONS OF CORNERSTONE

58

9.01

Representations, Warranties and Covenants

58

9.02

Governmental Permits

58

9.03

No Litigation

59

9.04

No Prohibition

59

9.05

No Material Adverse Effect

59

9.06

Legal Opinion

59

9.07

Secretary’s Certificate

59

9.08

Consents

60

9.09

Discharge of Indebtedness

60

9.10

Escrow Agreement

60

9.11

Directorship

60

ARTICLE X CONDITIONS TO THE OBLIGATIONS OF GRAND

60

10.01

Representations, Warranties and Covenants

60

10.02

Governmental Permits

61

10.03

No Litigation

61

10.04

No Prohibition

61

10.05

No Material Adverse Effect

61

10.06

Legal Opinions

61

10.07

Foreign Legal Opinions

61

10.08

Certificates of Continuing Registration

62

10.09

Resignations

62

10.10

Books and Records

62

10.11

Shareholder Approval

62

10.12

Fairness Opinion; Value of the Companies and the Subsidiaries of the Companies

62

10.13

Release of Guarantees

62

10.14

Discharge of Cornerstone Indebtedness

62

10.15

Consents

63

10.16

Escrow Agreement

63

10.17

Continuity of Management

63

10.18

Kord Industrial(China) Limited

63

10.19

Assignment of Indemnities

63

ARTICLE XI TERMINATION

63

11.01

Termination Events

63

11.02

Effect of Termination

64

ARTICLE XII SURVIVAL AND INDEMNIFICATION

64

12.01

Survival

64

12.02

Indemnification

65

12.03

Procedure for Indemnification

66

12.04

Payment

67

12.05

Right to Indemnification Not Affected by Knowledge or Waiver

68

12.06

Sole and Exclusive Remedy

68

12.07

Limitations on Liability

68

12.08

Indemnification Threshold

69

ARTICLE XIII MISCELLANEOUS PROVISIONS

69

13.01

Expenses

69

13.02

Notices

70

13.03

Arbitration

71

13.04

Governing Law

71

13.05

Waiver

72

13.06

Entire Agreement and Modification

72

13.07

No Oral Modification

72

13.08

Assignments, Successors, and No Third-Party Beneficiaries

72

13.09

Severability

73

13.10

Captions; Currency

73

13.11

Exhibits and Schedules

73

13.12

Interpretation; Contra Preferentem Principle Excluded

73

13.13

Time of Essence

73

13.14

Counterparts; Facsimile

74

i

EXCHANGE AGREEMENT

This Agreement is made and entered into as of November 30, 2005 by and among GRAND TOYS INTERNATIONAL LIMITED, a limited company organized under the laws of Hong Kong Special Administrative Region of the People’s Republic of China (“Grand”), and HUA YANG HOLDINGS COMPANY LIMITED, a limited company organized under the laws of the Cayman Islands (“Hua Yang”), KORD HOLDINGS, INC., a limited company organized under the laws of the British Virgin Islands (“Kord”, and with Hua Yang, each a “Company”, and together, the “Companies”), and CORNERSTONE BESTSTEP INTERNATIONAL LIMITED, a limited company organized under the laws of the British Virgin Islands (“Cornerstone”).

RECITALS

WHEREAS, Cornerstone is the sole beneficial owner of all of the issued and outstanding shares in the capital of the Companies, consisting of the number and class of securities set forth opposite each such Company’s name on Exhibit A (the “Companies Shares”); and

WHEREAS, Grand desires to acquire the Companies Shares from Cornerstone, and Cornerstone desires to transfer to Grand, all of the Companies Shares in exchange for Series B Convertible Preference Shares in the capital of Grand having the terms set forth on Exhibit B (the “Grand Preference Shares”), all upon and subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements, and upon the terms and subject to the conditions hereinafter set forth, the Parties hereto agree as follows:

I.

DEFINITIONS

A.

Definitions

.  For purposes of this Agreement, the following terms have the meanings specified or referred to in this Section 1.01:

“Accounts Receivable” means: (i) all trade accounts receivable and other rights to payment from customers of either of the Companies or any Subsidiary of the Companies and the full benefit of all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of either of the Companies or any Subsidiary of the Companies; (ii) all other accounts or notes receivable of either of the Companies or any Subsidiary of the Companies and the full benefit of all security for such accounts or notes; and (iii) any claim, remedy or other right related to any of the foregoing.

“Action” - any legal, administrative, arbitral, mediation or other alternative dispute resolution procedure or other action, proceeding, claim, inquiry or investigation before any court, arbitrator or other Governmental Entity.

“Affiliate” - (a) with respect to a particular individual:  (i) each member of such individual’s Family (as defined below in this definition); (ii) any Person that is directly or indirectly controlled (as defined below in this definition) by such individual or one or more members of such individual’s Family; (iii) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest (as defined below in this definition); and (iv) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity); or

(b) With respect to a specified Person other than an individual: (i) any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified or any Affiliate of such Person; (ii) any Person that holds a Material Interest (as defined below in this definition) in such specified Person; (iii) each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity); (iv) any Person in which such specified Person holds a Material Interest; (v) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and (vi) any Affiliate of any individual described in clause (ii) or (iii).

For purposes of this definition, (i) “control” of a Person will mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by Contract or otherwise; (ii) the “Family” of an individual includes (A) the individual, (B) the individual’s spouse and former spouses, (C) the individual’s children and (D) any other natural Person who resides with such individual; (iii) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person, (iv) any reference to an Affiliate of Grand or any of its Subsidiaries shall not include any reference to the Shareholder and (v) any reference to an Affiliate of Cornerstone, the Companies, any Subsidiaries of the Companies or the Shareholder shall not include any reference to Grand or its Subsidiaries.

“Agreement” - this Agreement, as the same may be amended, modified or supplemented from time to time in accordance with its terms.

“Audited Company Financial Statements” – as defined in Section 3.06(a).

“Bankruptcy Exception” – as defined in Section 3.01(b).

“Benefit Plan” - every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (i) medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits; (ii) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits; or (iii) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (w) that is maintained or contributed to by the Companies or any Subsidiary of the Companies, (x) that the Companies or any Subsidiary of the Companies has committed to implement, establish, adopt or contribute to in the future, (y) for which the Companies or any Subsidiary of the Companies is or may be financially liable as a result of the direct sponsor’s affiliation with the Companies, any Subsidiary of the Companies or the Companies’ shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the  Benefit Plan is not maintained by the Companies or any Subsidiary of the Companies for the benefit of its employees or former employees) or (z) for or with respect to which the Companies or any Subsidiary of the Companies is or may become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining Contract, labor or employment Law or Contract with a predecessor employer.  Benefit Plan does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither of the Companies nor any Subsidiary of the Companies has any present or potential liability.

“Books and Records” - the books of account and other financial and corporate records and files (including records and files stored on computer disks or tapes or any other storage medium) of either of the Companies and each Subsidiary of the Companies or of Cornerstone relating to either of the Companies or any Subsidiary of the Companies, including all statutory registers and share certificate books, minute books, stock record books, books of account, business registration and other certificates, corporate seals, rubber chops, written Contracts, title deeds and other documents, instruments and papers.

“Breaching Party” – as defined in Section 11.02(a).

“Business” – the business and operations of the Relevant Party and each Subsidiary of the Relevant Party as of the date hereof.

“Business Day” - any day other than a Saturday, Sunday or other day on which commercial banks located in New York or the HKSAR are authorized or required to be closed.

“Claim” – a written notice, asserting a breach of representation or warranty, covenant, Contract or other obligation contained in this Agreement or in any Transaction Document.

“Claims Made Policies” - as defined in Section 8.09(b).

“Closing” - as defined in Section 2.03.

“Closing Date” - as defined in Section 2.03.

“Commitments” – legal undertakings or obligations, whether pursuant to Contract or otherwise, (i) under which a Person has acquired or may acquire any rights, (ii) under which a Person has or may become subject to any Liability, or (iii) by which a Person, or any of the assets owned or used by such Person, is or may become bound.

“Companies Shares” - as defined in the first Recital.

“Company” or the “Companies” - as defined in the first paragraph.

“Company Financial Statements” – as defined in Section 3.06(a).

“Company Intellectual Property” – any and all

a)

inventions, designs, algorithms and other industrial property, and all enhancements and improvements thereto, whether patentable or unpatentable and whether or not reduced to practice, and all patent rights in connection therewith (including, without limitation, all United States, HKSAR and foreign patents, patent applications, patent disclosures, mask works, and all divisions, continuations, continuations-in-part, reissues, re-examinations and extensions thereof), whether or not any of the foregoing are registered;

b)

trademarks, trade names, design marks, and service marks, trade dress, logos, internet domain names, websites, brand names and corporate names and other commercial product or service designations, together with all translations, adaptations, derivations and combinations thereof, and all goodwill and similar value associated with any of the foregoing, whether registered or unregistered, active or inactive, and all applications, registrations, and renewals in connection therewith;

c)

all artwork, photographs, advertising and promotional materials and computer software and all copyrights and renewals in connection therewith, and all Moral Rights related thereto;

d)

trade secrets (as such are determined under applicable Law), know-how and other confidential business information, including but not limited to technical information, marketing plans, research, designs, plans, methods, techniques, and processes, any and all of the technology, supplier lists, computer software programs or applications of either of the Companies or any Subsidiary of the Companies, in both source and object code form, technical documentation of such software programs, statistical models, supplier lists, e-mail lists, inventions, sui generis database rights, databases, and data, whether in tangible or intangible form and whether or not stored, compiled or memorialized physically, electronically, graphically, photographically or in writing;

e)

any and all other rights to existing and future registrations and applications for any of the foregoing and all other proprietary rights in, or relating to, any of the foregoing, including but not limited to remedies against and rights to sue for past infringements, and rights to damages and profits due or accrued in or relating to any of the foregoing; and

f)

any and all other tangible or intangible proprietary property, information and materials that are or have been used (including without limitation in the development of) in the business of either of the Companies or any Subsidiary of the Companies and/or in any product, technology or process (A) currently being or formerly manufactured, published, marketed or used by either of the Companies or any Subsidiary of the Companies, or (B) previously or currently under development for possible future manufacturing, publication, marketing or other use by either of the Companies or any Subsidiary of the Companies; and

g)

all rights to pursue, recover and retain damages and costs and attorneys’ fees for past, present and future infringement of any of the foregoing.

“Company-Licensed Intellectual Property” – Intellectual Property that is rightfully used by either of the Companies or any Subsidiary of the Companies pursuant to a valid License Agreement with a third party.

“Company-Owned Intellectual Property” – Intellectual Property that is owned by either of the Companies or any Subsidiary of the Companies.

“Company Software Programs” – as defined in Section 3.19(f).

“Competitive Business” - as defined in Section 6.01.

“Confidential Information” – information that a Relevant Party or any of its Affiliates, or any Representative of any of them, has provided or shall hereafter provide to the other Party(s) or any of its Affiliates, or any Representative of any of them, in written form, together with all notes, analyses, or studies prepared by or for the receiving Party(s), any of its Affiliates and any of their respective Representatives incorporating such information, and all information the receiving Party, any of its Affiliates and any of their respective Representatives shall have obtained by visiting the facilities of the disclosing Party(s) or any of its Affiliates, reviewing product samples, equipment or other assets or conducting discussions with the disclosing Party or any of its Affiliates (including in each case, without limitation, all such information, however acquired, about the business, operations, assets, financial condition and prospects of the disclosing Party or any of its Affiliates); provided, however, Confidential Information shall not include any information in the possession of a receiving Party, any of its Affiliates and/or any of their respective Representatives that: (i) is at the time it is provided, or thereafter becomes, a part of the public domain other than through the act or omission of the receiving Party, any of its Affiliates or any of its respective Representatives; (ii) is lawfully in the possession of the receiving Party or any of its Affiliates prior to its being provided by the disclosing Party, any of its Affiliates or any of their respective Representatives; (iii) is lawfully disclosed to the receiving Party, any of its Affiliates or any of their respective Representatives by a Person that does not have an obligation to the disclosing Party or any of its Affiliates with respect to the confidentiality thereof; (iv) is independently developed by the receiving Party or any of its Affiliates; or (v) is provided by the disclosing Party, any of its Affiliates or any of their respective Representatives  to a third party without any obligation of confidentiality.

“Confidentiality Agreement” – as defined in Section 13.06.

“Consents” - all consents, waivers, approvals, allowances, authorizations, declarations, filings, recordings, registrations, validations or exemptions and notifications.

“Contract” - any agreement, understanding, contract, obligation, promise or understanding (whether written or oral and whether express or implied), including license agreements, manufacturing agreements, supply agreements, purchase orders, sales orders, distributor agreements, sales representation agreements, warranty agreements, indemnity agreements, service agreements, employment and consulting agreements, guarantees, credit agreements, notes, mortgages, security agreements, financing leases, leases, comfort letters, foreign currency forward exchange contracts, confidentiality agreements, joint venture agreements, partnership agreements, open bids, powers of attorney, letters of intent, and term sheets and including, in each case, all amendments, modifications and supplements thereto and Consents thereunder.

“Cornerstone” – as defined in the first paragraph.

“Cornerstone Net Indebtedness” – means, as of the Closing Date, the difference between the amount owed by Cornerstone and its Affiliates to Grand and its Affiliates and the amount owed by the Companies or their Subsidiaries to Cornerstone and its Affiliates, which amount, as of the date hereof, is set forth on Exhibit C; provided, however, that Cornerstone Net Indebtedness shall not include trade payables incurred in the Ordinary Course of Business.

“Damages” - all losses, Liabilities, claims, damages, deficiencies, obligations, fines, payments (including incidental and consequential damages), expenses (including costs of investigation and defense and reasonable attorneys’ fees and expenses), actions, causes of action, assessments, judgments, amounts paid in settlement or diminution in value, whether or not involving a Third Party Claim.

“Direct Claim” – as defined in Section 12.03(b).

“Encumbrance” - any charge, claim, community property interest, covenant, condition, equitable interest, easement, encumbrance, option, lien, pledge, hypothecation, assignment, deposit arrangement, security interest (preference, priority or other security agreement or preferential arrangement of any kind), mortgage, deed of trust, retention of title Contract, right of first refusal, right of first offer, preemptive right, encroachment or other restriction or granting of any rights of any kind (including any restriction on, or right granted with respect to, the use, voting, transfer, receipt of income or exercise of any other attribute of ownership).

“Environmental Laws” - any and all applicable Laws and Permits issued, promulgated or entered into by any Governmental Entity relating to the environment, the protection or preservation of human health or safety, including the health and safety of employees, the preservation or reclamation of natural resources, or the management, release or threatened release of Hazardous Materials.

“Environmental Permit” - any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

“Escrow Agent” shall mean J. Chan, Yip, So & Partners.

“Escrow Agreement” shall mean an Escrow Agreement to be entered into among Cornerstone, Grand and the Escrow Agent, in form satisfactory to the parties thereto.

“Escrow Shares” as defined in Section 2.02.

“GAAS” – generally accepted auditing standards recognized in the United States as it applies to Grand or Hong Kong or any other applicable jurisdiction, or as it applies to any of the Relevant Parties or any Subsidiary of the Relevant Parties, as in effect from time to time.

“Governmental Entity” - any:  (i) federal, state, local, foreign or international government (including, without limitation, that of the PRC or the HKSAR); (ii) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivisions, instrumentalities, branch, department, official, or Person); or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government.

“Grand” – as defined in the first paragraph.

“Grand ADSs” – American Depositary Shares of Grand representing beneficial ownership of Grand Ordinary Shares.

“Grand ADRs” – American Depositary Receipts evidencing ownership of Grand ADSs.

“Grand Extraordinary Meeting” – as defined in Section 7.02(a).

“Grand Financial Statements” – as defined in Section 5.07(a).

“Grand Ordinary Shares” – means ordinary voting shares in the capital of Grand having a nominal value of HK$1.00 each.

“Grand Preference Shares” as defined in the first Recital.

“HK GAAP” – generally accepted accounting principles recognized in the HKSAR as in effect from time to time.

“HK$” – Hong Kong Dollars, the lawful currency of the HKSAR.

“HKSAR” – the Hong Kong Special Administrative Region of the PRC.

“Hazardous Materials” - those materials, substances or wastes that are regulated by, or form the basis of Liability under, any Environmental Law, including PCBs, pollutants, solid wastes, explosive or regulated radioactive materials or substances, wastes or chemicals, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials.

“Hua Yang” - as defined in the first paragraph.

“Hua Yang Audited Financial Statements” - as defined in Section 3.06(a).

“Indemnitees” - as defined in Section 12.03.

“Indemnitor” - as defined in Section 12.03.

“Insurance Policies” - as defined in Section 3.18(a).

“Interim Company Financial Statements” – as defined in Section 3.06(a).

“Inventory” means consumable inventory, wherever located, including, without limitation, all finished goods, work in process, raw materials, spare parts and all other materials and supplies to be used or consumed by a Person.

“Knowledge” – means, with reference to any facts or circumstances concerning or pertaining to the Relevant Party or any Subsidiary of the Relevant Party:

(i)

where the Relevant Party is Grand, any executive officer or director of Grand or any of the Subsidiaries of Grand as identified in Grand’s Annual Report on Form 20-F for the Year Ended December 31, 2004, who is actually aware of a fact or circumstance, or should have been aware of a fact or circumstance; and

(ii)

where the Relevant Party is Cornerstone, any of the directors of either of the Companies or any Subsidiary of the Companies as of the date hereof who is actually aware of a fact or circumstance, or should have been aware of a fact or circumstance.

“Kord” - as defined in the first paragraph.

“Kord Audited Financial Statements” - as defined in Section 3.06(a).

“Latest Company Balance Sheets” – as defined in Section 3.06(a).

“Latest Company Balance Sheet Date” – as defined in Section 3.06(c).

“Latest Grand Balance Sheet” – as defined in Section 5.07(b).

“Latest Grand Balance Sheet Date” – as defined in Section 5.07(b).

“Laws” - all laws, principles of common law, statutes, constitutions, treaties, rules, regulations, ordinances, codes, rulings, Orders and determinations of all Governmental Entities.

“Leases” - all leases, subleases, right to occupy or use and other arrangements with respect to real property, including, in each case, all amendments, modifications and supplements thereto and waivers and consents thereunder.

“Liability” - means any direct or indirect indebtedness, liability, assessment, expense, Claim, loss, damage, deficiency, Commitment, obligation or responsibility, known or unknown, disputed or undisputed, joint or several, vested or unvested, asserted or unasserted, executory or not, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, determinable or undeterminable, accrued or unaccrued, absolute or not, actual or potential, contingent or otherwise (including any Liability under any guarantees, letters of credit, performance credits or with respect to insurance loss accruals), whenever or however arising (including, whether arising out of any Contract or tort based on negligence, strict Liability or otherwise) and whether or not the same would be required by US GAAP or HK GAAP, as the case may be, to be reflected as a Liability in financial statements or disclosed in the notes thereto.

“License Agreement” – any Contract under which a license, sublicense, consent or other permission to use Intellectual Property is granted by or to the Companies or any Subsidiary of the Companies.

“Market Price” - the average of the mean of the closing bid and asked prices of Grand ADRs for the 15 trading days before the Closing Date.

“Material Adverse Effect” – any change, effect, event or condition that, individually or in the aggregate, (i) has had, or, with the passage of time, will or could have, a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations, prospects or customer, supplier or employee relationships of a Relevant Party and any Subsidiaries of the Relevant Party, taken as a whole, or (ii) limits the ability of a Relevant Party to perform material services; or (iii)  insofar as can reasonably be foreseen, will prevent a Relevant Party from materially performing its obligations under this Agreement.

“Material Company Contracts” - as defined in Section 3.17.

“Moral Rights” - collectively, rights to claim authorship of a work, to object to or prevent any modification of a work, to withdraw from circulation or control the publication or distribution of a work, and any similar rights, whether existing under judicial or statutory law of any country or jurisdiction worldwide, or under any treaty or similar legal authority, regardless of whether such right is called or generally referred to as a “moral right.”

“NASDAQ” – the National Association of Securities Dealers, Inc. Automated Quotation system.

“Occurrence-Basis Policies” - as defined in Section 8.09(b).

“Order” – any award, decision, stipulation, preliminary or permanent injunction, judgment, order, ruling, subpoena, temporary restraining order, award, citation, consent decree or writ, or verdict entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” - the ordinary course of the Business of the Relevant Party and the Subsidiaries of the Relevant Party consistent with past custom and practice (including with respect to quantity and frequency).

“Organizational Documents” - (i) the articles or certificate of incorporation and the bylaws of a corporation, (ii) the partnership agreement and any statement of partnership of a general partnership, (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (iv) the limited liability company agreement and articles or certificate of formation of a limited liability company, (v) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person and (vi) any amendment to any of the foregoing.

“Outstanding Grand ADSs” – as defined in Section 5.05(a).

“PRC” – the People’s Republic of China.

“Parties” – As defined in the first paragraph of the recitals to this Agreement.

“Permit” - all franchises, grants, establishment registrations, product listings, easements, variances, exceptions, identification and registration numbers, approvals and Orders, licenses, permits, certificates, Consents, or other authorizations, issued, granted, given or otherwise made available by or under the authority of any Governmental Entity.

“Permitted Encumbrances” - Encumbrances for Taxes not yet due or payable; inchoate mechanic and materialmen liens for construction in progress; inchoate workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the Ordinary Course of Business; hire-purchase or similar arrangements entered into in respect of assets used by the Companies or the Subsidiaries of the Companies in the Ordinary Course of Business; and minor imperfections of title which do not, individually or in the aggregate, (i) have a Material Adverse Effect, (ii) materially impair the current business operations conducted on the affected property or (iii) materially reduce the value of, or have a material adverse effect on the ability to transfer, the affected property.

“Person” - any individual, sole proprietorship, firm, corporation (including any non-profit corporation and public benefit corporation), general or limited partnership, limited liability partnership, joint venture, limited liability company, estate, trust, association, organization, labor union, institution, Person or Governmental Entity, including any successor (by merger or otherwise) of such Person.

“Proxy Statement” – as defined in Section 8.10(a).

“Purchase Consideration” - as defined in Section 2.01(a).

“Real Property” – as defined in Section 3.15(a).

“Real Property Tenancies” – as defined in Section 3.15(b).

“Registered Intellectual Property” rights in Intellectual Property that are the subject of a pending application or an issued patent, trademark, copyright, design right or other similar registration formalizing exclusive rights.

“Relevant Auditors” – the firm of independent certified or chartered public accounts for the time being appointed by the Relevant Party to certify its audited financial statements or, where Cornerstone is the Relevant Party, of the Companies and any Subsidiary of the Companies, for purposes of this Agreement.

“Relevant Party” – Grand or Cornerstone and the Companies, as the context requires.

“Representative” - with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“SEC” – the United States Securities and Exchange Commission.

“SEC Filings” – as defined in Section 5.06.

“Securities Act” - the Securities Act of 1933, as the same may be amended from time to time, including any successor statute.

“Securities Exchange Act” - the Securities Exchange Act of 1934, as the same may be amended from time to time, including any successor statute.

“Series A Convertible Preference Shares” – as defined in Section 5.05(a).

“Shareholder” means Hsieh Cheng, aka Jeff Hsieh.

“Significant Equipment” – as defined in Section 3.15 (f).

“Subsidiary” - with respect to any Person, any corporation, limited liability company, partnership, association or other Person of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other Person, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof.  For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other Person if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other Person gains or losses or shall be or control any managing member or general partner of such limited liability company, partnership, association or other Person.

“Taxes” - any and all (i) taxes, fees, levies, duties, tariffs, imposts and other charges of any kind, imposed by any Governmental Entity or taxing authority, including taxes or other charges on, measured by, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains duties or taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges; (ii)  any Liability for the payment of any amounts of the type described in clause (i) above as a result of being a member of an affiliated, combined, consolidated or unitary group for any Taxable period; (iii) any Liability for the payment of amounts of the type described in clauses (i) or (ii) above as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person; and (iv) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to any amounts described in clauses (i), (ii) or (iii) above.

“Tax Return” – any return, report, statement, form or other documentation (including any additional or supporting material and any amendments or supplements) filed or maintained, or required to be filed or maintained, with respect to or in connection with the calculation, determination, assessment or collection of any Taxes.

“Terminating Party” – as defined in Section 11.02(a).

“Third Party Claim” - as defined in Section 12.03(a)(i).

“Transaction” - as defined in Section 2.03.

“Transaction Documents” – this Agreement, together with any and all certificates, schedules, Contracts and other documents required to be delivered pursuant to any of the foregoing.

“US$” – United States Dollars, the lawful currency of the United States of America.

“US GAAP” – generally accepted accounting principles recognized in the United States as in effect from time to time.

B.

Interpretation

.  Unless the context otherwise requires, the terms defined in Section 1.01 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein.  All accounting terms defined in Section 1.01, and those accounting terms used in this Agreement not defined in Section 1.01, except as otherwise expressly provided herein, shall have the meanings customarily given thereto in accordance with US GAAP.  When a reference is made in this Agreement to any Article, Section, Exhibit or Schedule, such reference shall be to the corresponding article, section, exhibit or schedule of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

II.

SALE AND TRANSFER OF SHARES; CLOSING

A.

Exchange of Shares

.  On the basis of the representations, warranties, covenants and agreements, and subject to the satisfaction or waiver of the conditions set forth in Articles  IX and X, at the Closing Cornerstone will sell, assign and t to Grand, and Grand will acquire, assume and accept from Cornerstone, the Companies Shares in consideration for US$44,000,000 less the Cornerstone Net Indebtedness (the “Purchase Price”), payment of which amount shall be satisfied in full by the issue to Cornerstone of such number of Grand Preference Shares as is determined by dividing the Purchase Price by US$3.8375 (the “Purchase Consideration”).

B.

Delivery; Escrow

.  Subject to the satisfaction or waiver of the applicable conditions set forth herein, at the Closing, Cornerstone shall deliver to Grand the certificates for the Companies Shares accompanied by all duly executed instruments of transfer and, as applicable, bought and sold notes, and Grand shall deliver, or cause to be delivered, to Cornerstone one or more certificates representing 80% of the Purchase Consideration in the name of Cornerstone, and Cornerstone and Grand shall deliver, or cause to be delivered to the Escrow Agent, on or more certificates representing 20% of the Purchase Consideration in the name of Cornerstone, together with an instrument of transfer and bought and sold note duly executed by Cornerstone with the date, transferee and number of Preference Shares left blank to be held pursuant to the Escrow Agreement (the “Escrow Shares”).  Cornerstone hereby undertakes to Grand that it shall execute such instrument of transfer and bought and sold note in respect of the Escrow Shares.

C.

Closing

.  The closing (the “Closing”) of the transaction contemplated by this Agreement and the Transaction Documents (the “Transaction”) will take place at the offices of J. Chan, Yip, So & Partners, Suite 2306, Henly Building, 5 Queen’s Road Central, Hong Kong, at 10:00 a.m. local time, on the Business Day following the approval of the Transaction by the shareholders of Grand and the satisfaction or waiver of all other conditions set forth in Articles IX and X, or such other date, place or time agreed to by Cornerstone and Grand (such date of the Closing being hereinafter referred to as the “Closing Date”).  The Parties hereby agree to deliver at the Closing such documents, certificates of officers and other instruments as are set forth in Articles IX and X and as may reasonably be required to effect the transfer by Cornerstone of the Companies Shares, and the delivery by Grand to Cornerstone of the Grand Preference Shares pursuant to and as contemplated by this Agreement.  All events which shall occur at the Closing shall be deemed to occur simultaneously.

D.

Transfer Taxes

.  Cornerstone shall be responsible for the payment of all fixed and ad valorem stamp duties or similar Taxes assessed or payable in the HKSAR or any other jurisdiction in connection with the sale and transfer of the Companies Shares and the other transactions contemplated hereby, except for any taxes that may be payable or arise directly as a result of the issuance of Grand Preference Shares, which shall by borne by Grand.

III.

REPRESENTATIONS AND WARRANTIES OF CORNERSTONE AND THE COMPANIES

Cornerstone and the Companies hereby jointly and severally represent and warrant to Grand as follows:

A.

Organization and Valid Existence; Due Authorization and Execution.

1.

Each of the Companies is a company, corporation or other legal duly incorporated or organized, and validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or organization identified on Schedule 3.01, and has all requisite corporate power and authority to conduct its business in the manner in which it is presently being conducted and to own, operate and lease its property.  Each of the Companies is duly qualified or licensed to do business, and, if applicable, is in good standing, in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.  Schedule 3.01 lists each jurisdiction in which the Companies are qualified to do business.  True and complete copies of the Organizational Documents, as amended to date, of the Companies have previously been delivered or made available to Grand.  The Companies are not in violation of any of the provisions of their respective Organizational Documents.

2.

The execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transaction by the Companies have been duly authorized by all necessary or appropriate corporate action and no other corporate proceedings are necessary to authorize this Agreement or the Transaction Documents or to consummate the Transaction.  This Agreement and the other Transaction Documents have been or will be duly executed and delivered by the Companies and, assuming the due authorization, execution and delivery by the other parties, each of this Agreement and the Transaction Documents constitutes a legal, valid and binding obligation of the Companies, enforceable against the Companies in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar Law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies, whether in a proceeding at law or in equity (the “Bankruptcy Exception”).

B.

Capitalization; Title to Shares and Structure.

The authorized share capital of each of the Companies and the issued and outstanding shares are set forth on  Schedule 3.02.  Such issued and outstanding shares constitute the Companies Shares.  Except as set forth in the immediately preceding sentence, no shares or other securities of any kind are outstanding, have been issued by the Companies, or are reserved for issuance.  All of the Companies Shares are registered in the names of Cornerstone, and are solely beneficially owned by Cornerstone, free and clear of all Encumbrances.  All of the Companies Shares are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of, and are not subject to, any preemptive rights.  The Companies Shares were not issued in violation of relevant Laws of the Cayman Islands, the British Virgin Islands, the HKSAR or any other Laws.  There are no bonds, debentures, notes or other indebtedness of the Companies having the right to vote (or convertible into, or exchangeable for, shares or other securities having the right to vote) on any matters on which any shareholders of the Companies may vote.  There are no securities, options, warrants, calls, rights or other Commitments, including, without limitation, stock appreciation rights, “phantom” stock or similar plans or rights, obligating the Companies to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other securities or assets of the Companies or obligating the Companies to issue, grant, extend or enter into any such security, option, warrant, call, right or Commitment, including any securities pursuant to which rights to acquire shares become exercisable only after a change of control of the Companies upon the acquisition of a specified amount of the share capital  or voting power of the Companies, as the case may be.  There are no Commitments (i) under which the Companies are obligated to repurchase, redeem or otherwise acquire any shares of the Companies, as the case may be, or (ii) requiring the Companies to vote or to dispose of any shares of the Companies.

C.

Subsidiaries

.

1.

Each Subsidiary of the Companies is a company, corporation or other legal entity duly incorporated or organized, validly existing and, if applicable, in good standing under the Laws of its jurisdiction of incorporation or organization identified on Schedule 3.03, and has all requisite corporate power and authority to conduct its business in the manner in which it is presently being conducted and to own, operate and lease its property.  Each Subsidiary of the Companies is duly qualified or licensed to do business, and, if applicable, is in good standing, in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.  Schedule 3.03 sets forth a list of all Subsidiaries of the Companies and their respective jurisdictions of incorporation or organization and identifies the Companies’ (direct or indirect) percentage beneficial ownership interest therein.

2.

All of the outstanding issued shares in the capital of, or other voting securities or ownership interests in, each Subsidiary of the Companies, are solely beneficially owned by the Company identified on Schedule 3.03, directly or indirectly, free and clear of any Encumbrance and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such issued shares or other voting securities or ownership interests).  None of the shares, voting securities or ownership interests in any Subsidiary of the Companies were issued in violation of relevant Laws of its jurisdiction of incorporation or organization or any other Laws.  There are no bonds, debentures, notes or other indebtedness of any Subsidiary of the Companies having the right to vote (or convertible into, or exchangeable for, shares or other securities having the right to vote) on any matters on which any shareholders, holders of other securities or ownership interests in any Subsidiary of the Companies may vote.  There are no securities, options, warrants, calls, rights or other Commitments, including, without limitation, stock appreciation rights, “phantom” stock or similar plans or rights, obligating the Companies or any Subsidiary of the Companies to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other securities or assets of any Subsidiary of the Companies or obligating the Companies or any Subsidiary of the Companies to issue, grant, extend or enter into any such security, option, warrant, call, right or Commitment, including any securities pursuant to which rights to acquire shares become exercisable only after a change of control of any Subsidiary of the Companies upon the acquisition of a specified amount of the share capital or voting power of either of the Companies.  There are no Commitments (i) of the Companies or any Subsidiary of the Companies to repurchase, redeem or otherwise acquire any shares of any Subsidiary of the Companies, or (ii) requiring the Companies or any Subsidiary of the Companies to vote or to dispose of any shares of any Subsidiary of the Companies.  Neither of the Companies nor any Subsidiary of the Companies is subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan, capital contribution or otherwise) to or in any Person.  Cornerstone has previously delivered or made available to Grand true and complete copies of the Organizational Documents or comparable governing instruments (including all amendments to each of the foregoing), of each Subsidiary of the Companies and each investment in any other Person owned by either of the Companies or any Subsidiary of the Companies as in effect on the date hereof.

D.

Winding-up, etc.

  No order has been made, petition presented or resolution passed for the winding up of the Companies or any Subsidiary of the Companies, and no meeting has been convened for the purpose of winding up the Companies or any Subsidiary of the Companies.  Neither of the Companies nor any Subsidiary of the Companies has been party to any transaction which could be avoided in a winding up.  To the Knowledge of the Companies and Cornerstone, no steps have been taken for the appointment of a receiver of all or any part of the assets of the Companies or any Subsidiary of the Companies.  Neither of the Companies nor any Subsidiary of the Companies has made or proposed any arrangement or composition with its creditors or any class of its creditors.  Neither of the Companies nor any Subsidiary of the Companies is insolvent or unable to pay its debts as the same fall due.

E.

No Violation

.  Except as set forth in Schedule 3.05, neither the execution, delivery or performance of this Agreement or the other Transaction Documents by Cornerstone, nor the consummation by Cornerstone of the Transaction, will directly or indirectly, with or without the giving of notice or lapse of time or both: (i) violate, conflict with or result in any breach of any provision of Organizational Documents of the Companies or any Subsidiary of the Companies; (ii) require any Permit of any Governmental Entity or violate, conflict with or constitute a default (with or without notice or lapse of time, or both) under any of the terms or requirements of any Permit that is held by the Companies or any Subsidiary of the Companies; (iii) require any Consent of any Person or result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of the Companies or any Subsidiary of the Companies pursuant to, any Contract or other Commitment; (iv)  violate, conflict with or result in any breach of any Law applicable to the Companies or any Subsidiary of the Companies; (v) cause Grand to become subject to, or to become liable for the payment of any Tax except to the extent that such Tax arises directly as a result of the issuance of Grand Preference Shares; or (vi) cause any of the assets owned by the Companies or any Subsidiary of the Companies to be reassessed or revalued by any taxing authority or Governmental Entity.

F.

Financial Statements; Assets and Liabilities

.

1.

Cornerstone has delivered to Grand true and correct copies of (i) the consolidated balance sheet of Hua Yang at December 31, 2004 and the consolidated income statement, statement of changes in equity and cash flow statement of Hua Yang for the period from April 1, 2004 to December 31, 2004, including the notes thereto as audited by Deloitte Touche Tohmatsu, certified public accountants (the “Hua Yang Audited Financial Statements”); (ii) the balance sheet of each of Kord Party Favour Manufactory Limited, Kord Plastic Products Manufactory Limited, Kord Printing Company Limited and Kord Gifts Manufactory Limited, as at December 31, 2004 and the income statement, statement of changes in equity and cash flow statement of each of Kord Party Favour Manufactory Limited, Kord Plastic Products Manufactory Limited, Kord Printing Company Limited and Kord Gifts Manufactory Limited, for the period from April 1, 2004 to December 31, 2004, including the notes thereto, as audited by Deloitte Touche Tohmatsu, certified public accountants (the “Kord Audited Financial Statements” and together with the Hua Yang Audited Financial Statements, the “Audited Company Financial Statements”); and (iii) the unaudited consolidated balance sheets of each of Hua Yang and Kord at September 30, 2005 (the “Latest Company Balance Sheets”), the unaudited consolidated income statement of each of Hua Yang and Kord for the nine months ended September 30, 2005, the unaudited consolidated statement of cash flows of Hua Yang for the month of September 2005 and the unaudited consolidated statements of cash flows of Kord for the three month periods ending March 31, 2005, June 30, 2005 and September 30, 2005 (together with the Latest Company Balance Sheets, the “Interim Company Financial Statements,” and the Interim Company Financial Statements together with the Audited Company Financial Statements, the “Company Financial Statements”).

2.

The Company Financial Statements have been prepared in accordance with HK GAAP.  Each of the Audited Company Financial Statements presents a true and fair view of the financial position of each of the Companies and the Subsidiaries of the Companies as of the applicable date and the earnings and cash flow of each of the Companies and the Subsidiaries of the Companies for the periods then ended.  Each balance sheet contained in the Audited Company Financial Statements fully sets forth all assets and Liabilities of each of the Companies and each Subsidiary of the Companies existing as of the applicable date which, under HK GAAP, should be set forth therein, and each statement of earnings contained therein sets forth the items of income and expense of each of the Companies and the Subsidiaries of the Companies which should appear therein under HK GAAP.  The Interim Company Financial Statements have been prepared in a manner consistent with the past practices of each of the Companies and the Subsidiaries of the Companies and present fairly the financial position of each of the Companies and the Subsidiaries of the Companies as of the applicable date and results of operations for the period then ended, all in accordance with HK GAAP, subject to normal year-end adjustments and the absence of footnotes.

3.

Except as and to the extent reflected in the Latest Company Balance Sheets, neither of the Companies nor any Subsidiary of the Companies had, as of September 30, 2005 (the “Latest Company Balance Sheet Date”), any Liabilities, other than obligations of continued performance under Contracts and other Commitments entered into in the Ordinary Course of Business.  Except as described in Schedule 3.06, neither of the Companies nor any Subsidiary of the Companies has incurred any Liabilities since the Latest Company Balance Sheet Date, except Liabilities that have arisen after the date of the Latest Company Balance Sheets in the Ordinary Course of Business, none of which is a Liability for breach of Contract, breach of warranty, tort, infringement, litigation or violation of any Governmental Order, Permit or Law.

G.

Absence of Certain Changes

.  Except as set forth in Schedule 3.07, since the Latest Company Balance Sheet Date, each of the Companies and each Subsidiary of the Companies has conducted its activities and operations in all material respects only in the Ordinary Course of Business and, since such date, there has not been:

a)

any Material Adverse Effect with respect to the Companies or any Subsidiary of the Companies;

b)

any event that could reasonably be expected to prevent or materially delay the performance of Cornerstone’s obligations pursuant to this Agreement and the consummation of the Transaction by Cornerstone;

c)

any material change by either of the Companies or any Subsidiary of the Companies in its accounting methods, principles or practices;

d)

any declaration, setting aside or payment of any dividend or distribution in respect of the Companies Shares or the shares, securities or other ownership interests in any Subsidiary of the Companies or any redemption, purchase or other acquisition of any shares, securities or other ownership interests in the Companies or any Subsidiary of the Companies;

e)

except for changes in the Ordinary Course of the Business of the Companies or any Subsidiary of the Companies that affect only non-management employees of the Companies or any Subsidiary of the Companies, any increase in the compensation or benefits or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, share option (including the granting of share options, share appreciation rights, performance awards or restricted share awards), share purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any employees, officers, consultants or directors of the Companies or any Subsidiary of the Companies;

f)

any issuance or sale by the Companies or any Subsidiary of the Companies of any shares, stock, notes, bonds or other securities, or the entry by the Companies or any Subsidiary of the Companies into any Contract with respect thereto;

g)

any amendment to the Organizational Documents of the Companies or any Subsidiary of the Companies;

h)

other than in the Ordinary Course of Business, any (A) purchase, sale, assignment or transfer of any assets of the Companies or any Subsidiary of the Companies, or (B) waiver of any rights of value or cancellation or any debts or claims by the Companies or any Subsidiary of the Companies;

i)

any incurrence by the Companies or any Subsidiary of the Companies of any Liability, except for current Liabilities incurred in the Ordinary Course of Business;

j)

any incurrence by the Companies or any Subsidiary of the Companies of any Damage, destruction or similar loss, whether or not covered by insurance, affecting the business or properties of the Companies or any Subsidiary of the Companies;

k)

any entry by the Companies or any Subsidiary of the Companies into any transaction other than in the Ordinary Course of Business;

l)

any purchase by the Companies or any Subsidiary of the Companies of Inventory other than in the Ordinary Course of Business, or any material change in the nature, level and condition of Inventory;

m)

any write-downs or write-ups (or failures to write down or write up in accordance with HK GAAP of the value of any Inventory other than in the Ordinary Course of Business and in accordance with HK GAAP;

n)

any failure to maintain the assets of the Companies or any Subsidiary of the Companies in accordance with good business practice and in good operating condition and repair, reasonable wear and tear excepted;

o)

any significant personnel changes or employee turnover;

p)

any adverse change in the relations between the Companies or any Subsidiary of the Companies and any of their respective customers, clients and suppliers that has had, or could reasonably be expected to have, a Material Adverse Effect;

q)

any discharge or satisfaction of any Encumbrance, or payment of any material Liabilities, other than in the Ordinary Course of Business, or any failure to pay or discharge when due any Liabilities, the failure of which has caused or will cause any actual damage or risk of loss to the Companies or any Subsidiary of the Companies; or

r)

the entry by either of the Companies or any Subsidiary of the Companies in any Contract under which it is or will be obligated to do any of the foregoing.

H.

Litigation

.  Except as set forth in Schedule 3.08, there is no Action or claim pending or, to the Knowledge of the Companies or Cornerstone, threatened against the Companies or any Subsidiary of the Companies that could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect or materially interfere with Cornerstone’s ability to consummate the Transaction and, to the Knowledge of the Companies or Cornerstone, there are no existing facts or circumstances that could reasonably be expected to result in such an Action.  To the Knowledge of the Companies or Cornerstone, there are no facts or circumstances which could reasonably be expected to result in the denial of insurance coverage under policies issued to the Companies or any Subsidiary of the Companies in respect of any Action, except in any case as could not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to the Companies or any Subsidiary of the Companies.  There is no Action or claim pending or, to the Knowledge of the Companies or Cornerstone, threatened alleging any right of indemnification of the part of any director or officer of the Companies or any Subsidiary of the Companies, or any Affiliate of any such Person, as against the Companies or any Subsidiary of the Companies.  Neither of the Companies nor any Subsidiary of the Companies is subject to any outstanding Order which could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect or materially interfere with Cornerstone’s ability to consummate the Transaction.

I.

Compliance with Laws

.  Schedule 3.09 contains a complete and accurate list of all Permits that are held by the Companies or any Subsidiary of the Companies or that otherwise relate to the Business or to any of the assets owned or used by the Companies or any Subsidiary of the Companies.  The Permits listed in Schedule 3.09 constitute all of the Permits necessary to permit the Companies and the Subsidiaries of the Companies lawfully to conduct and operate their business in the manner in which they currently conduct and operate their respective businesses and to permit the Companies and the Subsidiaries of the Companies to own and use their assets in the manner in which they currently own and use such assets.  Except as set forth in Schedule 3.09, each of the Companies and each Subsidiary of the Companies is in full compliance with all of the terms and requirements of each Permit identified or required to be identified in Schedule 3.09.  Except as set forth in Schedule 3.09, each of the Companies and each Subsidiary of the Companies is, and has been, in full compliance with all Laws applicable to it or to the conduct or operation of its businesses or the ownership or use of any of its assets.  Except as set forth in Schedule 3.09, no investigation or review by any Governmental Entity with respect to the Companies or any Subsidiary of the Companies is pending or, to the Knowledge of the Companies or Cornerstone, threatened, nor has any Governmental Entity indicated an intention to conduct any such investigation or review.  Except as set forth in Schedule 3.09, neither of the Companies nor any Subsidiary of the Companies is in conflict in any respect with or in default or violation of any Order or Law, in either case affecting or relating to the Companies or any Subsidiary of the Companies.

J.

Environmental Matters

.  Except as set forth in Schedule 3.10,

a)

each of the Companies and each Subsidiary of the Companies is in compliance with all applicable Environmental Laws and all Environmental Permits;

b)

there has been no past noncompliance by the Companies or any Subsidiary of the Companies with Environmental Laws or Environmental Permits;

c)

neither of the Companies nor any Subsidiary of the Companies has released a Hazardous Material at, or transported a Hazardous Material to or from, any real property currently or formerly owned, leased or occupied by the Companies or any Subsidiary of the Companies in amounts that violate, or would require remediation under, any applicable Environmental Law;

d)

to the Knowledge of the Companies and Cornerstone, no Person has released Hazardous Material at, or transported a Hazardous Material to or from, any real property currently or formerly owned, leased or occupied by the Companies or any Subsidiary of the Companies in amounts that violate, or would require remediation under, any Environmental Law;

e)

neither Cornerstone, the Companies nor any Subsidiary of the Companies has received any notice, demand, suit or information request pursuant to any Environmental Law;

f)

none of the Properties, former properties or any property to which the Companies or any Subsidiary of the Companies has sent waste is listed on any regulatory list of contaminated properties, including any list prepared or maintained by any Governmental Entity in the HKSAR, PRC or any other foreign federal, state, provincial or local counterpart; and

g)

no environmental approvals, clearances or consents are required under applicable Law from any Governmental Entity in order for the Parties to consummate the Transaction contemplated hereby or for the Companies or any Subsidiary of the Companies to continue the Business after the Closing Date.

K.

Taxes

.

1.

All Tax Returns required to be filed in the HKSAR or any other part of the world by or on behalf of the Companies or any Subsidiary of the Companies or any predecessor Person of any of them, or any consolidated, combined, affiliated or unitary group of which the Companies or any Subsidiary of the Companies is or has ever been a member have been timely filed with the appropriate tax authorities or requests for extensions have been timely filed and any such extensions have been granted and have not expired.  Each such Tax Return was true, complete and correct.  All Taxes with respect to taxable periods or portions thereof covered by such Tax Returns (whether or not reflected on any Tax Return) and all other material Taxes (without regard to whether a Tax Return was or is required) for which the Companies or any Subsidiary of the Companies is otherwise liable that are due have been paid in full or, to the extent that payment of any such Taxes is not yet due, proper and adequate reserves reflecting such Taxes have been established on the Latest Company Balance Sheets in accordance with HK GAAP.

2.

All material Taxes due with respect to any completed and settled audit, investigation or enquiry with or by any taxing authority for which either of the Companies or any Subsidiary of the Companies is or might otherwise be liable have been paid in full.  There is no audit, investigation or enquiry pending with respect to any Taxes for which either of the Companies or any Subsidiary of the Companies is or might otherwise be liable and no taxing authority has given written notice of the commencement of any audit, investigation or enquiry with respect to any such Taxes.  To the Knowledge of the Companies or Cornerstone, no claim has ever been made by a Governmental Entity in a jurisdiction where the Companies or any Subsidiary of the Companies files Tax Returns that the Companies or any Subsidiary of the Companies is or may be subject to taxation.  No issue has arisen in any examination of the Companies or any Subsidiary of the Companies by any taxing authority that, if raised with respect to the same or substantially similar facts arising in any other Tax period not so examined, would result in a deficiency for such other period, if upheld.  Full provision has been made in the Company Financial Statements with respect to Taxes for which the Companies or any Subsidiary of the Companies may be held liable upon conclusion of any such audit, investigation or enquiry.

3.

No Person has released, forgiven, waived or otherwise extinguished, in whole or in part, any debt due from the Companies or any Subsidiary of the Companies in circumstances whereby the Companies or any Subsidiary of the Companies may be liable to pay Taxes in respect of the amount so released, forgiven, waived or otherwise extinguished.

4.

There is no Tax sharing Contract or any other Contract that will require any Tax or Tax indemnification payment by Companies or any Subsidiary of the Companies.  Neither of the Companies nor any Subsidiary of the Companies is or could be held liable for Taxes owed by any other Person.

5.

No Encumbrances for Taxes exist with respect to any of the assets or properties of the Companies or any Subsidiary of the Company.

6.

Each of the Companies and each Subsidiary of the Companies has timely withheld proper and accurate amounts from its employees, customers, shareholders and others from whom it is or was required to withhold Taxes in compliance in all material respects with the Inland Revenue Ordinance (Cap.112 of the Laws of the HKSAR) and all other applicable Laws and has timely paid all such withheld amounts to the appropriate taxing authorities.

7.

There are no outstanding commitments or waivers extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes of  the Companies or any Subsidiary of the Companies due for any taxable period.

8.

Neither of the Companies nor any Subsidiary of the Companies is a partner or a member of any partnership or joint venture, or any other Person classified as a partnership for any Tax purposes whether in the HKSAR or any other part of the world.

9.

All documents in the possession or under the control of and used or relied upon by either of the Companies or any Subsidiary of the Companies and which attract stamp duties or other similar Taxes in the HKSAR, the PRC or any other part of the world have been properly adjudicated and all necessary Taxes paid thereon.

10.

Neither of the Companies nor any Subsidiary of the Companies is, or has at any time been, liable to pay any interest on any unpaid Tax or any other penalty relating to Tax.

L.

Employee Benefit  Matters

.

1.

Schedule 3.12 lists each Benefit Plan maintained, sponsored or contributed to or required to be contributed to by the Companies or any Subsidiary of the Companies, whether or not in compliance with the Mandatory Provident Fund Schemes Ordinance (Cap. 485 of the Laws of the HKSAR) or other relevant Laws.  With respect to each Benefit Plan, Cornerstone has delivered or made available to Grand a true, complete and correct copy of (i) such Benefit Plan (or, if not written, a written summary of its material terms) and the most recent summary plan description, if any, related to such Benefit Plan, (ii) each trust Contract or other funding Contract, if any, relating to such Benefit Plan, and (iii) the most recent actuarial report or financial statement, if any, relating to such Benefit Plan.  Neither of the Companies nor any Subsidiary of the Companies nor, to the Knowledge of the Companies or Cornerstone, any other Person, has any express or implied commitment, whether legally enforceable or not, to modify, change or terminate any Benefit Plan of the Companies or any Subsidiary of the Companies, other than with respect to a modification, change or termination required by any Law.

2.

Each Benefit Plan of the Companies or any Subsidiary of the Company has been administered in all material respects in accordance with its terms and all applicable Laws, and all contributions required to be made under the terms of any of the Benefit Plans of the Companies and each Subsidiary of the Company as of the Latest Company Balance Sheet Date have been timely made or, if not yet due, have been properly reflected on the Latest Company Balance Sheets.  With respect to the Benefit Plans of the Companies or any Subsidiary of the Companies, no event has occurred and, to the Knowledge of the Companies or Cornerstone, there exists no condition or set of circumstances in connection with which the Companies or any Subsidiary of the Companies could be subject to any Liability (other than for routine benefit Liabilities) under the terms of, or with respect to, such Benefit Plans or any applicable Law.

3.

Each Benefit Plan of the Companies and any Subsidiary of the Companies not required by Law to be maintained can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without material Liability (other than (A) Liability for ordinary administrative expenses typically incurred in a termination event or (B) Liability for the accrued benefits as of the date of such termination to the extent that either there are sufficient assets set aside in a trust or insurance Contract to satisfy such Liability or such Liability is reflected on the Latest Company Balance Sheets.  No suit, administrative proceeding, action or other litigation has been brought or, to the Knowledge of the Companies or Cornerstone, is threatened, against or with respect to any such Benefit Plan, including any audit or inquiry by any Governmental Entity.

4.

No Benefit Plan of the Companies or any Subsidiary of the Companies provides any retiree or post-employment benefits to any Person: medical, disability or life insurance benefits.

M.

Labor and Employment Matters

.

1.

Schedule 3.13(a) contains a true and correct list of all directors, officers, full-time employees (listed by job classification), and consultants of each of the Companies and each Subsidiary of the Companies as of the date hereof and a description of the rate and nature of all compensation payable by each of the Companies or any Subsidiary of the Companies to each such Person.  Schedule 3.13(a) also contains a list of any Contracts (whether oral or written) with any such Person and a description of all existing severance, accrued vacation obligations or retiree benefits of any current or former director, officer, employee or consultant of each of the Companies or any Subsidiary of the Companies.  Except as set forth in Schedule 3.13(a), the employment or consulting arrangement of all such Persons is terminable at will.

2.

Except as set forth in Schedule 3.13(b):

a)

Neither of the Companies nor any Subsidiary of the Companies is a party to any Contract with any trade union, labor organization or other representative of its employees;

b)

there is no unfair labor practice charge or complaint pending or, to the Knowledge of the Companies or Cornerstone, threatened against the Companies or any Subsidiary of the Companies;

c)

neither of the Companies nor any Subsidiary of the Companies has experienced any labor strike, slowdown, work stoppage or similar labor controversy within the past three (3) years;

d)

no labor union representation question has been raised respecting the employees of the Companies or any Subsidiary of the Companies working within the past three (3) years, nor, to the Knowledge of the Companies or Cornerstone, are there any campaigns being conducted to solicit authorization from employees of the Companies or any Subsidiary of the Companies to be represented by any labor organization;

e)

no claim before any Governmental Authority brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of the employees of the Companies or any Subsidiary of the Companies, is pending or, to the Knowledge of the Companies or Cornerstone, threatened against the Companies or any Subsidiary of the Companies;

f)

neither of the Companies nor any Subsidiary of the Companies is a party to, or otherwise bound by, any Order relating to its employees or employment practices; and

g)

each of the Companies and each Subsidiary of the Companies has paid in full to all of its employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees.

3.

Except as set forth in Schedule 3.13(c), neither Cornerstone, the Companies nor any Subsidiary of the Companies has made any written or, to the Knowledge of the Companies or Cornerstone, oral Contract with or promise to any employee, officer or consultant regarding continued employment by Grand, the Companies or any Subsidiary of the Companies after the Closing Date.

N.

Product Defects; Warranties

.  Schedule 3.14 includes copies of the standard terms and conditions of sale used by the Companies or any Subsidiary of the Companies containing applicable guaranty, warranty and indemnity provisions and describes any terms and conditions which materially deviate from standard terms.  Except as disclosed on Schedule 3.14: (i) each product manufactured, sold or delivered by the Companies or any Subsidiary of the Companies has been in conformity with all applicable contractual commitments and all express and implied warranties, conditions and other terms, and (ii) neither of the Companies nor any Subsidiary of the Companies has any material Liability (and there is no pending or, the Knowledge of the Companies or Cornerstone, threatened claim against the Companies or any Subsidiary of the Companies that could reasonably be expected to give rise to any material Liability) for replacement or repair thereof or other damages in connection therewith.  No product manufactured, sold or delivered by the Companies or any Subsidiary of the Companies is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms, conditions of sale or as may be imposed by Law.

O.

Real Property Owned or Leased; Title to Assets

.

1.

Schedule 3.15(a) lists all real property owned by the Companies or any Subsidiary of the Companies, including the owner of such real property.  The relevant Company or Subsidiary of the Company identified on Schedule 3.15(a) has good and marketable title to all of the real property listed on Schedule 3.15(a), and the buildings and other improvements thereon, and all fixtures and other appurtenances thereto (collectively, the “Real Property”), free and clear of any Encumbrance, except for Permitted Encumbrances.  None of the improvements erected on the Real Property encroach on adjoining property.  None of the properties constituting the Real Property are located in an area subject to flooding.  No proceeding is pending or, to the Knowledge of the Companies or Cornerstone, threatened for the taking or condemnation of all or any portion of the Real Property.  The Real Property is all of the real property owned by the Companies or any Subsidiary of the Companies.  No Person other than the Companies or any Subsidiary of the Companies has any oral or written right to lease, sublease or otherwise occupy any portion of the Real Property.  No brokerage or other sales commission is or will be due and payable with respect to the Real Property.

2.

The tenancy Contracts listed on Schedule 3.15(b) are all of the tenancy Contracts under which the Companies or any Subsidiary of the Companies is a tenant (or subtenant) of any real property or interest therein (collectively, the “Real Property Tenancies”).  No proceeding is pending or, to the Knowledge of the Companies or Cornerstone, threatened for the taking or condemnation of all or any portion of the property let under the Real Property Tenancies.  There is no brokerage commission or finder’s fee due from the Companies or any Subsidiary of the Companies or Cornerstone and unpaid with regard to any of the Real Property Tenancies, or which will become due any time in the future with regard to any Real Property Tenancy.

3.

Except as set forth on Schedule 3.15(c), there are no unrecorded Encumbrances of any kind which encumber the Real Property, or any part thereof.

4.

Except as set forth on Schedule 3.15(d), there are no easements, rights of way or licenses which are not in full force and effect that are necessary for the operation of any of the parcels constituting the Real Property or the premises demised under the Real Property Tenancies and all such easements, rights of way and licenses listed on Schedule 3.15(d) are in full force and effect.

5.

Except as set forth on Schedule 3.15(e), the Real Property or the premises demised under the Real Property Tenancies and any other properties and assets owned, leased or used by the Companies or any Subsidiary of the Companies in the operation of the Real Property or the premises demised under the Real Property Tenancies, including without limitation, the walls, ceilings and other structural elements of any improvements erected on any part of the Real Property or the properties demised under the Real Property Tenancies and the building systems such as heating, plumbing, ventilation, air conditioning and electric, are adequate and sufficient for the current operations of the Companies or any Subsidiary of the Companies, and such properties now being used by either of the Companies or any Subsidiary of the Companies in its business and operations, whether leased or owned, are in good working order, repair and operating condition, are, to the Knowledge of the Companies or Cornerstone, without any known structural defects.

6.

Except as set forth on Schedule 3.15(f), each of the Companies or a Subsidiary of the Companies has good and marketable title to all tangible personal property shown as owned by such Company or Subsidiary of the Companies in its Books and Records, including without limitation, all the properties and assets reflected on the Latest Company Balance Sheets and all properties and assets purchased by and delivered to it since the Latest Company Balance Sheet Date (except for properties and assets sold or disposed of since the Latest Company Balance Sheet Date in the Ordinary Course of Business) free and clear of any Encumbrances of any kind (including, without limitation, to the Knowledge of the Companies or Cornerstone, any claim that the acquisition of such property by the Companies or any Subsidiary of the Companies constitutes a fraudulent conveyance).  The personal properties and assets owned or leased by either of the Companies or any Subsidiary of the Companies are adequate and sufficient for the current operations of such Company or any Subsidiary of the Companies, and such properties now being used by such Companies or Subsidiary of the Companies in its business and operations, whether leased or owned, are in good working order and have been maintained in accordance with generally accepted industry practices.  The Companies or a Subsidiary of the Companies has acquired the property listed on Schedule 3.15(f) (the “Significant Equipment”) directly from the manufacturer thereof or from the dealer of goods of that kind, in a transaction in the Ordinary Course of Business.

7.

Each of the Companies and each Subsidiary of the Companies has the right of ingress and egress, through a public road or street, to and from each of the parcels comprising the Real Property and each of the properties demised under the Real Property Tenancies so far as the same relates to such Company or Subsidiary of the Companies.  No utility easement or right of way that services any portion of the Real Property or any of the properties demised under the Real Property Tenancies may be terminated by the owner or mortgagee of any property through which any such easement or right of way runs.

P.

Sufficiency and Condition of Assets

.

1.

The properties, assets, buildings, plants, structures, equipment and rights owned, licensed or leased by the Companies and the Subsidiaries of the Companies constitute all properties (whether real or personal or tangible or intangible), assets and rights necessary for each of the Companies or any Subsidiary of the Companies to conduct its business after the Closing as it is presently being conducted and as it will be conducted and as it is planned to be conducted on the Closing Date.

2.

Except as set forth in Schedule 3.16(b), each of the Companies or a Subsidiary of the Companies has good and marketable title to, or a valid leasehold interest in, all of its personal property, free and clear of all Encumbrances, other than Permitted Encumbrances, and no Affiliate of Cornerstone other than the Companies or any Subsidiary of the Companies has any interest in any of such properties, assets, buildings, plants, structures, equipment or rights.  The facilities and equipment owned or leased by the Companies or any Subsidiary of the Companies are in good operating condition and repair and, to the Knowledge of the Companies and Cornerstone, are free from any material defects, reasonable wear and tear excepted, are not unsafe or dangerous and are suitable for the uses for which they are being used and are performing the functions for which they were intended.

Q.

Material Company Contracts

.

1.

Schedule 3.17(a) lists each of the following Contracts, whether or not in written form, to which either of the Companies or any Subsidiary of the Companies is a party or subject or by which it is bound (the “Material Company Contracts”):

a)

any Contract with any of the customers and suppliers of the Companies or any Subsidiaries of the Companies listed in Schedules 3.17(a) and 3.17(b), and any other Contract with any other customer or supplier of any the Companies or any Subsidiary of the Companies that contains non-standard payment terms;

b)

any continuing Contract for management or consulting services, services of independent contractors, the purchase of materials, supplies, equipment or services involving in the case of any such Contract more than HK$666,000 over the life of the Contract;

c)

any distributor reseller, dealer, manufacturer’s representative, sales agency, advertising agency, finder’s, manufacturing or assembly Contract;

d)

any Contract that expires more than one year after the date of this Agreement or any Contract that may be renewed at the option of any Person other than the Companies or a Subsidiary of the Companies so as to expire more than one year after the date of this Agreement;

e)

any trust indenture, mortgage, promissory note, loan Contract or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with HK GAAP, in each case in excess of HK$666,000;

f)

any Contract for capital expenditures in excess of HK$666,000 individually or, taken together with other such Contracts, in the aggregate;

g)

any Contract for the sale of any capital asset;

h)

any Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would prohibit or restrict the Companies or any Subsidiary of the Companies from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity, or any Contract that may be terminable by the other party thereto as a result of Grand’s status as a competitor of any party to such Contract;

i)

any Contract pursuant to which the Companies or a Subsidiary of the Companies is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property, pursuant to which payments in excess of HK$666,000 remain outstanding;

j)

any Contract with an Affiliate of Cornerstone other than the Companies or any Subsidiary of the Companies;

k)

any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar Commitment with respect to, the Liabilities (whether accrued, absolute, contingent or otherwise) of any other Person, other than customary customer Contracts made in the Ordinary Course of Business;

l)

any employment Contract, arrangement or policy (including any collective bargaining Contract or trade union Contract) which may not be immediately terminated without financial notifications or penalty;

m)

any Contract providing for or concerning a strategic alliance, joint venture or partnership with any other Person;

n)

any Contract under which a license, sublicense, consent or permission of any kind has been granted by or to any other Person for the use of Company Intellectual Property;

o)

any Contract providing for the development of any products, software or Intellectual Property or the delivery of any services by, for or with any other Person; or

p)

any Contract that is otherwise material and is not described in any of the categories specified in this Section 3.17(a) other than Contracts (a) that have been entered into in the Ordinary Course of Business or (b) that involve less than HK$666,000 over the life of the Contract.

2.

Except as set forth in Schedule 3.17(b), (i) all Contracts to which either of the Companies or any Subsidiary of the Companies is a party were entered into in the Ordinary Course of Business, (ii) each Contract is in full force and effect and is legal, valid, and, except for term sheets or open bids, binding and enforceable against the relevant Company or Subsidiary of the Companies in accordance with its terms; (iii)  each of the Companies and each Subsidiary of the Companies has materially performed the obligations required to be performed by it to date and is not (with or without the giving of notice or the lapse of time or both) in material breach or default or alleged to be in breach or default under any Material Company Contract and, to the Knowledge of the Companies or Cornerstone, the other parties thereto have complied in all material respects thereunder and are not in breach or default thereof; and (iv) to the Knowledge of the Companies or Cornerstone, no event has occurred or circumstance exists that (with or without the giving of notice or lapse of time or both) may contravene, conflict with or result in a material violation or breach of or give the Companies, any Subsidiary of the Companies or other Person the right to declare a default or exercise any remedy under or to accelerate the maturity of or to cancel, terminate or modify, any Material Company Contract.  There are no renegotiations of, attempts or requests to renegotiate or outstanding rights to renegotiate any Material Company Contracts with any Person.

3.

Cornerstone has previously delivered to Grand true and complete copies of all Material Company Contracts that have been reduced to writing and true and correct summaries of any Material Company Contracts that have not been reduced to writing.  Except as set forth in Schedule 3.17(c), (i) there are no change of control or similar provisions or any obligations arising under any Contract which are created, accelerated or triggered by the execution, delivery or performance of this Agreement or the Transaction Documents or the consummation of the Transaction, and (ii) the Transaction will not (A) require the Consent from or the giving of notice to any Person, permit any Person to terminate or accelerate vesting, grant any repayment or repurchase rights to any Person, or create any other detriment under the terms, conditions or provisions of any Material Company Contract.  To the Knowledge of the Companies and Cornerstone, none of the parties to any Material Company Contract intends to terminate or alter the provisions thereof by reason of the Transaction or otherwise.  Except as set forth in Schedule 3.17(c), neither of the Companies nor any Subsidiary of the Companies has, to the Knowledge of the Companies or Cornerstone, waived any right under any Material Company Contract, amended or extended any Material Company Contract or failed to renew, or received notice of termination or failure to renew with respect to, any Material Company Contract.

4.

No offer, tender or the like is outstanding which is capable of being converted by an acceptance or other act of some other Person into a Material Company Contract to which either of the Companies or any Subsidiary of the Companies would become a party.

R.

Insurance

.

1.

Schedule 3.18(a)  contains a true and complete list of all insurance policies to which either of the Companies or any Subsidiary of the Companies is a party or which provides coverage to or for the benefit of or with respect to the Companies or any Subsidiary of the Companies or any director, officer or employee of the Companies or any Subsidiary of the Companies (the “Insurance Policies”), indicating in each case the type of coverage, name of the insured, the insurer, the premium, the expiration date of each policy and the amount of coverage.  Each of the Companies or a Subsidiary of the Companies has received binders for all the Insurance Policies and Cornerstone agrees to deliver to Grand true and complete copies of such Insurance Policies prior to the Closing.

2.

Except as set forth in Schedule 3.18(b), the Insurance Policies: (i) are in full force and effect and will not lapse or terminate by reason of the execution, delivery or performance of this Agreement or consummation of the Transaction; (ii) insure the Companies or any Subsidiary of the Companies in reasonably sufficient amounts against all risks usually insured against by Persons operating similar businesses or properties in the localities where such businesses or properties are located and (iii) are sufficient for compliance with all requirements of Laws, Permits, and Material Company Contracts.  Each of the Companies or a Subsidiary of the Companies is current in all premiums or other payments due thereunder and has otherwise performed all of its obligations under each Insurance Policy.  The Companies and the Subsidiaries of the Companies have given timely notice to the relevant insurer of all claims that may be insured thereby.  No Insurance Policy provides for any retrospective premium adjustment or other experience-based Liability on the part of the Companies or any Subsidiary of the Companies.

3.

Neither of the Companies nor any Subsidiary of the Companies has received (i) any refusal of coverage or any notice that a defense will be afforded with reservation of rights or (ii) any notice of cancellation or any other indication that any Insurance Policy is no longer in full force or effect or will not be renewed or that the issuer of any policy is not willing or able to perform its obligations thereunder.

S.

Intellectual Property

.

1.

Schedule 3.19(a) contains a true and complete list of (i) all Registered Intellectual Property comprising a part of the Company Intellectual Property and (ii) all other material Company Intellectual Property, in each case broken down by Company-Owned Intellectual Property and Company-Licensed Intellectual Property, and, with respect to all Company Intellectual Property includes details of all due dates for further filings, maintenance and other payments or other actions falling due in respect of the Company Intellectual Property and the current status of the corresponding registrations, filings, applications and payments.  All of the registrations and applications arising from or relating to the Company Intellectual Property are and remain valid and subsisting, in good standing, and have not been assigned.  All fees, payments and filings due as of the date hereof have been duly made, and the due dates specified in Schedule 3.19(a) are accurate and complete in all material respects.  None of the registrations and applications relating to the Company Intellectual Property are, to the Knowledge of the Companies or Cornerstone, invalid or unenforceable.  Cornerstone has delivered to Grand correct and complete copies of all of the registrations and applications relating to the Company Intellectual Property, and has made available for review correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each of the foregoing.

2.

The Company Intellectual Property consists solely of items and rights which are: (i) Company-Owned Intellectual Property; (ii) Company-Licensed Intellectual Property or (ii) in the public domain.  The parties and date of each License Agreement relating to the Company-Licensed Intellectual Property, other than commercially available intellectual property licensed pursuant to mass-market licenses, are set forth in Schedule 3.19(b).  The Companies or the Subsidiaries of the Companies have all rights in the Company Intellectual Property necessary and sufficient to carry out the current activities of and proposed activities of the Companies and the Subsidiaries of the Companies (and have all rights necessary to carry out their former activities at the time such activities were being conducted), including and to the extent required to carry out such activities, rights to make, use, reproduce, modify, adapt, create derivative works based on, translate, distribute (directly and indirectly), transmit, display and perform publicly, license, rent and lease and, as applicable, assign and sell, the Company Intellectual Property.  Cornerstone has delivered to Grand correct and complete copies of all material License Agreements, and, as applicable, has made available for review correct and complete copies of all other written documentation evidencing that the Companies and the Subsidiaries of the Companies has the necessary and sufficient rights in each of the foregoing.

3.

The continued operation of the business of the Companies and the Subsidiaries of the Companies, as presently conducted, does not infringe upon or misappropriate any Intellectual Property or Moral Rights of any Person anywhere in the world, except that, with respect to Company Licensed Intellectual Property, such representation is limited to the Knowledge of the Companies and Cornerstone.  No claim (i) challenging the validity, effectiveness or ownership by the Companies or a Subsidiary of the Companies of any of the Company Intellectual Property, or (ii) to the effect that the use, distribution, licensing, sublicensing, sale or any other exercise of rights in any product, service, work, technology or process as now used or offered or proposed for use, licensing, sublicensing, sale or other manner of commercial exploitation by the Companies or a Subsidiary of the Companies infringes or will infringe any intellectual property rights or Moral Rights of any Person has been received by the Companies or any Subsidiary of the Companies nor, to the Knowledge of the Companies and Cornerstone, has any such claim been threatened by any Person or is there any valid basis for the existence of any such claim.  To the Knowledge of the Companies and Cornerstone, there is not, and has not been, any unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any Person.

4.

Each of the Companies or a Subsidiary of the Companies owns all Intellectual Property developed by any of their current and former employees and independent contractors during the periods of their respective employments or within the scope of their respective contracting or consulting relationships, as the case may be, with the Companies or any Subsidiary of the Companies.  No employee or former employee or independent contractor of the Companies or any Subsidiary of the Companies has any claim with respect to any Company Intellectual Property.

5.

Subject to receipt of any required consent of the licensor of any Licensed Company Intellectual Property, neither of the Companies nor any Subsidiary of the Companies is, nor, as a result of the execution or delivery of this Agreement or performance of Cornerstone’s obligations hereunder, will either of the Companies or a Subsidiary of the Companies be, in violation of any License Agreement relating to Company Intellectual Property to which either of the Companies or a Subsidiary of the Companies is a party or by which any of them is otherwise bound, nor will execution or delivery of this Agreement, or performance of the obligations of Cornerstone hereunder, cause the diminution, termination or forfeiture of any Company Intellectual Property or any rights therein or thereto.  Each of the Companies and each Subsidiary of the Companies has complied with all privacy Laws with respect to the Company Intellectual Property, as well as with other Laws, applicable to the Company Intellectual Property and its use in the course of the Business, including those governing intellectual property rights.  Neither of the Companies nor any Subsidiary of the Companies has included or caused to be included in the Company Intellectual Property any material that was wrongful or unlawful to include therein nor, to the Knowledge of the Companies or Cornerstone, has any other Person done so.

6.

Schedule 3.19(f) contains a true and complete list of all of the computer software programs, products and services of the Companies and the Subsidiaries of the Companies included in the Company Intellectual Property (the “Company Software Programs”), other than commercially available software licensed pursuant to mass-market licenses.  Except with respect to third party software or technology licensed by the Companies or a Subsidiary of the Companies (to which the Companies or a Subsidiary of the Companies holds appropriate and valid licenses providing the Companies or a Subsidiary of the Companies with the rights necessary to conduct its business as presently conducted or as anticipated to be conducted), each of the Companies or a Subsidiary of the Companies owns full and unencumbered right and good, valid and marketable title to such Company Software Programs free and clear of all Encumbrances.

7.

The Company Intellectual Property is free and clear of any and all Encumbrances of any kind and, to the Knowledge of the Companies and Cornerstone, there are no facts or circumstances that are likely to interfere with the quiet use and enjoyment by Grand, the Companies or any Subsidiary of the Companies of the Company Intellectual Property following consummation of the Transaction contemplated hereby.

8.

Except as set forth in Schedule 3.19(h), neither of the Companies nor any Subsidiary of the Companies owes royalties or other payments to third parties in respect of Company Intellectual Property.  All royalties or other payments set forth in Schedule 3.19(h) that have shall have become payable prior to the Closing Date shall have been paid as of that date.  Neither of the Companies nor any Subsidiary of the Companies will owe any such payments or any additional payments as a result of the consummation of the Transaction contemplated hereby.

9.

The Companies and the Subsidiaries of the Companies have used their commercially reasonable efforts to regularly scan the Company Software Programs with suitable virus detection software.  To the Knowledge of the Companies or Cornerstone, the Company Software Programs contain no “viruses.”   For the purposes of this Agreement, “virus” means any computer code intentionally designed to disrupt, disable or harm in any manner the operation of any software or hardware.

10.

The Companies and the Subsidiaries of the Companies have taken all reasonable steps, in accordance with normal industry practice, to (i) preserve and maintain complete notes and records relating to Company Intellectual Property to cause the same to be readily understood, identified and available, and (ii) to protect the secrecy, confidentiality, and value of all trade secrets included in the Company Intellectual Property.  Neither of the Companies nor any Subsidiary of the Companies (or, to the Knowledge of the Companies or Cornerstone, any other Person) has taken any action or, to the Knowledge of the Companies or Cornerstone, failed to take any action that directly or indirectly caused any of the Company-Owned Intellectual Property to enter the public domain or in any way adversely affect its value to Grand, the Companies or any Subsidiary of the Companies or their absolute ownership thereof.

T.

Customers and Suppliers

.

1.

Schedule 3.20(a) sets forth a list of the 10 most significant customers of the Companies and the Subsidiaries of the Companies taken as a whole in terms of combined revenues of the Companies and the Subsidiaries of the Companies during the nine month period ended September 30, 2005, showing the approximate total revenues of the Companies and the Subsidiaries of the Companies from each customer during the period then ended.  Except to the extent set forth in Schedule 3.20(a), to the Knowledge of the Companies or Cornerstone, none of the customers of the Companies or of any Subsidiary of the Companies has ceased, or intends to cease, to use the products, equipment, goods or services of the Companies or any Subsidiary of the Companies, or has substantially reduced or will substantially reduce, the use of such products, equipment, goods or services at any time.

2.

Schedule 3.20(b) sets forth a list of the 10 most significant suppliers of raw materials, supplies, merchandise or other goods to the Companies and the Subsidiaries of the Companies taken as a whole in terms of purchases for the nine month period ended September 30, 2005, showing the amount which the Companies and the Subsidiaries of the Companies paid to each such significant supplier during such period.  Except as disclosed in Schedule 3.19(b), to the Knowledge of the Companies or Cornerstone, none of such suppliers listed in such Schedule has ceased, or intends to cease, to sell raw materials, supplies, merchandise and other goods to the Companies or any Subsidiary of the Companies on substantially the same terms and conditions as those used in its current sales to the Companies or any Subsidiary of the Companies, subject only to general and customary price increases.

U.

Bank Accounts; Powers of Attorney

.  Schedule 3.21 sets forth a true and complete list of:  (i) the names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Companies and the Subsidiaries of the Companies maintain accounts of any nature and the location of all lockboxes and safe deposit boxes of the Companies and the Subsidiaries of the Companies, (ii) the names of all Persons authorized to draw thereon or make withdrawals therefrom or have access thereto and (iii) the names of all Persons holding general or special powers of attorney from the Companies or any Subsidiary of the Companies.

V.

Transactions with Affiliates

.

1.

Except as set forth in Schedule 3.22(a), during the past two years no Affiliate of the Companies or any Subsidiary of the Companies, other than the Companies or any Subsidiary of the Companies, has (i)  had any interest in any property (whether real, personal, or mixed and whether tangible or intangible), used in or pertaining to the business of the Companies or any Subsidiary of the Companies or (ii)  owned of record or beneficially an equity interest, or any other financial or profit interest, in a Person that has (x) had business dealings or a material financial interest in any transaction with the Companies or a Subsidiary of the Companies or (y) engaged in competition with the Companies or any Subsidiary of the Companies.

2.

Except as set forth in Schedule 3.22(b), no Affiliate of the Companies or any Subsidiary of the Companies, other than the Companies and the Subsidiaries of the Companies, is a party to any Contract with, or has any claim or right against, the Companies or any Subsidiary of the Companies.

3.

All property (whether real, personal, or mixed and whether tangible or intangible) sold, transferred or otherwise disposed of at any time by or to the Companies or any Subsidiary of the Companies, the transferor or transferee being Cornerstone or an Affiliate of Cornerstone, was sold, transferred or otherwise disposed of at such value as was equivalent to the fair market value of such property at the time of the sale, transfer or disposal, such fair market value having been recorded in the Books and Records of the Companies or the Subsidiaries of the Companies.

W.

Brokers or Finders

.  Neither Cornerstone, the Companies nor any Subsidiary of the Companies, nor any of their respective Representatives, has incurred any Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the negotiation, preparation, delivery or execution of this Agreement or the consummation of the Transaction, nor is there any basis, to the Knowledge of the Companies or Cornerstone, for any such fee, commission or similar payment to be claimed by any Person.

X.

Books and Records

.  The books and records of account, minute books, statutory registers, stock record books, and other records of each of the Companies and each Subsidiary of the Companies, all of which have been made available to Grand, are complete and correct in all material respects and have been maintained in accordance with sound business practices and applicable Law.  The minute books of each of the Companies and each Subsidiary of the Companies contain accurate and complete records of all meetings held of, and corporate action taken by, the shareholders, the boards of directors, and committees of the board of directors of each of the Companies or any Subsidiary of the Companies, and no meeting of any such shareholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books.  At the Closing, all of those books, registers and records will be in the possession of either of the Companies or a Subsidiary of the Companies.

Y.

Privacy

.  Each of the Companies and each Subsidiary of the Companies is, and has always been, in compliance with its then-current privacy policy, including those posted on the web site(s) of each of the Companies or any Subsidiary of the Companies.  Each of the Companies and each Subsidiary of the Companies has conducted its business and maintained its data at all times in accordance with the Personal Data (Privacy) Ordinance (Cap. 486 of the Laws of the HKSAR) and other applicable Laws including, but not limited to, those relating to the use of information collected from or about consumers.  Each of the Companies and each Subsidiary of the Companies is, and has always been, in compliance with its customers’ privacy policies, when required to do so by Contract.

Z.

Accounts Receivable

.  Except to the extent of the amount of the reserve for doubtful accounts reflected in the Latest Company Balance Sheets or as set forth in Schedule 3.26, all Accounts Receivable of each of the Companies and the Subsidiaries of the Company reflected therein and all Accounts Receivable that have arisen since the Latest Balance Sheet Date (except Accounts Receivable that have been collected since such date) are valid and enforceable claims, and constitute bona fide Accounts Receivable resulting from the sale of goods and services in the Ordinary Course of Business.  To the Knowledge of the Companies and Cornerstone, the Accounts Receivable are subject to no valid defense, offsets, returns, allowances or credits of any kind, and are fully collectible within one hundred and twenty (120) days from their due date, except to the extent of the amount of the reserve for doubtful accounts reflected in the Latest Company Balance Sheets.  Except for the Accounts Receivable or as set forth on Schedule 3.26, none of the Companies nor any Subsidiary of the Companies has  made any loan or advance to any Person.

AA.

Inventory

.  Except as set forth on Schedule 3.27, the Companies and the Subsidiaries of the Companies have good and marketable title to their respective Inventory free and clear of all Encumbrances.  None of the Inventory reflected on the Latest Company Balance Sheets includes items that are required to be reserved against in accordance with GAAS.  All such Inventory is in good and merchantable condition, is suitable and usable for the purposes for which it is intended and is in a condition such that it can be sold in the Ordinary Course of Business.  The  Inventory of the Companies and of each Subsidiary of the Companies is valued on the Books and Records of the Companies or the Subsidiaries of the Companies at the lower of cost or net realizable value.

BB.

Business Activity Restriction

.  Except as set forth in Schedule 3.28: (i) there is no non-competition or other similar Contract, Commitment or Order to which the Companies or any Subsidiary of the Companies or any of their respective Affiliates is a party or subject that has or could reasonably be expected to have the effect of prohibiting or impairing the conduct of the Business of the Companies or any Subsidiary of the Companies; (ii) neither of the Companies nor any Subsidiary of the Companies has entered into any Contract under which either of the Companies or any Subsidiary of the Companies is restricted from selling, licensing or otherwise distributing any of its products to customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market or line of business; and (iii) no Affiliate of the Companies or any Subsidiary of the Companies is a party to any Contract, which, by virtue of such Person’s relationship with the Companies or any Subsidiary of the Companies, restricts the Companies or any Subsidiary of the Companies from, directly or indirectly, engaging in the Business.

CC.

No Significant Items Excluded

.  The Companies and the Subsidiaries of the Companies possess all assets, properties, Contracts, Permits or other items that are of material importance to the ongoing operation of their Business in substantially the same manner in which the Business has been conducted by prior to the date of this Agreement.

DD.

Certain Business Practices

.  Neither of the Companies nor any Subsidiary of the Companies, nor any Affiliate or, to the Knowledge of the Companies or Cornerstone, Representative (in their capacities as such) of any of them has: (i) made or provided any unlawful contributions, gifts, entertainment or other unlawful benefits relating to political activity; or (ii) made any other payment in violation of applicable Laws.

EE.

Export Control and Related Matters

.

1.

The Companies and the Subsidiaries of the Companies are in compliance in all material respects with all applicable Laws regulating the importation and exportation of goods, services, technology and information.

2.

Neither of the Companies nor any Subsidiary of the Companies has participated directly or indirectly in any boycotts or other similar practices in violation of the Anti-Boycott Regulations of the United States Department of Commerce or Section 999 of the United States Internal Revenue.

3.

Neither of the Companies nor any Subsidiary of the Companies has applied for or received any grant or other financial assistance from any Governmental Entity.

FF.

Disclosure

.  No representation or warranty by the Companies or Cornerstone in this Agreement and no statement contained in any document or other writing furnished or to be furnished to Grand or its Representatives pursuant to the provisions hereof contains or will contain any untrue statement of fact or omits or will omit to state any fact necessary in order to make the statements made herein or therein not misleading.  All copies of Contracts and all other documents delivered to Grand or its Representatives pursuant hereto are true, complete and accurate.  There has been no event or transaction (other than the Transaction contemplated hereby and the matters related thereto) which has occurred, nor are there facts and circumstances (other than events, facts and circumstances relating to economic conditions of general public knowledge) which could reasonably be expected to result in a Material Adverse Effect with respect to the Companies or any Subsidiary of the Companies or which could reasonably be expected to prevent or impair the ability of the Companies or any Subsidiary of the Companies, after the Closing, to carry on the Business in the same manner as it is presently being conducted.

IV.

REPRESENTATIONS AND WARRANTIES OF CORNERSTONE

Cornerstone hereby represents and warrants to Grand as follows:

A.

Organization and Authority

.

1.

Cornerstone is a corporation duly incorporated and validly existing under the Laws of the British Virgin Islands and has all requisite corporate power and authority to conduct its business in the manner in which it is presently being conducted and to own, operate and lease its property.  Cornerstone is duly qualified or licensed to do business and, if and as applicable, is in good standing, in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified and licensed or to have such power and authority would not prevent the consummation of the Transaction by Cornerstone. True and complete copies of the Organizational Documents, as amended to date, of Cornerstone have previously been delivered or made available to Grand.  Cornerstone is not in violation of any of the provisions of its Organizational Documents.

B.

Winding-up, etc.

  No order has been made, petition presented or resolution passed for the winding up of Cornerstone and no meeting has been convened for the purpose of winding up Cornerstone. Cornerstone has not been party to any transaction which could be avoided in a winding up. No steps have been taken for the appointment of a receiver of all or any part of the assets of Cornerstone. Cornerstone has not made or proposed any arrangement or composition with its creditors or any class of its creditors.  Cornerstone is not insolvent or unable to pay its debts as the same fall due.

C.

Due Authorization; Enforceability

.  The execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transaction by Cornerstone have been duly authorized by all necessary or appropriate corporate action and no other corporate proceedings are necessary to authorize this Agreement or the Transaction Documents or to consummate the Transaction.  This Agreement and the other Transaction Documents have been or will be duly executed and delivered by Cornerstone and, assuming the due authorization, execution and delivery by the other parties hereto or thereto, each of this Agreement and the Transaction Documents constitutes a legal, valid and binding obligation of and Cornerstone, enforceable against Cornerstone in accordance with its terms, subject to the Bankruptcy Exception.

D.

No Violation; No Consents

.  Except as set forth on Schedule 4.04, neither the execution, delivery or performance of this Agreement or the other Transaction Documents by Cornerstone, nor the consummation by Cornerstone of the Transaction, will, directly or indirectly, with or without the giving of notice or lapse of time or both: (i) violate, conflict with or result in any breach of any provision of the Organizational Documents of Cornerstone; (ii) require any Permit of any Governmental Entity or violate, conflict with or constitute a default (with or without notice or lapse of time, or both) under any of the terms or requirements of any Permit that is held by Cornerstone; (iii) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Cornerstone pursuant to, any Contract; or (iv) violate, conflict with or result in any breach of any Law applicable to Cornerstone.  Except for filings and Permits as may be set forth in Schedule 4.04, the execution, delivery or performance of this Agreement and the other Transaction Documents by Cornerstone do not, and the consummation of the Transaction will not, require any notice, report or other filing with any Governmental Entity, domestic or foreign, or require any waiver, consent, approval or authorization of any Person or any Governmental Entity, domestic or foreign.

E.

Litigation

.  Except as set forth in Schedule 4.05, there is no Action pending or, to the Knowledge of Cornerstone, threatened against Cornerstone or any of its Affiliates that could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to the Companies or any Subsidiary of the Companies or materially interfere with Cornerstone’s ability to consummate the Transaction and, to the Knowledge of Cornerstone, there are no existing facts or circumstances that could reasonably be expected to result in such an Action.  Neither Cornerstone nor any of its Affiliates is subject to any outstanding Order that could reasonably be expected to interfere with Cornerstone’s ability to consummate the Transaction.

F.

Share Ownership

.  Cornerstone is the record and beneficial owner of all of the Companies Shares free and clear of any Encumbrance.  Except as set forth in Schedule 4.06, none of the Companies Shares are the subject of any voting trust Contract or other Contract relating to the voting thereof or restricting in any way the sale or transfer thereof except for this Agreement, including any option relating thereto.  Cornerstone has full right and authority to transfer or cause to be transferred the Companies Shares pursuant to the terms of this Agreement.  The exchange, transfer and delivery of the Companies Shares to Grand pursuant to Article II will vest in Grand all right, title and interest in and to the Companies Shares, free and clear of all Encumbrances (other than any Encumbrances created or suffered by Grand).

G.

Securities Law Acknowledgements

.

1.

Cornerstone acknowledges that the Grand Preference Shares which constitute the Purchase Consideration are being and will be offered and sold to Cornerstone in reliance on specific exemptions from the registration requirements of federal and state securities laws, including those available under Regulation S promulgated under the Securities Act.  In this regard,

a)

Cornerstone is not a U.S. Person (as defined Regulation S promulgated under the Securities Act) and is not an affiliate (as defined in Rule 501(b) under the Securities Act) of Grand;

b)

At the time of the origination of this Agreement and the date of the execution and delivery of this Agreement, Cornerstone was outside of the United States;

c)

Cornerstone will not, during the distribution compliance period (the “Restricted Period”), offer, sell, pledge or otherwise transfer the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible in the United States, or to a U.S. Person for the account or for the benefit of a U.S. Person, or otherwise in a manner that is not in compliance with Regulation S;

d)

Cornerstone will offer, sell, pledge or otherwise transfer the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible only pursuant to registration under the Securities Act or an available exemption therefrom and, in accordance with all applicable state and foreign securities laws;

e)

Cornerstone has not in the United States, engaged in, and prior to the expiration of the Restricted Period will not engage in, any short selling of or any hedging transaction with respect to the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible, including without limitation, any put, call or other option transaction, option writing or equity swap, except as contemplated in connection with the Transactions contemplated hereby;

f)

Neither Cornerstone nor or any Person acting on its behalf has engaged, nor will engage, in any directed selling efforts to a U.S. Person with respect to the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible, and Cornerstone and any Person acting on its behalf have complied and will comply with the “offering restrictions” requirements of Regulation S under the Securities Act;

g)

The Transaction has not been pre-arranged with a buyer located in the United States or with a U.S. Person, and are not part of a plan or scheme to evade the registration requirements of the Securities Act;

h)

Neither Cornerstone nor any Person acting on its behalf has undertaken or carried out any activity for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States, its territories or possessions, for any of the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible.  Cornerstone agrees not to cause any advertisement of the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible to be published in any newspaper or periodical or posted in any public place and not to issue any circular relating to the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible, except such advertisements that include the statements required by Regulation S under the Securities Act, and only offshore and not in the U.S. or its territories, and only in compliance with any local applicable securities laws;

i)

Neither Cornerstone nor any transferee of Cornerstone will sell or otherwise transfer the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible without registration under the Securities Act or an exemption therefrom, and fully understands and agrees that Cornerstone or any such transferee must bear the economic risk of holding the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible for an indefinite period of time because, among other reasons, the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible have not been registered under the Securities Act or under the securities laws of certain states or foreign jurisdictions and, therefore, cannot be resold, pledged, assigned or otherwise disposed of unless the securities are subsequently registered under the Securities Act and under the applicable securities laws of such states or foreign jurisdictions unless an exemption from such registration is available in the opinion of counsel for the holder, which counsel and opinion are reasonably satisfactory to counsel for Grand; and

j)

Cornerstone is acquiring the Grand Preference Shares or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible for Cornerstones’ own account for investment and not with a view to resale or distribution except in compliance with the Securities Act.

2.

Each Preference Share or the Grand Ordinary Shares or Grand ADSs into which the Grand Preference Shares are convertible shall be endorsed with the following legends, in addition to any other legend required to be placed thereon by applicable federal or state securities laws:

“THE SECURITIES REFERENCED BY THIS CERTIFICATE ARE BEING OFFERED TO INVESTORS WHO ARE NOT U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE SECURITIES ACT”)) AND WITHOUT REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT IN RELIANCE UPON REGULATION S PROMULGATED UNDER THE SECURITIES ACT.”

“TRANSFER OF THESE SECURITIES IS PROHIBITED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION.  HEDGING TRANSACTIONS MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT.”

Cornerstone consents to Grand making a notation on its records or giving instructions to any transfer agent of Grand in order to implement the restrictions on transfer of the Grand ADSs set forth in this Section 4.07.

H.

Access to Information

.  During the course of the negotiation of this Agreement, Cornerstone and its Representatives have had the opportunity to ask questions of and receive answers from Grand, and has had access to or has received all written documentation and other information deemed necessary by it for the purpose of evaluating Grand and the Transaction.  In entering into this Agreement and in acquiring the Grand Preference Shares, Cornerstone has relied solely upon its own investigation and analysis (and that of its representatives), its own knowledge of the industry in which Grand and each Subsidiary of Grand conduct their respective business operations and the express representations and warranties of Cornerstone set forth in this Agreement.

V.

REPRESENTATIONS AND WARRANTIES OF GRAND

Grand hereby represents and warrants to Cornerstone as follows:

A.

Organization and Good Standing

.  Grand is a corporation, duly incorporated and validly existing under the laws of the HKSAR and has all requisite corporate power and authority to conduct its business in the manner in which it is presently being conducted, except where the failure to be so organized, existing and in good standing or to have such power or authority would not prevent the consummation of the Transaction by Grand.   True and complete copies of the Organizational Documents, as amended to date, of Grand have previously been delivered or made available to Cornerstone. Grand is not in violation of any of the provisions of its Organizational Documents.

B.

Due Authorization; Enforceability

.  Grand has all requisite corporate power and authority to execute, deliver and perform this Agreement and the Transaction Documents and to consummate the Transaction.  The execution delivery and performance of this Agreement and the Transaction Documents and the consummation by Grand of the Transaction have been duly authorized by their respective Boards of Directors and, except for any required approval of the Transaction and the issue of the Preference Shares by the shareholders of Grand, no other corporate proceedings are necessary to authorize the execution, delivery and performance of this Agreement or the consummation of the Transaction.  Subject to such shareholder approval, and assuming the due authorization, execution and delivery of all Transaction Documents by the other Parties thereto, this Agreement and those Transaction Documents executed or delivered on or prior to the date of this Agreement constitute, and the remaining Transaction Documents required to be executed prior to or at Closing when executed will constitute, the valid and legally binding obligations of Grand, enforceable against Grand in accordance with their terms except as such enforceability may be limited by the Bankruptcy Exception.

C.

Winding-up, Etc.

  No order has been made, petition presented or resolution passed for the winding up of Grand or any Subsidiary of Grand and no meeting has been convened for the purpose of winding up Grand or any Subsidiary of Grand.  Neither Grand nor any Subsidiary of Grand has been party to any transaction that could be avoided in a voluntary winding up.  To the Knowledge of Grand, no steps have been taken for the appointment of a receiver of all or any part of the assets of Grand or any Subsidiary of Grand.  Neither Grand nor any Subsidiary of Grand has made or proposed any arrangement or composition with its creditors or any class of its creditors.  Neither Grand nor any Subsidiary of Grand is insolvent or unable to pay its debts as the same fall due.

D.

No Violation; Consents

.  Neither the execution, delivery or performance of this Agreement or the other Transaction Documents by Grand, nor the consummation by Grand of the Transaction, will directly or indirectly, with or without the giving of notice or lapse of time or both: (i) violate, conflict with or result in any breach of any provision of the Organizational Documents of Grand or any Subsidiary of Grand; (ii) require any Permit of any Governmental Entity or violate, conflict with or constitute a default (with or without notice or lapse of time, or both) under any of the terms or requirements of any Permit that is held by Grand or any Subsidiary of Grand; (iii) require any Consent of any Person or result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both could reasonably be expected to become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Grand or any Subsidiary of Grand pursuant to, any Contract or other Commitment; or (iv)  violate, conflict with or result in any breach of any Law applicable to Grand or any Subsidiary of Grand.

E.

Capitalization; Title to Shares and Structure

.

1.

The authorized capital stock of Grand consists of HK$100,000,000 shares of HK$1.00 each, of which 16,234,939 ordinary shares and 2,000,000 convertible preference shares (the “Series A Convertible Preference Shares”) are issued and outstanding as of the date of this Agreement (the “Outstanding Grand Shares”).  All of the Grand Ordinary Shares are represented by Grand ADSs and certificated by Grand ADRs.  No Grand Ordinary Shares or Grand ADSs are held in treasury.  All of the Outstanding Grand Shares, the outstanding Series A Convertible Preference Shares and outstanding Grand ADSs have been duly authorized, validly issued, fully paid and nonassessable, free of preemptive rights other than the rights of the holders of the Series A Convertible Preference Shares and, except as stated in Section 5.05(a), any other third party rights, and have been offered, sold and issued by Grand in compliance with applicable securities and corporate Laws, Contracts applicable to Grand and Grand’s Organizational Documents and in compliance with any preemptive rights, rights of first refusal or similar rights.  The rights and privileges of the Grand Ordinary Shares and the Series A Convertible Preference Shares are set forth in Grand’s Organizational Documents.

2.

As of the date of this Agreement, options with respect to 1,794,708 Grand ADSs are outstanding and options with respect to 1,304,816 Grand ADSs are reserved for issuance under Grand’s stock option plans.  As of the date of this Agreement, warrants with respect to 412,143 Grand ADSs are outstanding.  All outstanding options and warrants have been offered, sold and delivered in compliance with applicable securities and corporate Laws, Contracts applicable to Grand and Grand’s Organizational Documents.  All Grand ADSs issuable upon exercise of the options and warrants will, if and when issued, be duly authorized, validly issued, fully paid and, except as may be provided by applicable Law, nonassessable.

3.

Except for the options and warrants listed in Section 5.05(b) and the Series A Convertible Preference Shares, there is no option, warrant, call, subscription, convertible security, right (including preemptive right) or Contract of any character to which Grand is a party or by which it is bound obligating Grand to issue, exchange, transfer, sell, repurchase, redeem or otherwise acquire any capital stock of Grand or obligating Grand to grant, extend, accelerate the vesting of or enter into any such option, warrant, call, subscription, convertible security, right or Contract.  There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Grand.  Except as set forth on Schedule 5.05(c) or as contemplated by the Transaction, there are no registration rights Contracts, no voting trust, proxy or other Contract and no restrictions on transfer with respect to any capital stock of Grand imposed by or binding upon Grand or, to the Knowledge of Grand, imposed by or binding upon any other Person.

4.

Subject to the required shareholder approval, all of the Grand Preference Shares to be issued to Cornerstone pursuant to this Agreement, and the Grand Ordinary Shares and Grand ADSs issuable upon conversion of the Grand Preference Shares will have been duly authorized as of the Closing Date and, upon consummation of the Transaction, will be validly issued, fully paid and, except as provided by applicable Law, non-assessable, will not have been issued in violation of any preemptive rights and will be free from Encumbrances, other than Encumbrances imposed by Cornerstone.

F.

Securities Law Filings, Etc.

  Grand has previously furnished to Cornerstone copies of (i) Grand’s Registration Statement on Form F-4 declared effective by the SEC, (ii) Grand’s Annual Report on 20-F for the fiscal year ended December 31, 2004 filed with the SEC on July 1, 2005, as amended on July 7, 2005, (iii) Grand’s Reports on Form 6-K filed with the SEC on May 17, August 16 and November 15, 2005, respectively (the “SEC Filings”).  The SEC Filings comply, in all material respects with the provisions of the Securities Act and Securities Exchange Act, as applicable, and in each case the rules and regulations promulgated thereunder and were true, complete and correct in all material respects.  Notwithstanding the foregoing, Grand does not make any representation with respect to any portion of the SEC Filings which relate to Playwell International Limited or its Subsidiaries, including any financial information with respect thereto for any period up to and including August 16, 2004.

G.

Financial Statements; Liabilities

.

1.

The audited consolidated financial statements, unaudited consolidated interim financial statements and proforma financial statements of Grand and its Subsidiaries (including the notes thereto) included in the SEC Filings (the “Grand Financial Statements”) have been prepared in conformity with US GAAP or HK GAAP, as disclosed therein, applied on a consistent basis throughout the periods covered thereby (except, in the case of interim financial statements, as permitted by the regulations under the Securities Act and under the Securities Exchange Act), fairly present the financial position of Grand and its Subsidiaries at the dates thereof and the results of operations of Grand and its Subsidiaries for the periods covered thereby (except that the interim financial statements do not contain the notes normally required by US GAAP or HK GAAP, as the case may be, and subject, in the case of any interim financial statements, to normal year end adjustments), and are consistent with the books and records of Grand and its Subsidiaries (which books and records are materially correct and complete).  Notwithstanding the foregoing, Grand makes no representation or warranty with respect to the financial statements of Grand or it Subsidiaries, other than the financial statements of Grand Toys International, Inc. for any period up to and including July 1, 2004.

2.

Except as and to the extent reflected in the balance sheet contained in its Report on Form 6-K reporting results for the three and nine months ended September 30, 2005, as filed with the SEC on November 14, 2005 (the “Latest Grand Balance Sheet”), neither Grand nor any Subsidiary of Grand had, as of September 30, 2005 (the “Latest Grand Balance Sheet Date”), any Liabilities, other than obligations of continued performance under Contracts and other Commitments entered into in the Ordinary Course of Business.  Except as described in Schedule 5.07(b), neither Grand nor any Subsidiary of Grand has incurred any Liabilities since the Latest Grand Balance Sheet Date, except Liabilities that have arisen after the date of the Latest Grand Balance Sheet in the Ordinary Course of Business, none of which is a Liability for breach of Contract, breach of warranty, tort, infringement, Litigation or violation of any Governmental Order, Permit or Law.

H.

Absence of Certain Changes

.  Since Latest Grand Balance Sheet Date, Grand and its Subsidiaries have conducted their activities and operations in all material respects only in the Ordinary Course of Business and, since such date, there has not been any material adverse change in the business of Grand or any Material Adverse Effect or any event which, with notice, the lapse of time or both would reasonably be likely to have a Material Adverse Effect.

I.

Litigation

.  Except as set forth in the SEC Filings, there is no Action pending or, to the Knowledge of Grand, threatened against Grand or any Subsidiary of Grand that could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect or materially interfere with Grand’s ability to consummate the Transaction and, to the Knowledge of Grand, there are no existing facts or circumstances that could reasonably be expected to result in such an Action. To the Knowledge of Grand, there are no facts or circumstances which could reasonably be expected to result in the denial of insurance coverage under policies issued to Grand or any Subsidiary of Grand in respect of any Action, except in any case as could not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect with respect to Grand or any Subsidiary of Grand.  There is no Action or claim pending or, to the Knowledge of Grand, threatened alleging any right of indemnification of the part of any director or officer of Grand or any Subsidiary of Grand, or any Affiliate of any such Person, as against Grand or any Subsidiary of Grand.  Neither Grand nor any Subsidiary of Grand is subject to any outstanding Order that could reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect or materially interfere with Grand’s ability to consummate the Transaction.

J.

Investment Intent

.  Grand is acquiring the Companies Shares for its own account and not with a view toward their distribution within the meaning of Section 2(11) of the Securities Act.

K.

Brokers or Finders

.  Neither Grand nor any of its Representatives has incurred any Liability for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the negotiation, preparation, delivery or execution of this Agreement or the consummation of the Transaction, nor is there any basis, to the Knowledge of Grand, for any such fee, commission or similar payment to be claimed by any Person.

L.

Disclosure

.  No representation or warranty by Grand in this Agreement and no statement contained in any document or other writing furnished or to be furnished to Cornerstone or its Representatives pursuant to the provisions hereof contains or will contain any untrue statement of fact or omits or will omit to state any fact necessary in order to make the statements made herein or therein not misleading.  All copies of Contracts and all other documents delivered to Cornerstone or its Representatives pursuant hereto are true, complete and accurate.  There has been no event or transaction (other than the Transaction contemplated hereby and the matters related thereto) which has occurred or information which has come to the attention of Grand (other than events or information relating to economic conditions of general public knowledge) which could reasonably be expected to result in a Material Adverse Effect or which could reasonably be expected to prevent or impair the ability of Grand, after the Closing, to carry on its business in the same manner as it is presently being conducted.

VI.

COVENANTS OF CORNERSTONE AND THE SHAREHOLDER

A.

Noncompetition by Cornerstone, the Shareholder and their Affiliates

.  Cornerstone and the Shareholder acknowledge that an important part of the benefits which Grand will receive in connection with the Transaction is the ability to carry on the business of the Companies and the Subsidiaries of the Companies free from competition from Cornerstone, the Shareholder and their respective Affiliates, that an absence of such competition is an essential premise of the bargain between Cornerstone and Grand, and that Grand would be unwilling to enter into this Agreement in the absence of the promises contained in this Section 6.01.  Accordingly, Cornerstone and the Shareholder agree that for a period commencing on the Closing Date and ending on the 4th anniversary of the Closing Date, neither Cornerstone, the Shareholder nor any of their respective Affiliates, will, directly or indirectly, alone or in association with any other Person (including by way of investment in or ownership of the securities of any Person), engage any place in the world in any business which develops, manufactures, promotes or distributes products similar to those which are marketed by the Companies or any Subsidiary of or the Companies, or those products which are then under active development by the Companies or any Subsidiary of the Companies (a “Competitive Business”); provided, however, that the foregoing prohibitions will not preclude Cornerstone, the Shareholder and their respective Affiliates from engaging in any businesses in which they are presently engaged or acquiring or holding not more than 3% of any class of equity securities of any publicly-traded corporation engaged in a Competitive Business.

B.

Non-Solicitation

.  For a period commencing on the Closing Date and ending on the 2nd anniversary of the Closing Date, each of Cornerstone and the Shareholder agree that they will not, nor will they permit their respective Affiliates to, directly or indirectly, for their own benefit or as agent for another, without the prior written consent of Grand, hire Person who, as of the Closing Date, is an any officer, director or employee of Grand, the Companies or any Subsidiary of Grand or the Companies, or persuade or solicit any Person who, as of the Closing Date, is an officer, director or employee of either Grand or the Companies or any Subsidiary of Grand or the Companies to leave the employ of such company or to become employed by any Person other than Grand, the Companies or any Subsidiary of Grand or the Companies, or solicit or induce any customer or supplier from or to Grand, the Companies or any Subsidiary of Grand or the Companies to cease purchasing from or supplying products to Grand or the Companies or any Subsidiary of Grand or the Companies; provided, however, that, such covenants will not restrict Cornerstone, the Shareholder and their respective Affiliates from (i) conducting a general solicitation of employment by means of newspaper, periodical or trade publication advertisements or similar methods of solicitations by search firms which are not specifically directed by Cornerstone, the Shareholder or their respective Affiliates toward the officers, directors or employees described above (provided, that no such officers, directors or employees of Grand, the Companies or any Subsidiary of Grand or the Companies may be hired as a result of such general solicitation or otherwise without the prior consent of Grand); or (ii) soliciting the employment of or hiring individuals who have not been in the employ of Grand, the Companies or any Subsidiary of the Companies or Grand within the twelve months preceding the time of such solicitation.

C.

Books and Records

.  On the Closing Date, Cornerstone will cause all Books and Records belonging or relating to the Companies or the Subsidiaries of the Companies to be in the possession of Grand or the Companies or the Subsidiaries of the Companies, as may be appropriate, and Cornerstone will make such Books and Records available to the directors appointed to succeed any outgoing directors of the Companies or the Subsidiaries of the Companies.

D.

Confidentiality

.

1.

From and after the Closing Date, Cornerstone will, and will cause their respective Affiliates and any of their respective Representatives to, hold in strict confidence all Confidential Information pertaining to the business, operations, assets, financial condition and prospects of Grand, the Companies and the Subsidiaries of Grand and the Companies and to refrain from using such Confidential Information to compete with (including, planning, marketing, product development or pricing), or in any other manner that is, directly or indirectly, detrimental to the interests of, Grand, the Companies or any Subsidiary of Grand or the Companies.  The immediately preceding sentence shall not be construed or applied to prevent Cornerstone or its respective Affiliates or Representatives from disclosing to relevant Governmental Entities any and all information that is reasonably necessary in order to understand and evaluate the United States federal income tax treatment or structure of the Transaction.

2.

In the event that Cornerstone or any of its Affiliates should be required by Law to disclose any of such Confidential Information, Cornerstone will promptly notify Grand in writing so that Grand may seek a protective Order to prevent the production or disclosure of such Confidential Information.  If such Order or Action has been denied or dismissed, then Cornerstone or its Affiliates, as the case may be, may disclose only that portion of the Confidential Information: (i) which in the written opinion of Cornerstone’s outside legal counsel is required by Law to be disclosed, provided, however, that Cornerstone will in such case use all commercially reasonable efforts to preserve the confidentiality of the remainder of the Confidential Information; or (ii) which Grand consents, in writing, to having disclosed.  Neither Cornerstone, nor any of its Affiliates will, nor will they not permit any of their Representatives to, oppose any motion for a protective Order brought by Grand or the Companies.  Cornerstone will continue to be bound by its obligations pursuant to this Section as to any Confidential Information the disclosure of which is not permitted under this Section or which is covered by a protective Order.

E.

Injunctive Relief

.  Without intending to limit the remedies available to Grand, Cornerstone and the Shareholder agree that violation of any provision of Sections 6.1, 6.2 or 6.4 by Cornerstone, the Shareholder or any of their Affiliates would result in irreparable injury to Grand, that damages at law would be an inadequate remedy to Grand, and that Grand will be entitled to injunctive relief or other equitable remedies to enforce any of such provisions.  If any of such provisions are held to be unenforceable because of the scope, term or areas of their applicability, then it is the intent and desire of the Parties that the court, arbitrator or other tribunal making such determination modify such scope, term or area or any of them to the extent necessary to render such Section enforceable under applicable Law and enforce such provisions in such modified form.

F.

Grand Options to Employees of the Companies

.  In the event that, prior to the Closing, any employee of the Companies has entered into any Contract with respect to the receipt of Grand ADSs or options to purchase Grand ADSs after the Closing, Cornerstone or its Affiliates shall satisfy such Contract from Grand ADSs owned by Cornerstone or such Affiliate.

VII.

COVENANTS OF GRAND

A.

Cooperation by Grand

.  From the date of this Agreement until the Closing Date, Grand will cooperate with Cornerstone (i) to secure all Permits from Persons identified in Schedule 3.05 and Schedule 3.09 and (ii) with respect to all filings required to be made by Cornerstone, the Companies or the Subsidiaries of the Companies pursuant to Law in connection with the Transaction.

B.

Grand Shareholders’ Meeting

.

1.

In accordance with the provisions of Section 8.10, Grand shall call and hold an extraordinary general meeting of its members (the “Grand Extraordinary Meeting”) for the purpose of voting upon the approval of the Transaction and the issuance of the Grand Preference Shares pursuant to the Proxy Statement, as soon as practicable after the date hereof.  Grand shall take all other action necessary or advisable to promptly and expeditiously secure any vote or consent of shareholders required by applicable Law and its Organizational Documents to effect the Transaction and issue the Grand Preference Shares.  Grand shall use all reasonable efforts to solicit from Grand ADS holders (other than Cornerstone and its Affiliates in the case of approval of the Transaction) instructions to the holder of Grand Ordinary Shares to vote  in favor of the Transaction and the issuance of the Grand Preference Shares pursuant to the Proxy Statement and shall take all other action necessary or advisable to secure such voting instructions subject to all applicable Laws or the requirements of NASDAQ, including any necessary adjournments in order to obtain the requisite voting instructions to approve the Transaction and the issuance of the Grand Preference Shares.

2.

The Proxy Statement for the Grand Extraordinary Meeting delivered to Grand ADS holders shall include, (i) subject to the overriding fiduciary duties of the board of directors of Grand, a recommendation that the Transaction and issuance of the Grand Preference Shares be approved and that Grand ADS holders (other than Cornerstone or its Affiliates in the case of approval of the Transaction) give voting instructions to the holder of the Grand Ordinary Shares to vote in favour thereof, and (ii) the fairness opinion referred to in Section 10.12.

C.

Confidentiality

.

1.

From and after the Closing Date, Grand will, and will cause the Affiliates of Grand and any of their respective Representatives to, hold in strict confidence all Confidential Information pertaining to the business, operations, assets, financial condition and prospects of Cornerstone and its Affiliates and to refrain from using such Confidential Information in any manner that is, directly or indirectly, detrimental to the interests of, Cornerstone and its Affiliates.  The immediately preceding sentence shall not be construed or applied to prevent Grand, its Affiliates and their respective Representatives from disclosing to relevant Governmental Entities any and all information that is reasonably necessary in order to understand and evaluate the federal income tax treatment or federal income tax structure of the Transaction.

2.

In the event that Grand or any of its Affiliates should be required by Law to disclose any of such Confidential Information, Grand will promptly notify Cornerstone in writing so that Cornerstone may seek a protective Order to prevent the production or disclosure of such Confidential Information.  If such Order or Action has been denied or dismissed, then Grand or its Affiliate, as the case may be, may disclose only that portion of the Confidential Information (i) which in the written opinion of Grand’s outside legal counsel is required by Law to be disclosed, provided, however, that Grand will in such case use all commercially reasonable efforts to preserve the confidentiality of the remainder of the Confidential Information; or (ii) which Cornerstone consents, in writing, to having disclosed.  Neither Grand nor any of its Affiliates will, nor will they not permit any of their Representatives to, oppose any motion for a protective Order brought by Cornerstone or any of its Affiliates.  Grand will continue to be bound by its obligations pursuant to this Section as to any Confidential Information the disclosure of which is not permitted under this Section or which is covered by a protective Order.

D.

Injunctive Relief

.  Without intending to limit the remedies available to Cornerstone, Grand agrees that violation of any provision of Sections 7.03 by Grand or any of its Affiliates would result in irreparable injury to Cornerstone, that damages at law would be an inadequate remedy to Cornerstone, and that Cornerstone will be entitled to injunctive relief or other equitable remedies to enforce any of such provisions.  If any of such provisions are held to be unenforceable because of the scope, term or areas of their applicability, then it is the intent and desire of the Parties that the court, arbitrator or other tribunal making such determination modify such scope, term or area or any of them to the extent necessary to render such Section enforceable under applicable Law and enforce such provisions in such modified form

VIII.

MUTUAL COVENANTS

A.

Access

.  Each of the Parties agrees that, from the date of this Agreement until the Closing Date, each will (i) provide, or cause to be provided, to the other Party(s) and its Representatives, reasonable access during regular business hours to the offices, properties, Books and Records and Representatives of the Companies and each Subsidiary of the Companies (and of Cornerstone, as Grand deems necessary or appropriate), on the one hand, and Grand and its Subsidiaries, on the other hand, (ii) furnish to the other Party(s) and its Representatives, such financial and operating data as such Persons may reasonably request, including auditors’ workpapers and (iii) instruct such Person’s Representatives to cooperate with the other Party(s) in its investigation of  any matter concerning the Companies and the Subsidiaries of the Companies, on the one hand, and Grand and the Subsidiaries of Grand, on the other hand, and of their respective financial and legal conditions; provided, however, that no investigation pursuant to this Section 8.01 will affect, or limit Liability for, any representation or warranty of a Party contained in this Agreement or in any Transaction Document and no Party will be deemed to have relied solely upon the representations and warranties contained in this Agreement notwithstanding any contrary information that may have been provided or made available by Cornerstone, the Companies, any Subsidiary of the Companies or Grand or any Subsidiary of Grand, as the case may be, or by any of their respective Representatives or that any Party or its Representatives shall have discovered or should have discovered in the course of its investigation of any Party subsequent to the date of this Agreement.

B.

Conduct of Business

.

1.

Except as otherwise agreed to by the Parties in writing, or as otherwise expressly permitted by this Agreement, from the date of this Agreement until the Closing, Cornerstone will cause the Companies and the Subsidiaries of the Companies to, and Grand will, and will cause the Subsidiaries of Grand to, conduct their respective operations and activities only in the Ordinary Course of Business and (i) use commercially reasonable efforts to (A) preserve intact their current business organizations, (B) keep available the services of their current officers, employees, and agents, (C) preserve their respective relationships with customers, suppliers, licensors, licensees, advertisers, distributors and others having business dealings with them and (D) preserve goodwill; (ii) confer with the other Parties and their Representatives on a regular basis concerning material operational matters; (iii) report to the other(s) as and when requested, concerning the status of the business, operations and finances of the Companies and the Subsidiaries of the Companies, on the one hand, and Grand and the Subsidiaries of Grand, on the other hand.

2.

Without limiting the generality of the foregoing, and except as (x) otherwise expressly provided in this Agreement, (y) required by Law, or (z) set forth in Schedule 8.02, Grand will not, and neither Cornerstone nor either of the Companies will, nor will either of them cause, permit or suffer the Companies or the Subsidiaries of the Companies or Grand or the Subsidiaries of Grand, as the case may be, to do any of the following without the written consent of the other Party:

a)

declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its shares of capital stock or otherwise make any payments to its stockholders, in their capacity as such, or otherwise change the dividend policy; split, combine or reclassify any of its shares of capital stock or issue or authorize the issuance of any shares of its capital stock or any other securities in respect of, in lieu of or in substitution for shares of its capital stock or purchase, redeem or otherwise acquire any shares of capital stock of the Companies or the Subsidiaries of the Companies, on the one hand, or Grand the Subsidiaries of Grand, on the other hand, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities;

b)

issue, deliver, sell, pledge, dispose of or otherwise subject to any Encumbrance any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities or equity equivalent;

c)

unless prohibited from doing so by the laws of its jurisdiction of incorporation, amend its Organizational Documents;

d)

unless prohibited from doing so by the laws of its jurisdiction of incorporation, enter into voluntary liquidation or be the subject of any directors’ or shareholders’ resolution for such purpose;

e)

acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or otherwise acquire or agree to acquire any assets that in the aggregate have a value in excess of 1% of its total assets other than assets acquired in the Ordinary Course of Business;

f)

sell, lease or otherwise dispose of, or agree to sell, lease or otherwise dispose of, any of its assets that in the aggregate have a value in  excess of 1% of its total assets other than any sale, lease or other disposal in the Ordinary Course of Business;

g)

amend or otherwise modify, or terminate, any Material Company Contract, or enter into any other Commitment which is material, except actions in relation to License Agreements taken in the Ordinary Course of Business and not involving any obligation or liability in excess US$150,000;

h)

incur any additional indebtedness (including any indebtedness evidenced by notes, debentures, bonds, leases or other similar instruments or secured by any Encumbrance on any property, conditional sale obligations, obligations under any title retention Contract, and obligations under letters of credit or similar credit transactions) in a single transaction or a group of related transactions (other than intercompany indebtedness), enter into a guaranty, or engage in any other financing arrangements having a value in excess of 1% of its total assets, or make any loans, advances or capital contributions to, or investments in, any other Person, other than existing indebtedness under applicable lines of credit;

i)

alter through merger, liquidation, reorganization, restructuring or in any other fashion its corporate structure or ownership;

j)

except as may be required as a result of a change in Law or in HK GAAP or US GAAP, as applicable, change any of the accounting principles or practices used by it;

k)

revalue any of its assets, including writing down the value of its inventory or writing off notes or accounts receivable other than in the Ordinary Course of Business;

l)

make any Tax election, change any Tax election or file for any change in any method of accounting with a Tax authority, except as required by any change in applicable Laws;

m)

pay, discharge or satisfy any Liabilities other than the payment, discharge or satisfaction, in the Ordinary Course of Business, of Liabilities reflected or reserved against in, or contemplated by, the Latest Company Balance Sheets or Latest Grand Balance Sheet (or the notes thereto) or incurred in the Ordinary Course of Business subsequent to the Latest Company Balance Sheet Date or the Latest Grand Balance Sheet Date;

n)

increase or enhance in any manner the compensation or benefits of any of its directors, officers and other key employees or any of their respective Affiliates or pay any pension or retirement allowance not required by any existing Benefit Plan or Contract to any such directors, officers or employees, or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or Contract or employment Contract with or for the benefit of any employee, other than increases in the compensation of employees who are not officers or directors of such company made in the Ordinary Course of Business, or, except to the extent required by Law, voluntarily accelerate the vesting of any compensation or benefit to any employee;

1

o)

waive, amend or allow to lapse any term or condition of any confidentiality, “standstill”, consulting, advisory or employment Commitment;

p)

approve any annual operating budgets;

q)

enter into any transaction with any Affiliate;

r)

enter into any business other than the business which it is now conducting;

s)

purchase any real property or enter into any lease or tenancy Contract ;

t)

enter into or amend, modify or terminate any employment Commitment with any officer or employee;

u)

otherwise take any of the actions enumerated in Section 3.07 of this Agreement; or

v)

take, or agree in writing or otherwise to take, any of the foregoing actions.

C.

Permits and Approvals

.  Promptly after the date of this Agreement, the Parties, shall, and shall cause the Companies and the Subsidiaries of the Companies, or Grand and the Subsidiaries of Grand, to (i) make all filings required by Law to be made by them in connection with the Transaction, (ii) cooperate with the other Party(s) with respect to all filings that such Party elects to make or is required by Law to make in connection with the Transaction and (iii) use reasonable best endeavors to obtain all Permits and Orders of all Persons required to be obtained in connection with the execution, delivery and performance of this Agreement and the consummation of the Transaction.

D.

Notice of Certain Events

.  From the date of this Agreement until the Closing Date, each of the Parties will promptly notify the other(s) in writing of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the execution, delivery or performance of this Agreement or the consummation of the Transaction; (ii) any notice or other communication from any Government Entity in connection with the Transaction; (iii) any Actions or investigations commenced or, to the Knowledge of any Party, threatened against, relating to or involving or otherwise affecting the Companies or any Subsidiary of the Companies, on the one hand, or Grand or any Subsidiary of Grand, on the other hand; (iv) any Order or notification relating to any material violation or claimed violation of Law involving or otherwise affecting the Companies or any Subsidiary of the Companies or Grand or any Subsidiary of Grand, as the case may be; (v) the existence or non-existence or occurrence or non-occurrence of any event, condition or circumstance the occurrence or non-occurrence of which does or would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date; (vi) any failure of the Companies or any Subsidiary of the Companies or Grand or any Subsidiary of Grand, as the case may be, to comply with or satisfy any covenant, condition or Contract to be complied with or satisfied by it hereunder; and (vii) any misrepresentation or breach of the representations and warranties of such Party set forth in this Agreement.

2

E.

Commercially Reasonable Efforts

.  Each Party shall use its reasonable best endeavors to cause all conditions precedent to the obligations of the other Party set forth in Articles IX and X, as applicable, to be satisfied; provided, however, that nothing in this Section 8.5 shall be construed as requiring any Party or any of its Affiliates to dispose of any assets or limit the activities of such Party(s) or any of its Affiliates or its or their right or ability to engage in any business except as expressly provided in Section 8.2 or to waive its rights under Articles IX and X.

F.

Further Assurances

.  At any time, or from time to time after the Closing, each of the Parties will, and Cornerstone (prior to the Closing) and Grand (after the Closing) will cause the Companies or any Subsidiary of the Companies to, at the other’s reasonable request, and at the requesting Party’s expense, to execute and deliver such instruments of transfer, conveyance, assignment and assumption in addition to those delivered at the Closing and to take such other action as either of them may reasonably request, in order to evidence the consummation of the Transaction in accordance with the terms of this Agreement.

G.

Representation and Warranties

.  No Party will knowingly take or omit to take any action, the effect of which could reasonably be expected to cause any of the representations and warranties made herein to be inaccurate on the Closing Date.

H.

Public Announcements

.  No press release or announcement concerning the Transaction will be issued by any Party or its Affiliates without the prior consent of the other Party or Parties, except as such release or announcement may be required by Law.  In the event that Grand is advised by counsel that it should disclose the existence of this Agreement or the proposed Transaction, Grand shall advise Cornerstone of such recommendation and shall afford Cornerstone and its counsel to a reasonable opportunity to review any proposed disclosure prior to making such disclosure.

I.

Insurance

.

1.

Until the Closing Date, each of Cornerstone and Grand, as the case may be, will maintain or cause each of the Companies and each Subsidiary of the Companies and Grand and each Subsidiary of Grand, as the case may be, to maintain in full force and effect all presently existing insurance coverage with respect to each of the Companies and each Subsidiary of the Companies and Grand and each Subsidiary of Grand, and will take no action which will cause a retroactive cancellation, or a lapse or reduction of the benefits, thereof.

2.

From and after the Closing, Grand will have the right to (i) assert claims (and Cornerstone will use reasonable best efforts to assist Grand in asserting claims) with respect to the Companies and any Subsidiary of the Companies under the Insurance Policies which are “occurrence basis” policies (“Occurrence Basis Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Closing Date to the extent that the terms and conditions of any such Occurrence Basis Policies so allow and (ii) continue to prosecute claims with respect to the business properly asserted with the insurance carrier prior to the Closing (and Cornerstone will use commercially reasonable efforts to assist Grand in connection therewith) under Insurance Policies which are on a “claims made” basis (“Claims

3

Made Policies”) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Closing Date to the extent that the terms and conditions of any such Claims Made Policies so allow; provided, however, that all of Cornerstone’s reasonable costs and expenses incurred in connection with the foregoing are promptly paid by Grand.  All recoveries in respect of such claims will be for the account of Grand.

3.

No Party will, nor will it cause, permit or suffer the Companies or any Subsidiary of the Companies or Grand or any Subsidiary of Grand, as the case may be, to, amend, commute, terminate, buy-out, extinguish Liability under or otherwise modify any Occurrence Basis Policies or Claims Made Policies under which Grand will have rights to assert claims pursuant to this Section in a manner that would adversely affect any such rights of Grand.  In the event that Grand consents to any such action, Cornerstone will pay to Grand its equitable share (based on the amount of premiums paid by or allocated to the business in respect of the applicable policy) of any proceeds received by Cornerstone or any of its Affiliates as a result of such action (after deducting the reasonable costs and expenses incurred by Cornerstone or such Affiliate in connection with such action).

J.

Proxy Statement

.

1.

In connection with the Grand Extraordinary Meeting, as promptly as practicable after the execution of this Agreement, Grand and Cornerstone shall jointly prepare a document or documents that will constitute the proxy statement of Grand with respect to the Transaction and the issuance of the Grand Preference Shares relating to the Grand Extraordinary Meeting (together with any amendments thereto, the “Proxy Statement”).  Each Party shall use its reasonable best endeavors to take all action required under any applicable Laws in connection with the approval of the Transaction and the issuance of the Grand Preference Shares.  Each of the Parties shall furnish all information concerning itself or the Companies or the Subsidiaries of the Companies as Grand may reasonably request in connection with such actions and the preparation of the Proxy Statement.  As promptly as practicable after the completion of the Proxy Statement in accordance with applicable Law, the Proxy Statement shall be mailed to the holders of Grand ADSs.  Each of the Parties hereto shall cause the Proxy Statement to comply as to form and substance as to such Party in all material respects with the applicable requirements of (i) the rules and regulations of the NASDAQ and (ii) all other applicable Laws.

2.

No amendment or supplement to the Proxy Statement shall be made without the approval of the Parties, which approval shall not be unreasonably withheld or delayed.

3.

Each Party shall be responsible for ensuring that the information supplied by such Party for inclusion or incorporation by reference in the Proxy Statement, at the respective times filed any regulatory agency and, in addition, at the date the Proxy Statement or any amendments or supplements thereto are mailed to the holders of Grand ADSs and at the time of the Grand Shareholders’ Meeting does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  If at any time prior to the Closing Date any event or circumstance relating to a Party, either of the

4

Companies or any Subsidiaries of the Companies or any of their respective Affiliates or the respective officers or directors of any of them, should be discovered that should be set forth in an amendment or a supplement to the Proxy Statement, each Party shall promptly notify the other.  All documents that Grand is responsible for filing with the SEC in connection with the Transaction will comply as to form in all material respects with the applicable requirements of the rules and regulations of applicable Law.

K.

Registration Rights

.  Grand and Cornerstone agree that the Grand Ordinary Shares and the Grand ADSs to be issued in lieu of dividends payable on the Grand Preference Shares or upon conversion of the Grand Preference Shares shall be deemed “Registrable Securities” within the meaning of Paragraph I of Annexure 1 of Schedule 3 to that certain Exchangeable Note Subscription Agreement dated February 28, 2005 by and between Grand and Centralink Investments Limited, and Grand and Cornerstone agree that Cornerstone shall have all of the rights and obligations set forth in Paragraphs I and J thereto as if Cornerstone were a party thereto.

IX.

CONDITIONS TO THE OBLIGATIONS OF CORNERSTONE

The obligations of Cornerstone under this Agreement and the Transaction Documents are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Cornerstone, in writing, in whole or in part):

A.

Representations, Warranties and Covenants

.

1.

Each of the representations and warranties of Grand contained in this Agreement, any Transaction Document to which it is a party and in any certificate or other writing delivered by Grand pursuant hereto shall be true, complete and correct in all material respects (other than representations and warranties subject to “materiality” qualifiers, which shall be true, complete and correct as stated) both when made and on and as of the Closing as if made at and as of the Closing (other than representations and warranties which address matters only as of a certain date which shall have been true, complete and correct as of such certain date).

2.

Grand will have performed each of its covenants and agreements required to be performed by it pursuant to this Agreement and the Transaction Documents on or prior to the Closing.

3.

Cornerstone will have received a certificate, executed by an officer of Grand, dated as of the Closing Date, certifying that the conditions set forth in Sections 9.01 through Section 9.5 have been fulfilled.

B.

Governmental Permits

.  No notice from any Governmental Entity, or part thereof, shall have been received which challenges or seeks to: prohibit or limit the ownership or operation of all or any portion of the business or assets of Grand or any Subsidiary of Grand, or otherwise seeks to compel Grand or any Subsidiary of Grand to dispose or hold separate all or

5

any portion of its business or assets or impose any material limitation on the ability of Grand or any Subsidiary of Grand to conduct its business, in each case, following the Closing.

C.

No Litigation

.  No Action will have been threatened, instituted or pending which (i) challenges or seeks to restrain or prohibit, or may have the effect of preventing, delaying, making illegal or otherwise interfering with the consummation of the Transaction or the performance by any Person of its obligations under the Transaction Documents or seeks Damages in connection therewith, (ii) challenges or seeks to prohibit or limit the ownership or operation of all or any portion of the business or assets of Grand or any Subsidiary of Grand or compels or seeks to compel Grand or its Affiliates to dispose of or hold separate all or any portion of the business or assets of Grand or any Subsidiary of Grand or seeks to impose any material limitation on the ability of Grand or any Subsidiary of Grand to conduct its business or own such assets, (iii) could reasonably be expected to result in any material diminution in the benefits expected to be derived by Cornerstone as a result of the Transaction or (iv) has or has had a Material Adverse Effect on Grand or any Subsidiary of Grand, taken as a whole.

D.

No Prohibition

.  On or after the date of this Agreement, there will not exist or have been enacted, entered, enforced, promulgated or deemed applicable to the Transaction, any Law or any other action taken by any court or other Governmental Entity that has resulted, or could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 9.03.

E.

No Material Adverse Effect

.  Since the date hereof, there will not have occurred (or reasonably be expected to occur) any event, change or development which caused or constituted or could reasonably be expected to cause or have a Material Adverse Effect on Grand, and Cornerstone shall have received a certificate from Grand with respect thereto.

F.

Legal Opinion

.  Cornerstone will have received the opinion of J. Chan, Yip, So & Partners, HKSAR counsel to Grand, substantially in the form annexed as Exhibit D.

G.

Secretary’s Certificate

.  Cornerstone shall have received a certificate of the company secretary of Grand certifying as to (i) the resolutions adopted by the board of directors and shareholders of Grand authorizing the execution, delivery and performance of this Agreement, and (ii) the Organizational Documents of Grand which are then in effect.

H.

Consents

.  Grand shall have obtained all Permits and Consents described in Schedule 5.04.

I.

Discharge of Indebtedness

.  Grand and its Affiliates shall have delivered to Cornerstone evidence that it or its Affiliates shall have released Cornerstone and its Affiliates from all obligations owing to Grand, the Companies or any Subsidiary of Grand or the Companies which is a part of the Cornerstone Net Indebtedness.

J.

Escrow Agreement

.  Grand and the Escrow Agent shall have executed the Escrow Agreement.

6

K.

Directorship

.  The Shareholder shall have been appointed to the board of directors of Grand.

X.

CONDITIONS TO THE OBLIGATIONS OF GRAND

The obligations of Grand under this Agreement and the Transaction Documents are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Grand, in writing, in whole or in part):

A.

Representations, Warranties and Covenants

.

1.

Each of the representations and warranties of Cornerstone contained in this Agreement, any Transaction Document to which it is a party and in any certificate or other writing delivered by Cornerstone pursuant hereto shall be true, complete and correct in all material respects (other than representations and warranties subject to “materiality” qualifiers, which shall be true, complete and correct as stated) both when made and on and as of the Closing as if made at and as of the Closing (other than representations and warranties which address matters only as of a certain date which shall have been true, complete and correct as of such certain date).

2.

Cornerstone will have performed each of the covenants and agreements required to be performed by it pursuant to this Agreement and the Transaction Documents on or prior to the Closing.

3.

Grand will have received a certificate executed by an officer of Cornerstone, dated as of the Closing Date, certifying that the conditions set forth in Sections 10.01 through 10.05 have been fulfilled.

B.

Governmental Permits

.  No notice from any Governmental Entity, or part thereof, shall have been received which challenges or seeks to prohibit or limit the ownership or operation of all or any portion of the business or assets of either of the Companies or any Subsidiary of the Companies, or otherwise seeks to compel either of the Companies or any Subsidiary of the Companies to dispose or hold separate all or any portion of its business or assets or impose any material limitation on the ability of Grand, either of the Companies or any Subsidiary of either of Grand or the Companies to conduct its business following the Closing.

C.

No Litigation

.  No Action will have been threatened, instituted or pending which (i) challenges or seeks to restrain or prohibit, or may have the effect of preventing, delaying, making illegal or otherwise interfering with the consummation of the Transaction or the performance of the Agreement or the Transaction Documents or seeks Damages in connection therewith, (ii) challenges or seeks to prohibit or limit the ownership or operation by either of the Companies or any Subsidiary of the Companies of all or any portion of its business or assets or ownership by Grand of the Companies Shares or compels or seeks to compel either of the Companies or any Subsidiary of the Companies to dispose of or hold separate all or any portion

7

of its business or assets or seeks to impose any material limitation on the ability of either of the Companies or any Subsidiary of the Companies to conduct its business or own its assets or the ability of Grand to own the Companies Shares, (iii) could reasonably be expected to result in any material diminution in the benefits expected to be derived by Grand as a result of the Transaction or (iv) has or has had a Material Adverse Effect on the Companies or any Subsidiary of the Companies, taken as a whole.

D.

No Prohibition

.  On or after the date of this Agreement, there will not exist or have been enacted, entered, enforced, promulgated or deemed applicable to the Transaction, any Law or any other action taken by any court or other Governmental Entity that has resulted, or could reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 10.03.

E.

No Material Adverse Effect

.  Since the date hereof, there will not have occurred (or reasonably be expected to occur) any event, change or development which has had or could reasonably be expected to have a Material Adverse Effect on the Companies or the Subsidiaries of the Companies taken as a whole, and Grand shall have received a certificate of Cornerstone with respect thereto.

F.

Legal Opinions

.  Grand will have received the opinion of Preston Gates Ellis, HKSAR counsel to Cornerstone, substantially in the form of Exhibit E.

G.

Foreign Legal Opinions

. Grand shall have received the opinions of Maples and Calder and Commerce & Finance Law Offices, counsel to Cornerstone, as to Cayman Islands, British Virgin Islands and PRC law and substantially in the form of Exhibits F, G and H, respectively.

H.

Certificates of Continuing Registration

.  Grand will have received certificates of continuing registration issued by the Hong Kong Registrar of Companies in respect of all Subsidiaries of the Companies which are incorporated in the HKSAR.

I.

Resignations

.  If and to the extent requested by Grand, Grand will have received the written resignations of the directors and company secretary of each of the Companies and each Subsidiary of the Companies, waiving all rights of any nature whatsoever to compensation, effective as of the Closing.

J.

Books and Records

.  Cornerstone will have delivered and made available to Grand the Books and Records of each of the Companies and each Subsidiary of the Companies in accordance with Section 6.03.

K.

Shareholder Approval

.  The Transaction and the issuance of the Preference Shares shall have been approved at the Grand Extraordinary Meeting, Cornerstone and its Affiliates not having given any voting instructions to the holder of the Grand Ordinary Shares in respect of approval of the Transaction, in accordance with applicable Law.

L.

Fairness Opinion; Value of the Companies and the Subsidiaries of the Companies

.  Grand shall have received an opinion, in form and substance acceptable to Grand and its counsel,

8

from Stephens Inc. that the Transaction is fair to the holders of Grand ADSs other than Cornerstone and its Affiliates from a financial point of view.

M.

Release of Guarantees

.  Each of the Companies and each Subsidiary of the Companies shall have been released from any guarantee or other Liability which any of them may have relating to the Liabilities of Cornerstone or any Affiliate of Cornerstone.

N.

Discharge of Cornerstone Indebtedness

.  Cornerstone shall have delivered to Grand  evidence  that it or its Affiliates shall have released Grand, the Companies and all Subsidiaries of Grand and the Companies  from all obligations owing to Cornerstone  and its Affiliates which is a part of the Cornerstone Net Indebtedness.

O.

Consents

.  Cornerstone shall have obtained all Permits and Consents set forth on Schedules 3.05 and 4.04.

P.

Escrow Agreement

.  Cornerstone and the Escrow Agent shall have executed the Escrow Agreement.

Q.

Continuity of Management

.  The individuals identified by Grand as key employees of the Companies and the Subsidiaries of the Companies shall have committed to remain in the employ of the relevant Company or the applicable Subsidiary of the Companies after the Closing.

R.

Kord Industrial(China) Limited

.  Cornerstone shall have delivered to Grand copies of such documentation as Grand shall reasonably require evidencing the transfer of the entire issued share capital of Kord Industrial (China) Limited to Cornerstone or one of its Affiliates.

S.

Assignment of Indemnities

.  Cornerstone shall have assigned to Grand any rights to indemnification from third parties that Cornerstone received in connection with its acquisition of the Companies or any Subsidiary of the Companies.

XI.

TERMINATION

A.

Termination Events

.  This Agreement may, by notice given prior to or at the Closing, be terminated:

1.

by mutual written consent of Grand and Cornerstone;

2.

 (i) by Grand if satisfaction of any of the conditions contained in Article X becomes impossible, other than through the failure of Grand to comply with its obligations under

9

this Agreement, and Grand has not waived such condition on or before the Closing Date; or (ii) by Cornerstone, if satisfaction of any of the conditions contained in Article IX becomes impossible, other than through the failure of Cornerstone to comply with their obligations under this Agreement, and Cornerstone has not waived such condition on or before the Closing Date;

3.

by either Grand, on the one hand, or Cornerstone or the Companies, on the other hand, if the Closing has not occurred, other than through the failure of the Party(s) seeking to terminate this Agreement fully to comply with its obligations under this Agreement, on or before February 28, 2006, or such later date as the Parties may agree upon; or

4.

by either Grand, on the one hand, or Cornerstone and the Companies, on the other hand if the other Party or Parties has committed a material breach of this Agreement and such breach has not been waived.

B.

Effect of Termination

.

1.

Termination of this Agreement pursuant to Section 11.01 will terminate all obligations of the Parties hereunder except for those covenants and obligations contained in Sections 8.08, 13.01 and 13.03 and this Section 11.02; provided, however, that termination by any Party (the “Terminating Party”) pursuant to clause (b), (c) or (d) of Section 11.01 will not relieve a Party in material breach of its obligations hereunder (the “Breaching Party”) for any Liability to the Terminating Party with respect to such breach.

2.

In the event of termination of this Agreement for any reason, each Party will bear all expenses incurred by it in connection with this Agreement and the Transaction Documents.

XII.

SURVIVAL AND INDEMNIFICATION

A.

Survival

.  Notwithstanding any right of any Party to fully investigate the affairs of the other Party (and, in the case of Grand, of the Companies and the Subsidiaries of the Companies) and any knowledge of facts determined or determinable by such Party pursuant to such investigation or right of investigation, the representations, warranties, covenants and agreements of the other Party contained in this Agreement, or listed or disclosed on any other Transaction Document shall survive the Closing.  All covenants, agreements and Closing certifications made by the Parties shall survive the execution and delivery of this Agreement and the Closing hereunder.  All of the representations and warranties made by the Parties shall survive the execution and delivery of this Agreement and the Closing hereunder for a period of eighteen (18) months following the Closing Date; provided, however, that: (a) the representations, warranties, covenants, agreements and Closing certifications made by Cornerstone in (i) Section 3.10 with respect to environmental matters, Section 3.11 with respect to taxes, Section 3.15(f), Section 3.16 with respect to sufficiency of assets, Section 3.19 with respect to intellectual property, Section 3.23 with respect to finder’s fees and commissions, Section 4.02 with respect to due authorization, Section 4.06 with respect to share ownership and

10

Section 4.07 with respect to securities matters, shall survive the execution and delivery of this Agreement and the Closing until the date which is ninety (90) days after the date on which the respective applicable statute of limitations has expired or indefinitely if no statute of limitation applies; (b)  the representations, warranties, covenants, agreements and Closing certifications made by Grand in Section 5.02 with respect to due authority, Section 5.05 with respect to capitalization and authorization of the Purchase Consideration and Section 5.11 with respect to finder’s fees and commissions, shall survive the execution and delivery of this Agreement and the Closing until the date which is ninety (90) days after the date on which the respective applicable statute of limitations has expired or indefinitely if no statute of limitation applies; and (c) claims related to fraud or willful misconduct shall survive indefinitely.  There shall be no termination of any such representation or warranty as to which a Claim has been asserted prior to the termination of such survival period.

B.

Indemnification

.

1.

Subject to Section 12.01, Cornerstone agrees and, if this Agreement is terminated by Grand before the Closing pursuant to clause (b), (c) or (d) of Section 11.01, the Companies agree, promptly upon the determination of Damages, to indemnify and hold harmless Grand and the Companies, their respective Affiliates and their respective Representatives, from and against all Damages resulting, directly or indirectly, from or in connection with:

a)

any misrepresentation or breach of any warranty made by Cornerstone or the Companies in this Agreement or any agreement or instrument delivered by Cornerstone or the Companies in connection with the Transaction without giving effect to any supplement or amendment to the Schedules or other notice delivered or required to be delivered pursuant to Section 8.04;

b)

any breach of any covenant, agreement or other obligation of Cornerstone or the Companies contained in this Agreement; and

c)

any and all Damages resulting, directly or indirectly, from or in connection with: (A) to the extent that such Taxes exceed the Taxes which are included as a current liability in the Latest Company Balance Sheets, any and all Taxes of the Companies or any Subsidiary of the Companies for periods or portions thereof ending on or before the Closing Date, including taxes required to be withheld, but excluding Taxes for which reserves have been established to reflect timing differences between book and Tax income, (B) any and all Taxes imposed upon or assessed against any of Grand, the Companies, any Subsidiary of the Companies or their respective assets as a result of the transfer to Grand of the Companies Shares pursuant to this Agreement, and (iii) any hazard or defect, or alleged hazard or defect, in the manufacture, design, material or workmanship of any product (including any part or component) shipped or manufactured by, or services provided by, the Companies or any Subsidiary of the Companies prior to the Closing Date.

11

2.

Subject to Section 12.01, Grand (the “Indemnitor”) agrees, promptly upon the determination of Damages, to indemnify and hold Cornerstone, its Affiliates and their respective Representatives (the “Indemnitees”), from and against all Damages resulting, directly or indirectly, from or in connection with:

a)

any misrepresentation or breach of any warranty made by Grand in this Agreement or any agreement or instrument delivered in connection with the Transaction without giving effect to any supplement or amendment to the Schedules or other notice delivered or required to be delivered pursuant to Section 8.04; and

b)

any breach by Grand of any covenant, agreement or other obligation of the Indemnitor contained in this Agreement.

C.

Procedure for Indemnification

.

1.

Third Party Claims.

a)

Promptly after receipt by the Party claiming a right to indemnification hereunder (the “Indemnitee”) of notice of the commencement of any Action by a third party (a “Third Party Claim”) with respect to any matter for which indemnification is or may be owing pursuant to Section 12.02, the Indemnitee will give notice thereof to the Party against which it is seeking indemnification (the “Indemnitor”); provided, however, that the failure of the Indemnitee to notify the Indemnitor will not relieve the Indemnitor of any of its obligations hereunder, except to the extent that the Indemnitor demonstrates that the defense of such Third Party Claim has been actually prejudiced by the Indemnitee’s failure to give such notice.

b)

If any Action referred to in Section 12.03(a)(i) is brought against an Indemnitee and it gives notice to the Indemnitor of the commencement of such Action, the Indemnitor will, unless the Action involves Taxes, be entitled to participate in such Action, and (unless (x) the Indemnitor is also a party to such Action and the Indemnitee determines in good faith that joint representation would be inappropriate upon the advice of outside counsel that a conflict of interest exists between the Indemnitee and the Indemnitor with respect to such Action, or (y) the Indemnitor fails to provide reasonable assurance to the Indemnitee of its financial capacity to defend such Action and provide indemnification with respect to such Action) may assume the defense of such Action with counsel satisfactory to the Indemnitee and, after notice from the Indemnitor to the Indemnitee of its election to assume the defense of such Action, the Indemnitor will not, as long as it diligently conducts such defense, be liable to the Indemnitee under this Article XII for any fees of other counsel with respect to the defense of such Action, in each case subsequently incurred by the Indemnitee in connection with the defense of such Action.

c)

If the Indemnitor assumes the defense of an Action, (x) no compromise or settlement of the Third Party

12

Claim or Action may be effected by the Indemnitor without the Indemnitee’s consent unless (A) there is no finding or admission of any violation of Law or any violation of the rights of any Person and the compromise or settlement will have no effect on, or provide, grounds for the basis of, any other Third Party Claims that may be made against the Indemnitee, and (B) the sole relief provided is monetary damages that are paid in full by the Indemnitor; and (y) the Indemnitee will have no Liability with respect to any compromise or settlement of such Claims or Action effected without Indemnitee’s consent.  Notwithstanding the assumption by the Indemnitor of the defense of any Claim or Action as provided in this Section 12.03(a)(iii), the Indemnitee will be permitted to join in such defense and to employ counsel at its own expense.  If notice pursuant to Section 12.03(a)(i) is given to an Indemnitee of the commencement of any Action and the Indemnitor does not, within ten (10) days after such Indemnitee’s notice is given, give notice to the Indemnitee of its election to assume the defense of such Action, the Indemnitor will be bound by any determination made in such Action or any compromise or settlement effected by the Indemnitee.

d)

Notwithstanding the foregoing, if the Indemnitee determines in good faith that there is a reasonable probability that an Action may adversely affect it or its Affiliates other than as a result of monetary Damages for which it would be entitled to indemnification under this Agreement, the Indemnitee may, by notice to the Indemnitor, assume the exclusive right to defend, compromise or settle such Action, but the Indemnitor will not be bound by any determination of an Action so defended or any compromise or settlement effected without its consent, which may not be unreasonably withheld.

e)

Indemnitor and Indemnitee agree to provide each other with reasonable access during regular business hours to the properties, Books and Records and Representatives of the other, as reasonably necessary in connection with the preparation for an existing or anticipated Action involving a Third Party Claim and its obligations with respect thereto pursuant to this Article XII.

2.

Direct Claims.  Any claim by an Indemnitee for indemnification not involving a Third Party Claim (a “Direct Claim”) may be asserted by giving the Indemnitor notice thereof.  If the Indemnitor does not notify the Indemnitee within thirty (30) calendar days following its receipt of such notice that the Indemnitor disputes its Liability to the Indemnitee under Section 12.02, the claim specified by the Indemnitee in such notice will be conclusively deemed a Liability of the Indemnitor under Section 12.02 and the Indemnitor will pay the amount of such Liability to the Indemnitee on demand or, in the case of any notice in which the amount of the claim (or any portion thereof) is estimated, on such later date as the amount of such claim (or such portion thereof) becomes finally determined.

D.

Payment

.  With respect to any Third Party Claim for which indemnification is payable hereunder, Indemnitor will pay Indemnitee promptly after (i) the entry of judgment against the Indemnitee and the expiration of any applicable appeal period; (ii) the entry of a non-appealable judgment or final appellate decision against the Indemnitee; or (iii) the execution of any settlement agreement with respect to such Third Party Claim.

13

E.

Right to Indemnification Not Affected by Knowledge or Waiver

.

1.

The right to indemnification, payment of Damages or other remedy based upon breach of representations, warranties, covenants, agreements or obligations will not be affected by any investigation conducted with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any such representation, warranty, covenant, agreement or obligation.

2.

The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, agreement or obligation, will not affect the right to indemnification, payment of Damages or other remedy based on such representations, warranties, covenants, agreements and obligations.

F.

Sole and Exclusive Remedy

.  Except as otherwise expressly provided herein, in the absence of fraud or intentional misrepresentation or intentional breach of warranty or covenant, indemnification pursuant to this Article XII will be the exclusive remedy of each Party against the other for the matters subject to indemnification set forth in this Article XII and will be in lieu of other remedies with respect thereto.

G.

Limitations on Liability

.

1.

No Person seeking to be indemnified hereunder will be entitled to any recovery from the proposed Indemnitor unless a claim for indemnification, specifying the factual basis of that claim in reasonable detail to the extent then known, is made on or before the expiration of time period for survival set forth in Section 12.01.

2.

No Party shall be liable to indemnify the other Party for Damages in excess of US$8,800,000 or the equivalent thereof in other currencies with respect to a Direct Claim based upon the circumstances described in clause (i) of Sections 12.02(a) and 12.02(b).  The foregoing limitation shall not apply to any claim for indemnification pursuant to Section 12.02(a)(ii), 12.02(b)(ii) or Section 12.01(a)(iii), or with respect to any Liability resulting from a breach of Sections 3.02, 3.10, 3.11, 3.19(c), 4.06, 4.07, 5.05 and 5.10.

3.

No Party shall be liable to indemnify the other Party for Damages in excess of the Purchase Price or the equivalent thereof in other currencies with respect to all Claims.  The foregoing limitation shall not apply to any claim for indemnification with respect to any Liability resulting from a breach of Sections 3.02, 3.10, 3.11, 3.19(c), 4.06, 4.07, 5.05 and 5.10.

4.

No Party shall be liable to indemnify the other Party for Damages with respect to a Direct Claim based upon the circumstances described in clause (i) of Sections 12.02(a) and 12.02(b):

(i)

to the extent that such Damages arise as a result only of an increase in rates of Tax made after Closing with retrospective effect; or

14

(ii)

to the extent that a note, provision, allowance or reserve in respect thereof was made in the Company Financial Statements or the Grand Financial Statements.

5.

Any claim for indemnification by Grand for a Direct Claim against Cornerstone shall be satisfied first by delivering a number of Escrow Shares equal to the amount of the Damages subject to indemnification, based upon the Market Price of the Grand ADSs into which each such Preference Share is convertible.

H.

Indemnification Threshold

.

1.

In the absence of fraud or intentional misrepresentation or intentional breach of warranty, the Liability of an Indemnitor with respect to any claim for indemnification under Section 12.02 shall not be payable unless and until the aggregate amount of Damages suffered or incurred by Indemnitee shall exceed one hundred fifty thousand United States dollars (US$150,000) or the equivalent thereof in other currencies, in which event the said amount shall be deducted from the actual amount of the Damages so suffered or incurred.

XIII.

MISCELLANEOUS PROVISIONS

A.

Expenses

.

1.

Subject to the provisions of Article XII and Section 13.01(b), each of the Parties will pay all costs and expenses incurred by it or on its behalf in connection with the Agreement and the Transaction, including fees and expenses of its own Representatives.  All costs and expenses incurred in the issuance of the Grand Preference Shares to Cornerstone, including the increase of authorised share capital of Grand (if necessary) shall be borne by Grand.

2.

If an Action is brought by a Party to this Agreement for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing Party will be entitled to recover legal fees and costs incurred in that Action in addition to any other relief to which it may be entitled.

B.

Notices

.  All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written or electronic confirmation of receipt), (b) sent by facsimile (with written confirmation of receipt), provided, that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a Party may designate by notice to the other Party(s)):

1.

If to Cornerstone:

15

Cornerstone Beststep International Limited
Room UG 202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Attention:  Mr. Hsieh Cheng

Facsimile No.:  852-2152-9053

with a copy to:

Preston|Gates|Ellis – Solicitors
35th Floor
Two International Finance Centre 8 Finance Street Central Hong Kong
Attn.:  Navin Aggarwal
Facsimile No.: (852) 2511 9515

2.

If to Grand:

Grand Toys International Limited
Room UG 202, Floor UG2
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon, Hong Kong
Attention:  Mr. Henry Hu
Facsimile No.:  852-2520-5515

with a copy to:

Katten Muchin Zavis Rosenman
575 Madison Avenue
New York, New York 10022
Attn:  Paul J. Pollock, Esq.
Facsimile No.:  (212) 894-5511

And

J. Chan, Yip, So & Partners
Suite 2306 Henley Building
5 Queen's Road Central
Hong Kong
China
Attn:  Timothy P. Conti
Facsimile No.: 011-852-2869 8895

16

C.

Arbitration

.  Except with respect to any dispute, Claim or controversy arising out of Sections 6.01, 6.02, 6.05 and 7.04, any dispute, Claim or controversy arising out of or in connection with this Agreement shall be finally determined by arbitration in accordance with the International Arbitration Rules of the American Arbitration Association.  Unless the Parties agree otherwise, there shall be three arbitrators.  The place of arbitration shall be New York, New York, United States of America and the language of the arbitration shall be English.  None of the Parties shall contest the choice of New York as the proper forum for such dispute and notice in accordance with Section 13.02 shall be sufficient for such arbitration panel to conduct such proceedings.  Except as the arbitrators shall otherwise determine, the evidentiary aspects of the arbitral proceedings shall be conducted in accordance with the Rules on the Taking of Evidence in International Commercial Arbitration adopted by the Council of the International Bar Association on June 1, 1999.

D.

Governing Law

.  This Agreement will be interpreted and construed in accordance with and governed by the Laws of the HKSAR, which shall be the proper law of this Agreement notwithstanding any rule or principle of conflict of laws under which any other body of law would be made applicable.

E.

Waiver

.  Except as otherwise provided herein, the rights and remedies of the Parties to this Agreement are cumulative and not alternative.  Neither the failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.  To the maximum extent permitted by Law, (i) no claim or right arising out of this Agreement or the Transaction Documents can be discharged by any Party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Party; (ii) no waiver that may be given by a Party will be applicable except in the specific instance for which it is given and will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure or noncompliance; and (iii) no notice to or demand upon one Party will be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the Transaction Documents.

F.

Entire Agreement and Modification

.  This Agreement and the Transaction Documents constitute a complete and exclusive statement of the terms of the agreement between the Parties with respect to the subject matter contained herein supersede all prior discussions, negotiations, proposals, offers, understandings and agreements between the Parties, excluding that certain Confidentiality Agreement by and among Grand and Cornerstone dated November 30, 2005 (the “Confidentiality Agreement”).

G.

No Oral Modification

.  This Agreement may not be amended except by a written Contract executed by the Party to be charged with the amendment.  Any attempted amendment in violation of this Section 13.07 will be void ab initio.

17

H.

Assignments, Successors, and No Third-Party Beneficiaries

.  No Party may assign any of its rights under this Agreement or any Transaction Document without the prior written consent of the other Party.  Subject to the preceding sentence, this Agreement and the Transaction Documents will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the Parties.  Nothing expressed or referred to in this Agreement or the Transaction Documents will be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or the Transaction Documents, or any provision of this Agreement or the Transaction Documents, except that Indemnitees will be entitled to indemnification as set forth in Article XII.  Subject to the preceding sentence, this Agreement and the Transaction Documents and all of its provisions and conditions are for the sole and exclusive benefit of the Parties and their successors and permitted assigns.

I.

Severability

.  If any provision of this Agreement is held invalid or unenforceable by any court or arbitration tribunal of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.  Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

J.

Captions; Currency

.  The article, section and paragraph captions herein and the table of contents hereto are for convenience of reference only, do not constitute part of this Agreement and will not be deemed to limit or otherwise affect any of the provisions of this Agreement.

K.

Exhibits and Schedules

.  All exhibits and schedules are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Capitalized terms used in the Transaction Documents but not otherwise defined therein will have the respective meanings assigned to such terms in this Agreement.

L.

Interpretation; Contra Proferentem Principle Excluded

.  For the purposes of this Agreement, (i) words in the singular will be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof”, “herein”, and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, (iii) the word “or” will not be exclusive, (iv) the phrase “made available” will mean that the information referred to has been made available if requested by the party to whom such information is to be made available, (v) a “breach” of a representation, warranty, covenant, obligation or other provision of this Agreement or any Transaction Document will be deemed to have occurred if there is or has been (x) any inaccuracy in or breach of or any failure to perform or comply with, such representation, warranty, covenant, obligation, or other provision, or (y) any claim by any Person or other occurrence or circumstance that is or was inconsistent with such representation, warranty, covenant, obligation or other provision; and the term “breach” means any such inaccuracy, failure, Claim, occurrence or circumstance.  The Parties have participated jointly in the negotiation and drafting of this Agreement, and this Agreement will not be construed for or against any Party by reason of the authorship or alleged authorship of any provision of this Agreement or by reason of the status of the respective Parties.

18

M.

Time of Essence

.  With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

N.

Counterparts; Facsimile

.  This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which together will be deemed to constitute one and the same Contract and may be executed by facsimile.

19

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties or their duly authorized officers  as of the date first written above.

GRAND TOYS INTERNATIONAL LIMITED By: /s/ Henry Hai Lin Hu Henry Hai Lin Hu Director
CORNERSTONE BESTSTEP INTERNATIONAL LIMITED By: /s/ Jeff Hsieh Cheng Jeff Hsieh Cheng Chief Executive Officer
HUA YANG HOLDINGS COMPANY LIMITED By: /s/ Kevin Murphy Kevin Murphy Director
KORD HOLDINGS, INC. By: /s/ Li San Tung Li San Tung Director

ACCEPTED AND AGREED AS TO SECTION 6: _____/s/ Jeff Hsieh Cheng________________ Jeff Hsieh Cheng

20

EXHIBIT A

Hua Yang Holdings Co., Ltd.	HK$3,966,147.10 divided into 20,176,741 Common Shares of HK$0.10 each and 194,850,000 Preferred Shares of HK$0.01 each

Kord Holdings Inc.	US$10,000.00 divided into 10,000 shares of US$1.00 each.

1

EXHIBIT B

TERMS OF THE SERIES B CONVERTIBLE PREFERENCE SHARES

SPECIAL RESOLUTION

“THAT

1)

the directors of the Company be and they are hereby authorised to allot and issue up to 11,465,798 Series B Convertible Preference Shares of HK$1.00 each in the capital of the Company (“Series B Preference Shares”) to Cornerstone Beststep International Limited (“Cornerstone”) in accordance with, and subject to, the provisions of that certain Exchange Agreement by and among the Company, Hua Yang Holdings Company Limited, Kord Holdings, Inc. and Cornerstone dated November 30, 2005 (the “Exchange Agreement”), the conditions of issue of such Series B Preference Shares being as set out in the Exchange Agreement;

2)

upon allotment and issue of such Series B Preference Shares, the same be credited as fully paid at a premium and the name of the allottee entered in the register of members of the Company as the holder thereof and a share certificate be issued under the common seal of the Company bearing such legend or legends as may be required by the provisions of the Exchange Agreement and delivered to the allottee;

3)

the directors of the Company be and they are hereby authorised to allot and issue ordinary shares of HK$1.00 each in the capital of the Company (“Ordinary Shares”) to Cornerstone upon conversion of the Series B Preference Shares and in payment of the Series B Preferential Dividends (as defined in new Article 5B(1) below);

4)

the following new Article 5B be inserted as an additional Article immediately following Article 5A in the Articles:

“5B. (1) In this Article, the following expressions shall have the following meanings except where the context otherwise requires:

“Associate” means (a) in relation to an individual: (aa) his spouse and any child or step-child under the age of 18 (eighteen) years of the individual or of his spouse (“family interests”); (bb) the trustees, acting in their capacity as such, of any trust of which such individual or any of his family interests is a beneficiary or, in the case of a discretionary trust, is a discretionary object; or (cc) any company in the equity capital of which such individual and/or his family interests taken together are directly or indirectly interested so as to exercise or control the exercise of 30 (thirty) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors and any other company which is its subsidiary or holding company or a fellow subsidiary of any such holding company; and (b) in relation to a company, any other company which is its subsidiary or holding company or is a fellow subsidiary of any such holding company or one in which it and/or such other company or companies taken together are directly or indirectly interested so as to exercise or control the exercise of 30 (thirty) per cent. or more of the voting power at general meetings, or to control the composition of a majority of the board of directors;

“Business Day” means a day (other than Saturday or Sunday) on which licensed banks are generally open for business in Hong Kong;

“Depositary” means The Bank of New York, or any successor depositary for Grand ADSs;

“Dividend Payment Date” means 30th June and 31st December in each year;

“Grand ADSs” means the Company’s American depositary shares, each representing beneficial ownership of one Ordinary Share in the capital of the Company;

“Series A Preference Shares” means the series A convertible preference shares of HK$1.00 each in the capital of the Company and all other (if any) shares resulting from any sub-division, consolidation or reclassification thereof;

“Series B ADS Conversion Ratio” means the Series B Exchange Price divided by the Series B Conversion Price;

“Series B Conversion Price” means US$1.427275 (One United States Dollar and Forty-Two point seven two seven five United States cents);

“Series B Dividend Price” means US$1.543 (One United States Dollar and Fifty-Four point three United States cents);

“Series B Preference Shares” means series B convertible preference shares of HK$1.00 each in the capital of the Company and all other (if any) shares resulting from any sub-division, consolidation or reclassification thereof;

“Series B Exchange Price” means US$3.8375 (Three United States Dollars and eighty-three point seven five cents);

“Series B Preference Shareholder(s)” means a person or persons registered from time to time in the Register as (a) holder(s) of any Series B Preference Share(s);

“Series B Preferential Dividend” means the cumulative preferred dividend as set out in Article 5B. (2); and

“US$” means United States Dollars, the lawful currency of the United States of America.

(2)

Series B Preference Shares shall carry equal rights and rank pari passu with one another, shall be junior in right to the Series A Preference Shares and, in addition to such other rights as are set out in the conditions of issue thereof, shall have the rights and restrictions set out below:

As to dividends

(i)

Each Series B Preference Share shall confer on the holder thereof the right to receive a cumulative preferred dividend at the rate of 4.75 (four and three quarters) per cent. per annum of the Series B Exchange Price, pro-rated over any part of a year during which such Series B Preference Share shall be outstanding, on the basis of a year of 365 (three hundred and sixty-five) days or 366 (three hundred and sixty-six) days as applicable.

(ii)

The Series B Preferential Dividend shall accrue from day to day until redemption or conversion and, subject only to the same being lawful, be payable to Series B Preference Shareholders (a) semi-annually in arrears on each Dividend Payment Date in respect of the half-year ending on such respective dates, or, if any Dividend Payment Date is not a Business Day, on the next day which is a Business Day and (b) upon conversion of the Series B Preference Shares to Ordinary Shares as hereinafter provided; provided, however, that at the election of the Company, in lieu of cash, any Series B Preferential Dividends shall be paid by the issue and deposit by the Company with the Depositary of such number of Ordinary Shares as shall be determined by dividing the Series B Preferential Dividend by the Series B Dividend Price and the Company shall direct the Depositary forthwith to issue to the holder(s) of the Series B Preference Shares an equivalent number of Grand ADSs.

(iii)

The Series B Preferential Dividend shall be due and payable on the dates specified for payment and, notwithstanding the fact that the Series B Preferential Dividend is expressed to be cumulative, subject to Article 5B. (2)(ii), it shall on each such date ipso facto and without any resolution of the Board or of members of the Company in general meeting (and notwithstanding anything contained in these Articles) become a debt due from and immediately payable by the Company to Series B Preference Shareholders (subject only to the same being lawful ).

As to conversion

(iv)

Each Series B Preference Share shall be convertible into such number of Ordinary Shares as shall be calculated in accordance with the Series B ADS Conversion Ratio.

(v)

Such conversion shall be implemented in such manner as the Board shall, subject to the Ordinance and these Articles, from time to time determine.

Without prejudice to the generality of the foregoing, any conversion may be effected by (a) redesignation of Series B Preference Shares as Ordinary Shares; or (b) exchange of Series B Preference Shares for such number of new Ordinary Shares as is calculated pursuant to Article 5B. (2)(iv) (in this Article 5B(2)(v) “the Relevant Ordinary Shares”), which Relevant Ordinary Shares shall be allotted and issued to the holder of the Series B Preference Shares or as it shall direct; or (c) redemption or repurchase of such Series B Preference Shares at the Series B Exchange Price out of (aa) the capital paid up on such Series B Preference Shares or (bb) the funds of the Company otherwise available for dividend or distribution with the proceeds of redemption or repurchase thereof applied by the Series B Preference Shareholder as payment in full by way of subscription for the Relevant Ordinary Shares or (cc) the proceeds of a fresh issue of the Relevant Ordinary Shares made for the purpose of the redemption or repurchase or any combination of (aa) and/or (bb) and/or (cc).

(vi)

Immediately following conversion, the holder of the Ordinary Shares or new Ordinary Shares, if a person other than the Depositary, shall deliver to the Company a duly executed and stamped instrument of transfer in respect thereof in favour of the Depositary and the Company shall thereupon cause the transfer of such Ordinary Shares or new Ordinary Shares to be approved and registered.  In the case both of any such transfer of Ordinary Shares or new Ordinary Shares, or of any issue of new Ordinary Shares, to the Depositary, (a) the Series B Preference Shareholder shall deliver to the Company for cancellation the share certificate(s) in respect of the Series B Preference Shares so converted; and (b) the Company shall thereupon forthwith deposit a certificate for such Ordinary Shares or new Ordinary Shares with the Depositary with irrevocable instructions to issue to the former holder of the Series B Preference Shares such number of Grand ADSs as is equivalent to the number of such Ordinary Shares or new Ordinary Shares.

(vii)

Any Series B Preference Shareholder shall be entitled to convert its Series B Preference Shares, in whole (but not in part) into Ordinary Shares in the manner set out above at any time after November 30, 2006, upon giving to the Company not less than 10 (ten) nor more than 30 (thirty) days’ prior written notice.  Upon such conversion, the Company may elect, subject only to the same being lawful, in lieu of paying cash in respect of accrued but unpaid Series B Preferential Dividends, to issue and deposit with the Depositary such number of Ordinary Shares as shall be determined by dividing any accrued but unpaid Series B Preferential Dividends by the Series B Dividend Price, and shall direct the Depositary forthwith to issue to the former holder(s) of such Series B Preference Shares an equivalent number of Grand ADSs.

(viii)

The Company shall be entitled at any time to give written notice to any Series B Preference Shareholder requiring it to convert the whole (and not part only) of its Series B Preference Shares into such number of Ordinary Shares as shall be calculated in accordance with the Series B ADS Conversion Ratio in accordance with the manner set out in Article 5B (2)(v) and (vi), if, subject as provided below, Grand ADSs have traded at US$2.8733 (two United States Dollars and eighty seven point thirty-three United States cents) or higher for at least 45 (forty-five) days prior to the date on which such notice is given. The provisions of Article 5B (2)(vii) shall apply mutatis mutandis in respect of any Series B Preferential Dividends accrued but unpaid at the date of conversion.  The trading premium requirement set out in clause (a) of this item (viii) shall lapse upon the occurrence of a public offering of securities by the Company resulting in proceeds of not less than US$50,000,000 (fifty million United States Dollars).

Liquidation preference

(ix)

Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the assets of the Company available for distribution to members shall be applied (a) first, in paying to Series A Preference Shareholders US$3.8375 (three United States Dollars and seventy-three point six five United States cents) (“the Series A Exchange Price”) in respect of each Series A Preference Share held by them, and if the assets of the Company are insufficient to pay such amount, then (if there is more than one Series A Preference Shareholder) in paying to Series A Preference Shareholders an amount equal to the Series A Exchange Price for the Series A Preference Shares ratably in respect of each Series A Preference Share held by them; (b) second, in paying to Series A Preference Shareholders all arrears and accruals of Preferential Dividends on the Series A Preference Shares; (c) third, in paying to Series B Preference Shareholders an amount equal to the Series B Exchange Price in respect of each Series B Preference Share held by them, and if the assets of the Company are insufficient to pay such amount, then (if there is more than one Series B Preference Shareholder) in paying to Series B Preference Shareholders an amount equal to the Series B Exchange Price ratably in respect of each Series B Preference Share held by them; (d) fourth, in paying to Series B Preference Shareholders all arrears and accruals of Series B Preferential Dividends; and (e) fifth, in paying to the holders of Ordinary Shares any surplus assets which shall be distributed ratably amongst such holders according to the amounts paid up thereon.

Voting rights

(x)

Series B Preference Shareholders shall be entitled to receive notice of, and to attend and vote at, all general meetings of the Company.

(xi)

On a vote taken at any general meeting of the Company on a show of hands, any Series B Preference Shareholder present in person or, being a corporation, by a representative, shall be entitled to vote in the same manner as any holder of Ordinary Shares.  On a poll, Series B Preference Shareholders present in person or by proxy or, being a corporation, by a representative, shall be entitled to such number of votes equal to the number of Ordinary Shares into which Series B Preference Shares held by them are, at the date of such meeting, convertible in accordance with the relevant provisions of this Article.

Transferability

(xii)

Series B Preference Shares shall be non-transferable except, to the extent permitted by any applicable laws of Hong Kong or elsewhere to (a) Associates of Cornerstone Beststep International Limited; (b) any person to whom Series B Preference Shares are transmitted from any holder thereof whether by will or other testamentary disposition or the laws of intestacy or descent, including members of such holder’s family, which includes his or her spouse and children and any other natural person who resides with such holder; or (c) any trust which is for the exclusive benefit of, or any partnership or limited liability company the partners or members of which are limited to, holders of Series B Preference Shares and/or permitted transferees of such holders as set out in (a) or (b) of this Article 5B (2)(xii).

(xiii)

Any such permitted transfer shall be effected by instrument of transfer, and shall be registered by the Company, in the same manner mutatis mutandis as these Articles provide in respect of Ordinary Shares.

Variation of rights

(xiv)

All or any of the special rights and privileges for the time being attached to Series B Preference Shares (notwithstanding any pending or actual liquidation of the Company) may, either with the prior written consent of the holders of not less than three-fourths of the Series B Preference Shares or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of Series B Preference Shares duly convened and held as hereinafter provided, be varied or abrogated.  To every such separate meeting, the provisions of these Articles with respect to notice or proceedings at general meetings shall apply mutatis mutandis, but so that any such meeting shall not be quorate unless the holder or holders of a majority of the Series B Preference Shares is or are present in person, by proxy or, being a corporation, by a representative.”;

5)

any one or more of the directors of the Company be and he is or they are hereby authorised to do all other such acts and things, including signature or execution of any instrument or other document for and on behalf of the Company, to give effect to such allotment and issue and any such conversion; and

6)

all convertible preference shares issued by the Company prior to the date of this resolution,  be and they are hereby re-designated as Series A Preference Shares so that the Articles shall henceforth be construed accordingly.”

EXHIBIT C

CORNERSTONE NET INDEBTEDNESS

As of November 30, 2005

PARTY	US$
Owed to Grand and Affiliates
Playwell Toy China	1,006,112
Sunny Smile International Ltd.	997,969
Shareholder C/A	1,105,681
Cornerstone Overseas Investments, Limited	678,817
Dongguan Bailiwei Plaything Limited	274,766

Owed to Cornerstone and Affiliates
Hua Yang Shareholders’ loan	(1,047,550)
Centralink Investments Limited	(304,781)
China Retail Management Limited	(209,341)
TOTAL – Due to Grand:	2,501,673

EXHIBIT D

Form of Opinion of J. Chan, Yip, So & Partners

[Intentionally Omitted]

EXHIBIT E

Form of Opinion of Preston Gates Ellis

[Intentionally Omitted]

EXHIBIT F

Form of Opinion of Maples and Calder (Cayman Islands law)

[Intentionally Omitted]

EXHIBIT G

Form of Opinion of Maples and Calder (BVI law)

[Intentionally Omitted]

EXHIBIT H

Form of Opinion of Commerce and Finance Law Offices

[Intentionally Omitted]

ANNEX B

November 22, 2005

The Board of Directors

Grand Toys International Limited

Room UG202, Floor UG2

Chinachem Golden Plaza

77 Mody Road

Tsimshatsui East, Kowloon, H.K.

Gentlemen:

We have acted as your financial advisor in connection with the proposed transaction pursuant to which Grand Toys International Limited (the “Company” or “Grand Toys”) will acquire the outstanding share capital of Hua Yang Holdings Company Limited (“Hua Yang”) and the outstanding share capital of Kord Holdings, Inc. (“Kord”) (collectively, the “Target”) from Cornerstone Beststep International Limited (“Cornerstone”) pursuant to an Exchange Agreement (the “Exchange Agreement”) by and among Grand Toys, Hua Yang, Kord and Cornerstone.  For purposes of this letter, the term “Exchange Agreement” shall mean and refer to the draft of the Exchange Agreement as furnished to us on November 17, 2005, which is the latest draft of the Exchange Agreement furnished to us; and the acquisition of Hua Yang and Kord by Grand Toys pursuant to the Exchange Agreement is referred to as the “Transaction”.   The terms and conditions of the Transaction are more fully set forth in the Exchange Agreement.

You have requested our opinion as to the fairness from a financial point of view to the disinterested shareholders of the Company of the consideration to be paid by the Company for Hua Yang and Kord, collectively, in the Transaction.  For purposes of this opinion, the term "disinterested shareholders" means holders of the Company's American Depositary Shares representing beneficial ownership of the Company’s ordinary voting shares, other than Cornerstone and its Affiliates (as such term is defined in the Exchange Agreement).

In connection with rendering our opinion, we have:

(x)

analyzed certain publicly available financial statements and reports regarding the Company;

(xi)

analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company prepared by management of the Company;

(xii)

reviewed the reported prices and trading activity for the Company’s American Depositary Shares;

(xiii)

analyzed certain financial statements and reports regarding the Target companies;

(xiv)

analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Target companies prepared by the managements of the Target companies;

(xv)

compared the financial performance of the Target companies with that of certain  comparable publicly-traded companies and their securities;

(xvi)

reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(xvii)

reviewed the Exchange Agreement and related documents;

(xviii)

discussed with management of the Company the operations and financial condition of and the future business prospects for the Company and the anticipated financial consequences of the Transaction to the Company;

(x)

discussed with the management of the Target companies the operations and financial condition of and the future business prospects for the Target companies and the anticipated financial consequences of the Transaction to the Target companies;

(xi)

discussed with managements of the Target companies the operations and financial condition of and the future prospects for the Target companies and the anticipated financial consequences of the Transaction to the Target companies;

(xii)

analyzed, on a pro forma basis, the effect of the Transaction on the Company’s balance sheet, income statement, and earnings both in the aggregate and, where applicable, on a per share basis;

(xiii)

assisted in your deliberations regarding the material terms of the Transaction and your negotiations with Cornerstone; and

(xiv)

performed such other analyses, considered such other factors and provided such other services as we have deemed appropriate.

We have relied on and assumed the accuracy and completeness of all of the information provided to us by the Company and the Target companies, and our opinion is based upon such information. We have inquired into the reliability of such information only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value.  With respect to the financial projections prepared by management of the Company and the managements of the Target companies, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and the managements of the Target companies as to the future financial performance of the Company and the Target companies.  Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to us, as of the date hereof.   Further, we have assumed that the Transaction will be consummated on the terms set forth in the Exchange Agreement and that all consents and approvals necessary for the consummation of the Transaction will be obtained or taken without any adverse effects on the Company or the Target companies, or the expected benefits of the Transaction, in any way meaningful to our analyses.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes.  We are familiar with the Company and regularly provide investment banking services to companies in the consumer products industry.  In the ordinary course of business, we and our affiliates at any time may provide such services to the Company, the Target companies or their respective Affiliates and may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company.  We have been engaged to provide investment banking services to the Company, and the Company has agreed to pay us retainer fees for providing services to the Company.  The Company has also agreed to pay us a fee for investment banking services in connection with the Transaction upon notification that we are prepared to issue a fairness opinion with respect to the Transaction.    In addition, the Company has agreed to reimburse our expenses incurred in connection with our service as an investment banker for the Company and to indemnify us against certain liabilities that might arise out of the services provided to the Company by us.

Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the consideration to be paid by the Company for the Target in the Transaction is fair from a financial point of view to the disinterested shareholders of the Company.

This opinion is for the information and assistance of the board of directors of the Company in connection with its consideration of the Transaction.  Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the merits of the Transaction as compared to other business strategies or transactions that might be available to the Company.  This opinion does not constitute a recommendation to any shareholder as to whether such shareholder should vote in favor of the Transaction or any other matter related thereto.

This opinion and a summary of our underlying analyses and role as your financial advisor may be included in communications to the Company's shareholders provided that we approve of such disclosures prior to publication.

Very truly yours,

STEPHENS INC.